43

07022774

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Pretoria Portland Cement Company Ltd.

*CURRENT ADDRESS: PPC Building, Barlow Park Extension
180 Katherine Street
Sandton Johannesburg
South Africa

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 2 5 2007
THOMSON FINANCIAL

FILE NO. 82- 35077

FISCAL YEAR 9/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE: 4/23/07

082-35077

AA/S
9-30-05



Pretoria Portland Cement Company Limited

Annual report 2005

A part of your life every day

Barloworld Leading brands

Contents


building the home
in which you live
PPC
CEMENT

For more information on our company and our products, contact Pretoria Portland Cement Company Limited

Tel +27 11 386 9000

Fax +27 11 386 9001

E-mail contactus@ppc.co.za

Web www.ppc.co.za

The inside pages of this report are printed on chlorine free paper manufactured in EMAS certified mills from pulp derived from environmentally certified forests.

PPC

Vision

To more than double the value of the company for all stakeholders by 2010.

Achievement

Through their dedication and efforts for more than a century, the people of PPC have built the leading cement and lime company in Africa. The group's products have also played a vital part in the development of southern Africa. It is a proud achievement.

Commitment

PPC is committed to excellence in satisfying customers' needs and strives for total quality in everything it does.

The company is also committed to the transformation, growth and diversification of the South African economy. As such, our own human resources development strategy concentrates on the growth and development of our employees, including skills development and career path planning.

Our values

- We believe in satisfying our customers' needs
- We supply quality products and services
- We respect the individual
- We provide a non-discriminatory, healthy, safe and challenging work environment
- We are committed to improving the quality of life for our people
- We strive for security of employment
- We care for the environment and the communities in which we operate
- We act professionally and with integrity

Our strategy

The company's strategies remain to:

- Focus on core businesses;
- Generate superior cash flow returns;
- Achieve global competitiveness;
- Develop globally competitive people;
- Practice sound corporate, environmental and social governance; and
- Build on our strengths through synergistic growth.

GLOBAL REPORTING INITIATIVE

PPC is committed to the practice of sound corporate, environmental and social governance and this report has accordingly been prepared with reference to the Global Reporting Initiative guidelines (GRI).

The GRI is an international framework for providing comprehensive information to stakeholders of a company on its economic, social and environmental performance – the triple bottom line.

The initiative was launched in 1997 and is endorsed by the United Nations. Its goal is to enhance the quality, rigour and utility of sustainable reporting.

A comprehensive cross-referenced index for the GRI framework is set out on pages 173 to 176.

Further information is available at: www.globalreporting.org

BUSINESS OBJECTIVES

Economic

- Ensure cash flow returns (CFROP) that allow for continued reinvestment in and replacement of cement capacity
- Continuously explore ways to reduce costs and improve efficiency of operations

Operational

- Reduce energy cost by using substitute fuels
- Increase manufacturing capacity to meet the country's needs

Environmental

- Rehabilitate and obtain closure certificates for all worked out mining areas
- Meet all legislated emission level requirements and further reduce emissions
- Reduce non-renewable resource requirements by increasing level of extenders in the final product

Social

- Assist with the upliftment of disadvantaged communities by using resources from the communities in which we operate
- Skills transfer in disadvantaged communities for sustainable empowerment
- Continue to progress BEE equity and board participation as contemplated in the BBBEE Act and the MPRD Act

FINANCIAL HIGHLIGHTS

for the year ended 30 September 2005

	2005	2004*	2003*
Revenue (Rm)	3 973,6	3 440,1	3 015,9
Operating profit (Rm)	1 511,9	1 172,8	863,4
Net profit attributable to shareholders (Rm)			
– before exceptional items	930,7	783,9	621,1
– after exceptional items	943,5	783,6	625,1
Headline earnings per share (cents)	1 729,5	1 457,8	1 150,3
Dividends per ordinary share (cents)			
– ordinary	1 100	920	725
– special	800	1 400	650
Net asset value per share (cents)	3 731,1	4 336,0	3 963,5
Total assets (Rm)	3 254,7	3 549,6	3 476,8
Market capitalisation – JSE Limited (Rm)	14 853,1	9 245,6	5 684,1

* Restated

Headline earnings per share (cents)



403
521
710
838
1 150
1 458
1 730
99
00
01
02
03
04
05

Return on total assets (%)



13
15
20
23
29
37
47
99
00
01
02
03
04
05

Operating profit per division (Rm)



2005
Cement 1 375
Lime 103
Packaging 34

Net assets per division (Rm)



2005
Cement 2 258
Lime 380
Packaging 62

CHAIRMAN'S REVIEW

Investment of R1,36 billion approved for increased capacity to meet growing demand. Increased infrastructural investment to further strengthen the positive economic outlook.



Tony Phillips
Chairman

A very pleasing year with volume growth exceeding expectation

The past year has again seen cement volumes grow at exceptional levels. Following an increase of almost 16% in 2004, cement volumes in South Africa grew at 14% this year. Operating profit increased to over R1,5 billion as increased volumes improved the group's operating profit further.

Our South African cement sales remained buoyant in all provinces with the exception of the Eastern Cape, where volumes decreased owing to the decline in activity at the Ngqura harbour project. An overall slowing of the Botswana economy resulted in total cement demand there contracting.

The value of the rand limited our competitiveness with seaborne exports but has provided an opportunity to supply niche markets to the north, where consistency and quality of product are requirements.

Porthold in Zimbabwe experienced a very difficult year with continuous shortages of input materials giving rise to frequent plant stoppages. The lack of fuel in the country limited transport logistics and our ability to supply customers. Despite these problems, the management team did a good job to remain cash positive and increase volumes on the prior year. We remain committed to our investment in Zimbabwe and look forward to the resolution of the current economic crisis.

Business environment

A period of low interest rates has boosted consumer spending and provided the necessary impetus for the economy to enter a period of sustained growth. Overall investor confidence in the economy is high with the JSE Limited recording significant gains in almost all sectors. Unfortunately, oil prices may have a negative effect on the local and world economy, should they continue to rise.

The South African government's public announcements on upgrading infrastructure are to be applauded. It is widely accepted that in a developing economy infrastructural investment (gross fixed capital formation – GFCF) needs to be about 25% of gross domestic product (GDP). South Africa has for a number of years lagged, with investment below 15%. Projects totalling some R165 billion are planned in the short to medium term in low-cost housing, transport, dams and infrastructure maintenance, which will have a beneficial impact on the cement industry.

Infrastructural investment programmes accelerated



Dwaalboom factory, where a new kiln line is being built as part of the Batsweledi project.

Expenditure on long-term infrastructural projects creates jobs, boosts the confidence of the investor community and ultimately provides the country with competitive support services. The proposed increase in investment programmes by both Spoornet and Eskom is also welcomed as they are integral to the success of our operations and the economy as a whole. However, we caution that if these programmes result in tariff increases significantly higher than the rate of inflation, they will impact negatively on production costs.

The rate of growth in the residential sector which has been strong over the past two years has slowed, as evidenced by the "cooling off" in the rate of increase of house prices. However, the non-residential sector has begun to and will continue to benefit from government's spending on infrastructural developments and major projects, Gautrain being the most prominent.

However, much will depend on the ability of government and corporations to spend effectively and deploy appropriate management and other skills to ensure that adequate delivery is achieved.

Investment in new capacity

An amount of R1,23 billion will be invested in the installation of a new kiln line and related infrastructure at our Dwaalboom cement factory and R130 million is to be spent on recommissioning and upgrading the existing cement milling and dispatch facilities at the Jupiter factory in Germiston.

The new capacity is expected to come on line in the second calendar quarter of 2008, and the capital expenditure will be financed by a combination of operating cash flows and borrowings, spread over three financial years from 2006, with peak expenditure in 2007.

A R48 million project to recommission the 550 000 ton Jupiter kiln was also approved by your board and will provide additional cement over the two and a half year construction and commissioning period of the Dwaalboom expansion project. Cement production should start early in the new calendar year.

Much of the company's installed cement capacity is old, and the "Batsweledi" expansion project at Dwaalboom represents the first new cement kiln for PPC in over 20 years. Strong cement volume growth over the past number of years has also resulted in capacity utilisation increasing significantly to the point where currently all kilns are operated at peak periods to satisfy requirements.

In order to meet the country's growing cement needs and to cater for replacement of ageing equipment, projects of this nature are likely to become more frequent in future years, with more regular replacement of major equipment and increases in capacity. Whilst cash flows will continue to remain strong, margins will be lower as increased depreciation and finance charges flow through from these new investments.

Black Economic Empowerment

The company remains committed to the transformation, growth and diversification of the South African economy. This is embodied in our philosophy and approach to all aspects of Black Economic Empowerment (BEE). We support the advancement of BEE in terms of our evolving strategy to promote all components of the broad-based BEE scorecard. This is done in accordance with the spirit and intent on which the legislative framework is based.

I am pleased to report that our empowerment transaction in Afripack has completed a successful first year.

CHAIRMAN'S REVIEW continued

The company has experienced an improvement in profit and management's focus on cash generation has delivered a good result. At the recent ABSA Empowerment awards, Afripack was awarded "Top Empowerment Company – Packaging". We are grateful and honoured to be recognised for our contribution to BEE. We are also proud to be associated with our empowerment partners, Nozala, who are extending their investment footprint in the resources field to industries integral to the development and upliftment of all South Africans.



Our Women for Housing project trains women in building techniques using cement.

Social commitment

The company continues to be actively involved in a number of social investment initiatives. These investments are mainly in the areas of assisting local schools and charities, cement donations for small construction works, sponsoring community events, developing small businesses, entrepreneur training and crime prevention.

This year PPC organised a number of workshops for "Women for Housing" which provided their members with training on building techniques using cement as a base material. We continue to sponsor other workshops for "Women for Housing" in fields related to the building industry.

PPC works closely with Women for Peace (WFP), situated in Etwatwa, Daveyton. We have assisted the organisation with the laying of concrete slabs for brick and block-making, and we also make other donations to enable WFP to assist unemployed people in that area.

For the past 14 years PPC has sponsored the Young Concrete Sculptor Awards, which is run under the auspices of the Association of Arts in Pretoria. The awards are open to all young South African sculptors. They have proven to be a wonderful opportunity for black emerging talent to be recognised and nurtured.

HIV/Aids

The company embarked on an extensive campaign last year on awareness training and voluntary testing which resulted in more than 95% of our employees knowing their HIV status. programme has now been extended to include the families of employees and in some cases the broader community.

We continue to support the Nurturing Orphans of AIDS for Humanity (NOAH) initiative as well as the Katha centre in Katlehong, east of Johannesburg, which caters for children infected with or affected by HIV/Aids. Our commitment to and support for Aids programmes will continue, with particular emphasis on and support for educational awareness and prevention.

Strong cash flow

The consistent improvement in operating profits and cash flow over the past number of years has enabled the company to pay special dividends to shareholders. Whilst the capacity expansion will utilise cash resources over the next three years, cash generation in the current year is sufficient to warrant the payment of a special dividend.

A special dividend of 800 cents per share was declared by the board, complementing the final dividend of 149 cents per share.

Prospects

The South African economy has continued to perform extremely well in the past year, with strong consumer spending and low interest rates boosting investor confidence. Inflation has been contained within the targeted range set by the Reserve Bank and the rand has remained relatively stable against major currencies.

The government's intention to increase the annual economic growth rate to 6% and to increase infrastructural

Empowering women in business

investment will further strengthen the positive economic outlook in South Africa.

Increasing GFCF is becoming more evident in all sectors of the South African economy and cement demand expected to increase in line with this. The non-residential sector is also showing strong growth with a number of large construction projects already in progress. Despite a slowing of the residential construction sector, it remains in a growth phase, albeit at a lower level than experienced previously.

We expect cement demand to grow at around 8% in the year ahead. The shortages of skills, rail transport and other related building materials and services may continue to constrain building activity.

Against this background, the outlook for the year ahead is for continued growth at the operating level, assisted by the benefits of cement volume growth and modest price realisation.

In Zimbabwe, Porthold is unlikely to contribute to earnings as hyperinflation, shortages of foreign currency and other commodities continue to strangle the economy.

Board changes

Dr Orrie Fenn, previously managing director of the cement division, was appointed chief operating officer of the PPC group.

Mr Salim Abdul Kader was appointed to the board, having previously been alternate director to Mr Rod Burn who resigned from



Gateway low-cost housing project in the Western Cape.

the board to take up a senior position in the wider Barloworld group.

We welcome Mr Joe Shibambo to the board as an independent non-executive director and look forward to his contribution.

Appreciation

PPC has enjoyed another year of record achievements and outstanding performance. I would like to take this opportunity in thanking John Gomersall, the chief executive officer, his executive team and all our employees for their continued energy and dedication.

2005 was particularly notable in that PPC was the overall winner in the Deloitte/Financial Mail "Best Company to Work For – 2005" survey. This is a proud achievement and bears testament to the "Kambuku" spirit of increasing shareholder customer and employee value through the motivation, empowerment and development of all our people.

AJ Phillips
Chairman
8 November 2005



Orrie Fenn (COO) was one of the first signatories to the pledge at the family day in Sandton.

"We, members of the PPC Team and our families, hereby pledge to take responsibility for our health to minimise the personal, social and economic consequences of the HIV/Aids pandemic."

ORGANISATIONAL PROFILE

Pretoria Portland Cement Company Limited was established in 1892 as De Eerste Cement Fabrieken Beperkt and listed on the JSE Limited in 1910 and Zimbabwe Stock Exchange in 2001. At year-end it was a 71,64%-owned subsidiary of Barloworld Limited.

The history of the company is closely linked to the growth and development of the country. PPC has produced cement for many of the country's most famous landmarks and construction projects. These include the Union Buildings, the Gariep Dam, Van Stadens River Bridge, the Huguenot Tunnel and much of the rest of southern Africa's infrastructure.

PPC Cement is the leading supplier of cement in southern Africa. Its eight manufacturing facilities in South Africa, Zimbabwe and Botswana have capacity to produce 6,4 million tons of cementitious products per annum. The company's distribution network supplies quality branded cements to the building and construction industry, concrete product manufacturers and retail outlets such as builders, merchants, hardware stores and DIY centres.

The company's cementitious brands include the market-leading "Surebuild" brand in South Africa and "Unicem" in Zimbabwe. In addition to serving the southern African domestic markets, cement is exported to other African countries and the Indian Ocean islands.

Related products include aggregates from the company's Gauteng quarries at Mooiplaas and Laezonia and in Botswana.

PPC Lime is the leading supplier of metallurgical grade lime, burnt dolomite, limestone and related products in southern Africa. It operates one of the largest lime plants in the world at Lime Acres in the Northern Cape province of South Africa.

Lime is one of the world's most widely used chemicals. Its major applications include its use as a flux in pyro-metallurgical industries (eg steel making) and as a neutraliser, coagulant or chemical catalyst in gold extraction, water purification, effluent treatment, sugar refining and the manufacture of industrial chemicals.

1. Hercules
2. Jupiter
3. Slurry
4. Dwaalboom
5. Riebeeck
6. De Hoek
7. Port Elizabeth
8. Colleen Bawn
9. Bulawayo
10. Beestekraal quarry
11. Dwaalboom quarry
12. Slurry quarry
13. Zoutkloof quarry
14. Riebeeck quarry
15. Grassridge quarry
16. Colleen Bawn quarry
17. Lime Acres
18. Lime Acres quarry
19. Mount Stewart quarry
20. Laezonia quarry
21. Mooiplaas quarry
22. Kgale quarry
23. Gaborone Readymix
24. Gaborone Cement
25. Head office (Sandton)


9
16
8
22
23
24
11
4
10
12
3
1
21
20
2
25
18
17
13
6
14
5
19
15
7

■ Cement plants ■ Limestone quarries □ Aggregate quarries • Lime quarries ▣ Lime plant □ Gypsum quarry ◙ Head office

Hydrated lime is used primarily for water purification and soil stabilisation. Graded and crushed limestone products are sold to the water treatment and metallurgical industries.

Dolomite products are sold primarily to the metallurgical industries.

PPC Saldanha is a specialised bulk materialshandling facility. It handles raw materials and waste products as an outsourced service to Saldanha Steel in the Western Cape province, and is a world first.

Afripack manufactures paper sacks for the cement industry, paper bags for the manufacturing and food sectors as well as laminated wrapping materials at its factory in Durban, South Africa. It has been a major supplier of flexible paper packaging products to the South African and export markets since 1933 and has the most modern plant of its kind in South Africa.





Barloworld
71,64%
PPC
100%
Mooiplaas Dolomite
100%
PPC Cement*
100%
PPC Lime
25%
Afripack
100%
Porthold^
100%
PPC Saldanha
100%
PPC Botswana~
100%
PPC Slag
100%
Kgale Quarries~

* PPC Cement is a division of PPC
^ Registered in Zimbabwe
~ Registered in Botswana

CHIEF EXECUTIVE OFFICER'S REPORT

- PPC overall winner of Deloitte/Financial Mail "Best Company to Work For – 2005" survey
- New record cement production per employee
- Improved cash flow returns
- Continued commitments to BEE principles



John Gomersall
Chief executive officer

The company's strategies remain to:

1. Focus on core businesses;
2. Build on our strengths through synergistic growth;
3. Develop globally competitive people;
4. Achieve global competitiveness;
5. Generate superior cash flow returns; and
6. Practise sound corporate, environmental and social governance.

Focus on core businesses

The benefits of the company's focus on its core businesses are reflected in the improvement in earnings and returns achieved again this year.

Capacity utilisation

The cement division is running its production facilities at the highest utilisation levels achieved in the last 20 years. It is operating around the clock to meet customers' increased demand, while maintaining quality standards and customer service levels.

During the year the company contracted with its logistics service provider, Barloworld Logistics, to increase the dedicated road-tanker fleet size by almost 60 units at a cost of R52 million. It is indeed fortunate that this step was taken as road transport capacity is currently at a premium.

Building on our strengths through synergistic growth

In addition to the R180 million capital expenditure incurred during the current year, the company has commenced the R1,36 billion Batsweledi Project and the R48 million recommissioning project for the Jupiter factory in Germiston, Gauteng.

Approved capital expenditure totalling R1,5 billion, together with anticipated further replacements and minor uprating projects totalling a further R1 billion, brings the total estimated capital expenditure over the period of 2006 to 2008 to R2,5 billion. This represents a sizeable investment by the private sector in fixed capital formation and reflects the company's confidence in the longer-term growth outlook. This level of capital expenditure is indicative of the continuing investment that could be necessary over the next decade if we are to play our part in supplying the country's burgeoning cement demand.

Increased levels of capital investment such as this place additional pressure on the company and, as a result, several senior managers with experience in the execution of major projects have recently been appointed. In addition, the company has increased its training and focus on employee and contractors' safety in preparation for an environment where construction will be taking place in the midst of existing manufacturing operations.

Service levels maintained despite record demand



Barloworld Logistics expanded its fleet to accommodate demand for transporting increased cement volumes

Global competitiveness and globally competitive people

By the end of this financial year the company was running 12 of its 13 production lines at high levels of utilisation. As a result the tons of cement produced in South Africa increased to the highest levels yet attained, of over 3 000 tons per employee per annum. This represents a 50% increase in productivity over the output per employee achieved in 2001. This is an accolade to our great PPC team, who accepted the challenge and succeeded in running three extra production lines this year compared to last year, with virtually no addition to the number of people employed in manufacturing. The overall workforce rose slightly due mainly to the teams working on expansion and re-commissioning projects and an increased intake of apprentices.

In anticipation of future growth, the apprentice intake at our group training centre near Mafikeng was increased during the year. 76% of all appointments this year were EE appointments indicating the company's commitment to achieving its BEE targets.

Once again, our employees came forward with a staggering 4 112 suggestions of how things could be done "cheaper, better or faster". Of this number 2 530 were accepted and almost 1 633 of the suggested improvements were implemented during the year. Difficulty was experienced implementing all the projects this year due to the pressures of running at such high levels of production. Good cost savings were realised from our Kambuku Value Based Management programme in the past year. This was particularly important in the light of the high inflation experienced on certain inputs.

The productivity, production records, efficiency improvements, cost savings and good service to customers at ever-increasing levels of demand were only possible through our Kambuku programme. These efforts culminated in the company being voted the overall winner in the Deloitte/Financial Mail "Best Company to Work For – 2005" survey.

It is not easy for a capital intensive manufacturing company with mining activities to beat all industries and entrants in this, the most prestigious award and accolade, and achievement reflects the passion, energy and commitment that the Kambuku programme has engendered in our employees.

Cash flow returns

In my CEO's report in 2003, I commented, that cement division returns were approaching levels that could justify future investment. This was after a period of eight years of unacceptably low returns.

The group cash flow returns are now at levels high enough to encourage our shareholders to invest in the modernisation of existing cement manufacturing facilities and their expansion, in order to cater for the growth in cement demand predicted over the next five to ten years.

PPC's current apparent operating margins are distorted in view of the fact that the company's 13 cement production lines are now on average 35 years old, with seven of those lines exceeding 35 years in age and three of them at 45 years or just over. As a result, over the coming years the majority of them need to be replaced at a significantly higher capital cost. Currently these lines carry virtually no depreciation charge against operating profit. In addition, because no new production lines were needed for growth and none has been built for

building capacity for the future



CHIEF EXECUTIVE OFFICER'S REPORT
continued

20 years, there are no finance charges against profits.

The indicated replacement cost of the cement division's existing capacity, mines and infrastructure is in the region of R12 billion to R15 billion. In 2002 PPC developed a 15-year modernisation and growth plan for all of its facilities and, when completed, PPC profits and returns will become comparable with international norms.



PPC works closely with Spoornet in transporting materials

Cost pressures

In spite of the low official PPI rate recorded this year, significant inflationary pressures on input costs such as railage, coal, diesel fuel and transport costs have been experienced.

Following the significant increase in Spoornet rail tariffs at the beginning of this year, they were again increased by between 6% and 11% with effect from October 2005; again, well in excess of the PPI inflation level. Earlier this year Spoornet service levels did improve somewhat, but lately shortages of capacity have re-emerged due to capacity constraints.

Recently concluded renewals of certain three-year coal contracts resulted in increases in the pithead prices of between 34% and 46%. This is due mainly to burgeoning overseas demand and prices being driven upward by the impact of higher crude oil prices.

Some progress was made on sourcing alternative energy from the burning of waste materials, but sadly, until the illegal disposal of such waste streams is properly policed and offenders fined, the economics are not that attractive. The recent forming of the "green scorpions" is welcomed and hopefully this unit will bring offenders to account.

The price of diesel fuel used in both mining operations and the road transportation of cement, increased by 25% over the past year. The current shortages of both rail and road capacity have necessitated more careful logistics planning than is normally the case and in this regard the company has been successful in achieving higher efficiencies this past year.

These levels of price increases, including certain administered inputs, unfortunately place upward pressure on cement costs in excess of the PPI inflation level.

Corporate governance

The company has embraced the BBBEE codes, and good progress was made during the year in this regard.

Group preferential procurement rose to R260 million (2004: R216 million; 2003: R155 million) with an additional R94 million sourced from SMMEs. Sales to PDIs and PDEs exceeded the targets set and totalled R396 million for the year. The company has set targets to improve its performance in all components of the broad-based economic scorecard over the next few years.

The company made further progress in the areas of environmental and social sustainability and during the year pledged its support to the Energy Efficiency Accord.

WE Gomersall
Chief executive officer
8 November 2005

building the stadiums

where nations come to play



THE KAMBUKU PROCESS

Kambuku in action

Kambuku was introduced in 2000 as part of PPC's approach to Value Based Management (VBM) of delivering sustainable value for all our stakeholders.

Kambuku was founded on the principal belief that real value is created by the optimal and efficient utilisation of all assets, including our most powerful asset, our people. The objective was to involve the entire workforce in the process of value creation.



PPC regards training as a vital part of its employee development.

Since then, our Kambuku philosophy has become entrenched in the way we do business at PPC, with the organisation performing even better than before to deliver results in every area of the business. The energy and pride of the PPC workforce can be captured in some of the following Kambuku highlights over the past years:

- Voted overall "Best Company to Work For" in 2005 and "best manufacturing, engineering and production company to work for" third year running in the Deloitte/Financial Mail 2005 survey.
- PPC employee survey records an overall all-time high of 94% positive responses in 2004.
- Most communication forums exceed level 4 standards (level 4 is regarded as a world-class benchmark) in 2005.
- PPC's organisational performance systems achieve an average of 3,48 out of a possible 4,0 points in the 2004 internal audit.
- 800 different reasons from employees for being "proudly PPC" last year.
- PPC achieves 78% in an independent audit of PPC's employment practices by Labour Research Services.
- Nearly 6 000 improvement suggestions generated in 2004.
- PPC Achiever of the Year wins the Barloworld CEO awards in 2002.
- Over 90% of PPC employees know their HIV status at the first Voluntary Counselling and Testing (VCT) attempt in 2004.
- More than 83% of PPC employees are assessed as functionally competent.

Kambuku goes for gold

As part of the organisational drive for continuous improvement, the Kambuku model is currently being re-energised for the next level of performance. This involves refocusing some of the current organisational performance initiatives towards the organisation's vision and strategic objectives for 2010.



Deloitte/Financial Mail "Best Company to Work For – 2005" survey trophy.

Invocon® performance


Assessment score
4,6
4,5
4,4
4,3
4,2
4,1
4,0
3,9
3,8
3,7
3,6
3,5
4,2
4,5
2004
2005

THE KAMBUKU PROCESS continued

Using the 2010 World Cup as a backdrop, the organisation was realigned through focused initiatives that included key leader summits, climate creation workshops and industrial theatre across all PPC sites. Key emphasis will be placed on "learning and growth" as an organisational performance capability that is required to achieve long-term business results. This involves developing and delivering a range of learning systems and programmes that are integral to creating sustainable intellectual capital for PPC.



Learnership programmes are delivered at PPC's accredited training centre.


PPC employee survey on performance management* (%)
96
97
99
97
85
89
96
94
62
66
81
82
73
75
89
91
Clear direction
Code of conduct
Remuneration
Benefits
2002
2003
2004
2005

* *The marginal decline in perception scores for some categories can be attributed to the use of a new perception monitor survey with a number of new questions posed to employees.*

TOP TEN ACHIEVERS












1 Strike Blouw, Port Elizabeth
2 Tinus Potgieter, Hercules
3 Roland Jones, Mooiplaas
4 Dirk Lubbe, Dwaalboom
5 Niru Govender, Group Process Services
6 Schalk Victor, Lime Acres
7 Wynand Grobbelaar, Rebeeck
8 Naomi Williams, Sandton
9 Rhoda Sanyanga, Zimbabwe
10 Jameson Mfula, Zimbabwe

CORPORATE GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS

The company is incorporated in South Africa under the provisions of the Companies Act, 1973, as amended. PPC and its subsidiaries are fully committed to the principles of fairness, integrity, accountability, responsibility and transparency associated with good corporate governance.

The company accepts the principles and firm recommendations set out in the King Report on Corporate Governance for South Africa – 2002 (King II) and complies with the additional requirements of the JSE Limited. Where the company's view is contrary to that of the King recommendations and that of the JSE Limited, this is noted and reasons given.

In terms of non-financial aspects, the company complements these extended reporting requirements by adopting the Global Reporting Initiative's Sustainability Reporting (GRI) guidelines on economic, environmental and social performance.

The company's systems of corporate governance are continually evolving as the needs and expectations of stakeholders develop.

Key achievements during the period to meet these needs and expectations include:

- The appointment of a further independent non-executive director who is also a member of the audit committee;
- Constituting the risk management and compliance committee as a direct subcommittee of the board; and
- Arranging for directors, especially new directors, to attend director development programmes appropriate to their needs.



PPC has been listed on the JSE since 1910.

Board accountability and delegated functions

The general powers of the directors of PPC are conferred by the provisions of the company's articles of association and by the South African Companies Act.

In accordance with a formal charter the board has allocated to itself the following responsibilities

- Approval of the strategic plan and rolling forecasts
- Setting of objectives and performance targets
- Reviewing of key risks, especially in respect of technology and systems
- Appointment of the chief executive officer, and other directors
- Maintenance of succession plans
- Determination of overall policies and processes to ensure the integrity of the company's internal controls
- Monitoring the implementation of board plans and strategies, against a background of economic, environmental and social issues relevant to the company

The charter expresses the board's philosophy in regard to excellence in customer satisfaction, quality and safety of products and services; optimisation in the use of assets and employee development; respect for human dignity and observance of fundamental human rights; national and international corporate citizenship, including sound relationships with regulatory authorities.

Whilst retaining overall accountability and subject to matters reserved to it, the board has delegated to the chief executive officer and other executive directors, authority to run the day-to-day affairs of the company.

Audit, risk management and compliance, nominations and remuneration committees assist the board in the discharge of its duties. Each committee acts within written terms of reference, under which certain functions of the board are delegated with clearly defined purposes and membership requirements. Board committees may take independent professional advice at the company's expense when necessary. The committees are subject to regular evaluation by the board in regard to performance and effectiveness. Chairmen of the board committees are required to attend annual general meetings to answer any questions raised by shareholders.

A system to assess the performance, attendance, preparedness and participation of all individual board members is under development and will allow for a structured formalised approach to evaluate the conduct of all directors. The performance of both executive and non-executive directors is currently evaluated by the chief executive officer and the chairman.

Board of directors

At year-end, there were five executive and seven non-executive directors. The curriculum vitae of each director of the company is published on pages 28 to 30.

As a subsidiary of Barloworld Limited it is to be expected that a number of PPC directors would also be directors of the holding company. The PPC board considers that:

- Mr WAM Clewlow, who is an independent non-executive director and chairman of Barloworld Limited, is also an independent non-executive director of PPC;
- Mr EP Theron, who is an independent non-executive director of Barloworld Limited, is also an independent non-executive director of PPC;
- Mr AJ Phillips, who is an executive director of Barloworld Limited, is a non-executive director and Chairman of PPC; and
- Messrs AJ Lamprecht and CB Thomson, who are executive directors of Barloworld Limited, are non-executive directors of PPC.

Messrs MJ Shaw and J Shibambo are also independent non-executive directors of PPC as contemplated in subparagraph 2.4.3 of the King Code of Corporate Practices and Conduct and paragraph 3.84(f) of the JSE Limited's listings requirements.

The non-executive directors are considered to have the skill and experience to bring balanced and unrestrained judgement to bear on board business. Their mix of experience and ability meets the present and future requirements of the company.

The agenda and supporting papers are distributed to all directors prior to each board meeting. Explanations and motivations for items of business requiring decisions are given in the meeting by the appropriate executive director. This ensures that all the relevant facts and circumstances are brought to the attention of directors. When necessary, decisions are also taken by the directors between meetings by written resolution as provided for in the company's articles of association. Directors have unrestricted access to all company property, information and records.

Five board meetings were held during the period in relation to the year under review. All of the directors attended these meetings, except as indicated in the table below:

Date	Apologies tendered
14.01.2005	AJ Lamprecht EP Theron
15.02.2005	WAM Clewlow

Any new appointment of a director is considered by the board as a whole, on the recommendation of the nominations committee.

The company arranges an induction programme for new directors. This includes an explanation of their fiduciary duties and responsibilities, director development programmes arranged through the Institute of Directors and visits to the main operations, where discussions with management facilitate an understanding of the company.

Directors are appraised, whenever relevant, of any new legislation and changing commercial risks that may affect the business interests of the company.

In certain circumstances it may become necessary for a non-executive director to obtain independent professional advice in order to act in the best interests of the company. Such a director has unrestricted access to the chairman, executive directors and the group secretary. Where a non-executive director takes reasonable action and costs are incurred, these are borne by the company.

By convention, executive directors retire from the board at 63 years of age whilst non-executive directors retire at the next annual general meeting following the director's 70th birthday.

At every annual general meeting, at least one-third of the directors retire from the board. In addition, a director appointed by the board to fill a vacant seat must retire from that office at the next annual general meeting. Directors retiring in this manner may offer themselves for election or re-election, as the case may be, subject to recommendation from the nominations committee.

CORPORATE GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS continued

Messrs S Abdul Kader and J Shibambo, having been appointed as directors by the board during the year, are required to retire and Messrs RH Dent, AJ Lamprecht, EP Theron and P Esterhuysen are required to retire by rotation in terms of the articles of association at the forthcoming annual general meeting. All have offered themselves for election and re-election respectively at that meeting, and the nomination committee has recommended their election and re-election respectively.

There are no contracts of service between any directors and the company or any of its subsidiaries that are terminable at periods of notice exceeding three months and requiring payment of compensation.

Fees payable to non-executive directors are recommended by the board and fixed by the shareholders at the annual general meeting.

Ten meetings of the executive directors and senior executives were held during the period in relation to the year under review in order to assist the chief executive officer and the chief operating officer to guide and control the overall direction of the business of the company, monitor business performance and to act as a medium of communication and co-ordination between business units, group companies and the board.

Chairman and chief executive officer

No individual has unfettered powers of decision-making. Responsibility for running the board and executive responsibility for conduct of the business are differentiated. Accordingly, the roles of the chairman of the board and chief executive officer are separate.

The group secretary

The group secretary provides the board as a whole and directors individually with detailed guidance on the discharge of their responsibilities. He is also a central source of guidance and advice to the board and within the company on matters of ethics and good governance. Appointment and removal of the group secretary are matters for the board as a whole.

He ensures that the proceedings and affairs of the board, its committees, the company itself and, where appropriate, owners of securities in the company are properly administered in accordance with the pertinent laws. He ensures compliance with the rules of JSE Limited and the Zimbabwe Stock Exchange on which the company's securities are listed. The group secretary also administers the statutory requirements of the company and its subsidiaries in South Africa.

All directors have direct access to him at all times. Directors and officers of the company keep him advised of all their dealings in securities of the company, and a report is tabled at the board meeting following any such dealings.

Insider trading

The Securities Services Act regulates transactions by directors and officers in securities issued by the company and the company has issued a set of guidelines and rules for its members.

No employee, his/her nominee or members of their immediate family may deal either directly or indirectly, at any time, in the securities of the company on the basis of unpublished price-sensitive information regarding the company's business or affairs. No director or officer of the company may deal in the securities of the company during the closed periods determined by the board in terms of a formal policy controlled by the group secretary. Closed periods are from the end of the interim and annual reporting periods until 24 hours after the announcement of financial and operating results for the respective period. From time to time, additional periods may be declared "closed" if circumstances warrant this action.

Dealing in the securities of the company at any other time is permitted but approval must be obtained in advance of any transaction from the chief executive officer.

When any director or officer wishes to buy, sell or take a position in securities of the company, he/she must notify the group secretary of their intentions prior to the transaction and record in writing immediately after the transaction the details thereof and deliver a detailed written record thereof to the group secretary within 24 hours.

A list of persons who are restricted for this purpose has been approved by the board and is revised from time to time. A register of directors and officers is available for inspection at the company's registered office in Sandton, South Africa.

The Listings Requirements of the JSE Limited extend obligations regarding transactions in the securities of the company to be disclosed to the market within 48 hours and specifically include all group directors and the secretary and

Continued excellence in reporting

also any associate of the group's directors or secretary or any independent entity or investment managers through which the group directors or secretary may derive a present or future beneficial or non-beneficial interest.

Accounting and reporting

The board places strong emphasis on achieving the highest level of financial management, accounting and reporting to shareholders. Successful harmonisation with International Financial Reporting Standards has been achieved in the current year.

PPC's annual report for 2004 earned a fifth consecutive award from Ernst & Young for "Excellence in Financial Reporting".

Audit committee

MJ Shaw (chairman), WAM Clewlow, J Shibambo, CB Thomson.

During the year Mr J Shibambo was appointed as a member of the committee.

The audit committee consists exclusively of independent and non-executive directors. Its chairman is an independent non-executive director.

The Barloworld Limited head of internal audit and the senior audit partner in charge of the external audit are invited to attend all meetings. They have unrestricted access to the chairman and other members of the audit committee. The financial director and any other executives may, at the discretion of the chairman of the audit committee, also be invited to attend and be heard. No such invited attendee has voting rights.



Dedicated road tanker fleet increased by 60 units

The audit committee has written terms of reference. Its duties relate to the safeguarding of assets, the identification and monitoring of the exposure to significant risks, the operation of adequate systems and control processes and the presentation of accurate and balanced financial statements and reports complying with all relevant corporate disclosure requirements and accounting standards.

The board places strong emphasis on maintaining appropriate systems of internal control. An internal control scoreboard is reported to the audit committee for each business operation annually. All defalcations above R1 000 are also reported.

The audit committee met on:

- 3 May 2005, to consider reports from the internal and external auditors and the interim report for the half-year ended 31 March 2005. The committee was satisfied that the interim financial information and the interim report were accurate and resolved that the chairman recommend approval by the board on 5 May 2005. The committee also considered a report from the compliance committee and noted that group and divisional risk registers had been considered in detail by that committee.
- 7 November 2005, to consider reports from internal and external auditors and the financial statements for the year ended 30 September 2005. The committee was satisfied that the financial statements and the preliminary report were accurate and resolved that the chairman recommend approval by the board on 8 November 2005. The lead engagement partner and manager responsible for the audit were present. The committee also considered the company's ability to continue as a going concern, the valuations of investments, exceptional items and fees for audit services.

PPC has implemented a formal policy to limit and regulate the use of external auditors in so far as the provision of non-audit services is concerned. In particular, external auditors cannot be used in the provision of internal audit or such other services

CORPORATE GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS continued

which could in anyway impair their audit independence.

The company requires the external auditors to carry out their audit with due regard for the findings and work of the internal audit function. To this end the audit committee encourages consultation between the external and internal auditors and ensures that meetings are held periodically to discuss matters of mutual interest and that working papers, management letters and reports are exchanged so that there is a common understanding of audit techniques, methods and terminology.

The external auditors attend the audit meetings of PPC and its principal subsidiaries. They are required to demonstrate the highest level of professionalism, ethics, commitment, and that their independence has in no way been impaired.

The company also at these meetings assesses whether the auditors have complied with these requirements. The engagement partner is required to rotate from the audit after a period of seven years' service.

The audit committee has recommended that the external auditors be re-appointed at the forthcoming annual general meeting.

In relation to the year under review, the committee met twice. All committee members attended these meetings, except Mr J Shibambo who was unable to attend the meeting on 7 November 2005 and tendered his apologies accordingly.

The board has determined that the audit committee, which has no executive powers, has satisfied its responsibilities for the year under review in compliance with its terms of reference.

Risk management and compliance committee

AJ Phillips (chairman), O Fenn, JE Gomersall, GT Heyns, MJ Shaw.

The committee was unchanged from the prior year.

During the year under review, the risk management and compliance committee was constituted as a subcommittee of the board and no longer a subcommittee of the audit committee. The chairman of the committee is a non-executive director.

The risk management and compliance committee assists the board in discharging its duties with respect to recognising all material risks to which the group is exposed, and ensuring the requisite risk management culture, practices, policies, resources and systems are in place and functioning effectively, and that controls are in place to provide reasonable assurance that the company is in compliance with those laws and regulations to which it is subject.

The primary function of the committee is to assist the board in the assessment and management of risk across the PPC group, legal compliance and related management and audit processes in order to ensure that they are being adequately identified, evaluated and addressed at the appropriate organisational level. It primarily addresses risk, health and safety, environment, mining, production and engineering issues. During 2005 this committee reviewed developments in high level risks and their potential impact on the business, land rights claims, the company's HIV/Aids strategy, the insurance programme and legislation which would be applicable to PPC. The risk management and compliance committee acts within written terms of reference approved by the board.

Other than for external audit, the company has merged its auditing activities under one umbrella referred to as the "joint audit process" with the group-wide objective of fostering:

- audit methodologies and the avoidance of duplication;
- a holistic view of the business and its related risks;
- internal and external line specialists' involvement;
- the sharing of best practice and knowledge;
- encouraging continuous improvement;
- adherence to company policies; and
- compliance with legislation.

The head of the joint audit process (JAP) is invited to attend all meetings. He has unrestricted access to the chairman and other members of the risk management and compliance committee. At the discretion of the chairman, other executives may also be invited to attend and be heard. No attendee so invited has voting rights.

In relation to the year under review, the committee met twice. All committee members attended these meetings, except Mr GT Heyns who was unable to attend the meeting on 13 April 2005 and tendered his apologies accordingly.

The board has determined that the risk management and compliance committee,

Holistic view taken of risk management and internal control

which has no executive powers, has satisfied its responsibilities for the year under review in accordance with its terms of reference.

Nominations committee

WAM Clewlow (chairman), AJ Phillips, MJ Shaw, EP Theron.

The committee is unchanged from the prior year.

The nominations committee makes recommendations to the board on the composition of the board and the balance between executive and non-executive directors. Skill, experience and diversity, are taken into account in this process.

It is responsible for identifying and nominating candidates for the approval of the board as additional directors or to fill any board vacancies when they arise. The committee also advises the board on succession planning, especially in respect of the chairman of the board and chief executive officer.

In addition, the committee recommends for re-election, directors who retire in terms of the company's articles of association.

The committee's terms of reference were formalised in 2003 and approved by the board.

During the period in relation to the year under review, the committee met to discuss and recommend to the board the appointment of Mr Joe Shibambo to the board as an independent non-executive director, the appointment of Dr Orrie Fenn as PPC chief operating officer, previously managing director of PPC Cement, and the appointment of

The risk management and compliance committee's terms of reference approved by the board during the year were to:

- Advise and make recommendations to the board but shall have no executive powers within the company;
- Set out a formal policy for the management of risks and compliance with those laws and regulations to which the company is subject and define the scope;
- Serve as an independent and objective party to review and assess the integrity and effectiveness of the risk management process and the company's compliance controls and their related audit processes;
- Review and appraise the audit process of the company's joint audit process (JAP) and, in conjunction with the head of JAP, determine the scope of JAP audit activities in respect of compliance issues;
- Consider the consolidated risk assessment results and determine trends, common areas of concern, emerging risks and the top 20 risks in terms of probability and the potential impact on the company's business for reporting to the board;
- Review, from time to time, the risk management and compliance philosophy and its validity in terms of the group's vision;
- Review, from time to time, the risk management and compliance policies to ensure that their precepts are in line with the current requirements of good corporate governance;
- Review and approve the insurance renewal programme and the extent that the group should retain risk;
- Review and approve the external risk and compliance control audit programme;
- Review and consider the reported results of the risk and compliance control audit process and in particular the major outstanding recommendations;
- Receive guidance from the Barloworld Limited Risk Services department on matters relating to good risk management and compliance practice;
- Consider the procedures management has in place to:
  - identify and monitor compliance-related risk in a timely manner;
- Adopt a risk-based approach to controls focusing primarily on:
  - risk issues identified in any operating review
  - industry risks
  - additional areas of risks identified by executive management, JAP and any external body
  - the reporting of non-conformance incidents
  - areas which have a history of problems
  - allocate the appropriate resources for early warning, control or mitigation;
- Evaluate and confirm that all compliance-related controls are operating effectively;
- Ensure that employees are constantly checking their own adherence to laid down compliance-related procedures (self-assessments);
- Review the effectiveness of the system for monitoring compliance with laws and regulations, the findings of legal compliance audits and results of management's investigation and follow-up (including disciplinary action) of any non-compliance;
- Obtain regular updates from management and company's legal counsel regarding compliance matters;
- Review the findings of any examinations by regulatory agencies;
- Establish, review and update periodically the company's codes of practices and policies;
- Facilitate, where required, the coordination of all compliance audits through JAP;
- Review the activities and organisation structure of JAP and ensure no unjustified restrictions or limitations are made;
- Review the qualifications of JAP personnel and concur with the appointment, replacement, reassignment or dismissal of the head of JAP;
- Review the effectiveness of JAP with regard to compliance issues;
- Review the compliance audit coverage plan of JAP;
- Ensure those significant compliance findings and recommendations made by JAP are received and discussed on a timely basis; and
- Ensure that management responds to compliance recommendations by JAP.

CORPORATE GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS continued

Mr Salim Abdul Kader as an executive director of the company, previously an alternate director to Mr Rod Burn who was transferred to Barloworld's Motor division and had therefore resigned from the PPC board. Discussions were also held between committee members to consider and recommend the appointment of Mr Joe Shibambo to the audit committee. The appointment of further independent non-executive directors is under consideration.



Residential construction sector remains in a growth phase.

The board has determined that the nominations committee, which has no executive powers, has satisfied its responsibilities for the year under review in compliance with its terms of reference.

Remuneration committee

AJ Phillips (chairman), WAM Clewlow, MJ Shaw, EP Theron.

The committee is unchanged from the prior year.

The Code of Corporate Practices and Conduct recommends that the chairman of the remuneration committee should be an independent director. However, the board has resolved that Mr AJ Phillips, a non-executive director, is best suited as chairman, having regard for his wider Barloworld group role and the fact that the Barloworld remuneration policy has a bearing on PPC executive remuneration.

This committee is composed entirely of non-executive directors. It is mandated, within agreed terms of reference, to deal with remuneration policy in general and to approve the salaries and benefits of the executive directors and senior management. The committee also advises with regard to non-executive directors' fees and fees for those directors who are members of board committees, for onward recommendation to shareholders at the annual general meeting.

The company's philosophy is to set remuneration which is appropriate, taking into account levels responsibility and the need to attract, motivate and retain directors, executives and individuals of high calibre.

Base salaries are reviewed once a year and take into account external market practices as well as the targeted median and individual performance. Annual salary increases are not guaranteed.

An incentive scheme based on CFROI targets, offers incentives to executive directors and senior management, and gain sharing to all other levels of staff. These targets include demanding "year-on-year stretch" to ensure value creation for shareholders. Targets are set at company and operational levels and applied with the appropriate weighting based on the individual's ability to influence results and add value.

A percentage of these incentives is directly linked to either personal or team goals with the aim of improving performance while at the same time striking a balance between short, medium and long-term company objectives. These include minimum standards, company values, performance improvement, people development and employment equity. The bonus formula is structured so as to reward those individuals who have achieved their objectives.

Executive directors and selected key executives participate in the share option scheme of the parent company, Barloworld Limited. Under this scheme, allocations are generally made annually at market value and may be exercised, subject to the rules of the scheme, only after periods of between three and ten years (three and six years for options granted after 2003). The rules require executives to be in the employ of the Barloworld group or retired on the vesting dates. As part of the Barloworld group, the company's arrangement facilitates the worldwide development and deployment of senior executives to the benefit of both PPC and Barloworld. It also recognises

Committed to managing risks and opportunities for all stakeholders

that PPC is a major contributor to the overall results of Barloworld.

The company continues to review the balance between the fixed and variable component of its remuneration with the aim of increasing, subject to company and individual performance, the variable component. The proposed change is motivated by the need to sustain superior performance and increase shareholder value in the long term.

The chief executive officer, Mr JE Gomersall, attends the committee meetings ex-officio. He does not participate in discussions regarding his own remuneration which is set by the Barloworld remuneration committee. PPC carries part of the remuneration costs relating to Mr JE Gomersall, with the balance of costs being carried by Barloworld Limited and Barloworld Logistics on the basis of time spent.

In respect of each director, details are given in note 29 to the annual financial statements of salary, bonus, retirement and medical aid contributions, gains from Barloworld share options exercised or ceded and other benefits. Also given are details of directors' shareholdings.

Non-executive directors are remunerated for their membership of the board of PPC and its committees. These fees are benchmarked annually against companies of similar size and complexity and take into account the increasing level responsibilities and risks associated with directorships. Executive directors of PPC are not entitled to fees. Executive directors of Barloworld Limited are required to cede their fees to Barloworld Limited.

None of the executive directors of the company has a service contract with notice periods beyond three months.

During the period in relation to the year under review, the committee met three times.

The board has determined that the remuneration committee has satisfied its responsibilities for the year under review in compliance with its terms of reference.

Internal audit

The board and the audit committee have appointed Barloworld group internal audit services to take responsibility for PPC's internal audit requirements. The use of group-wide audit professionals fosters independence, standardisation of audit procedures and sharing of best practices.

Internal audit activities principally address the following key issues at each of the business units of the company:

- Appraising of systems, procedures, and management controls;
- Assessing the effectiveness of risk management processes;
- Evaluating the integrity of management and financial information;
- Assessing the control over assets; and
- Reviewing compliance with policies and procedures.

The internal audit function reports to the audit committee on its findings and has unrestricted access to the audit committee and its chairman. Subordinate internal audit reports are submitted to the audit committee of the respective business units.



Audit plans are drawn up annually and take account of changing business needs and risk assessments. Cognisance is taken of issues highlighted by the audit committee and management. Follow-up audits are planned in areas where weaknesses are identified. The audit committee approves the internal audit plan.

During the year under review, no major breakdowns in internal controls were identified.

Risk management

In terms of a written risk management philosophy statement issued by the chief executive officer and endorsed by the directorate, the company is committed to managing its risks and opportunities in the interests of all stakeholders. Every business unit and every employee has a responsibility to act proactively in this manner.

An ongoing systematic, multi-tiered and enterprise-wide risk assessment process supports the company's risk management philosophy. This ensures that risks are adequately identified, evaluated and managed at the appropriate level in

CORPORATE GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS continued

the business units, and that their individual and joint impact on the company as a whole is taken into consideration.

Risk registers are maintained as part of the risk management process. Where appropriate, internal, external and JAP auditors adapt their audit procedures to include coverage of these risks in their reviews and compliance audits. During the year under review, the risk management process was subject to review by internal audit.



Our long-established factory at Riebeeck West, Western Cape.

Divisional boards and senior managers carry out detailed annual self-assessments of risk. This process identifies the critical business, operational, financial and compliance risks facing the company, and the adequacy and effectiveness of control factors are reviewed and updated on a monthly basis. Verification of the process is undertaken in alternate years by the risk management department at Barloworld Limited and by the outside consultancy firm, Marsh Incorporated.

Business recovery plans have been compiled for each operation and are regularly subject to testing.

The audit, risk management and compliance committees regularly review the main risks and risk management processes and advise the board accordingly.

Third party management

No part of the company's business was managed during the year by any third party in which any director had an interest.

Communication

The company subscribes to the principles of objective, honest, timeous, balanced, relevant and understandable communication of both its financial and non-financial matters. The focus is on substance, not form, and communication with stakeholders with a legitimate interest in the company's affairs is sensitive and systematic. The company regularly enters into dialogue with institutional investors, having due regard to statutory, regulatory and other directives prohibiting the dissemination of unpublished price-sensitive information by the company and its directors and officers.

In accordance with the Promotion of Access to Information Act the company has prepared and published the required manual. This is available on the company website and contains all the necessary details on how to make a request for information as well as what information is freely available.

The board has also approved a disclosure policy with regard to external communications of the financial and operational performance of the company. The policy takes regard of the requirements of the JSE Limited and global best practice for disclosure by public companies.

The group's disclosure policy is not only in respect of information disclosed to the investment community and the financial media. This policy applies to communication with anyone who would not normally be privy to that information, including suppliers, customers as well as employees within the group.

Company results communications

Earnings press release – Earnings press releases will be released on the Stock Exchange News Service (SENS) and posted on the corporate website as soon as possible thereafter, prior to the commencement of any discussions or meetings regarding the results.

Earnings presentaion – The earnings presentation will be posted on the corporate website at the time of the commencement of the presentation. There may also be a live broadcast on a South African television business channel and the event will be recorded and subsequently posted on the PPC website. These broadcasts are to assist with fair and timely disclosure to all investors and to act as a record of events.

Adoption of disclosure policy



Code of ethics

All employees are accountable for adherence to equal opportunity and anti-discrimination policies published by the company. They provide steps to be taken if an employee feels that the letter and intent of the policies are broken. No retaliation may be taken against an employee who files a complaint.

The integrity of new employees is assessed in the company's selection and promotion procedures.

Due care is exercised in delegating discretionary authority to individuals in the company. All new employees are advised, at the time of their induction, about the company's values, standards and compliance procedures.

The code of ethics is enforced with appropriate discipline on a consistent basis and action is taken to prevent a recurrence of an offence.

The company has provided independent, confidential and safe system by which employees can report unethical or risky behaviour. Such reports can be submitted to the PPC Ethics Line, details of which are set out below.

Tip-offs Anonymous is an independent body within Deloitte & Touche, which provides an opportunity to anyone wishing to report unethical activities or dishonest behaviour that affects the PPC group. Total anonymity, if desired, is assured.

Information systems

PPC deploys a number of business, management and control technologies and systems which underpin and facilitate the operations of the various PPC sites and facilities. They cater both for transactional processing as well as for the extraction of information in order to make informed decisions.

Additionally, in terms of good corporate governance, PPC deploys a number of mechanisms aimed at keeping the information of the company and its stakeholders (customers, employees, shareholders, etc) confidential and secure and ensuring that it is not lost, misused or altered inappropriately. These include technologies such as anti-virus and anti-spam software, regular database backups and disaster recovery planning, as well as the implementation of PPC's information security management programme (ISMP).

South Africa			Zimbabwe	
PPC Ethics Line		OR	Deloitte & Touche	
Deloitte & Touche			Tip-offs Anonymous	
Tip-offs Anonymous				
Telephone	0800 00 67 05		Telephone	0800 4100
Free fax	0800 00 77 88		Fax	+263 91 8240 921
Address	PPC Ethics Line		Address	The Call Centre
Free post	c/o Tip-offs Anonymous		Free post	PO Box HG 883
	FreePost DN298			Highlands
	Umhlanga Rocks			Harare
	4320			Zimbabwe
	South Africa		E-mail	reportszw@ip-offs.com
E-mail	ppc@ethics-line.com			
International	+27 31 508 6493			

BOARD OF DIRECTORS



1







4



5

Executive directors

1 JE Gomersall, Chief executive officer
2 O Fenn, Chief operating officer
3 P Esterhuysen Director, finance and administration
4 S Abdul Kader, Director, organisational performance
5 RH Dent, Director, strategic projects

Executive directors

JE Gomersall (59) (British)
CA(SA)
Chief executive officer
John Gomersall joined Barloworld in 1971 and has completed in excess of 30 years in capital-intensive commodity businesses. He started his career in the stainless steel and ferrochrome industries, culminating in his appointment as group managing director of Middelburg Steel and Alloys (Pty) Limited in 1986. He joined the Barloworld board in 1989 and moved into the Cement and Lime business segment as group managing director of Pretoria Portland Cement in 1992. In 1990 he led the business team that created the Middelburg Peace Forum, which was the role model for the National Peace Accord in South Africa. He is a past deputy president of the International Chrome Development Association, headquartered in Paris, and past chairman of the South African Cement and Concrete Institute.

S Abdul Kader (35)
BSc, BB & A (Hons), MBA (Cum Laude)
Director, organisational performance
Salim Abdul Kader was appointed to the PPC board in May 2005 as executive director responsible for organisational performance. He joined the PPC group in 2004 as organisational performance director, cement division and was thereafter appointed as alternate director on the PPC board in November 2004.

Prior to joining PPC he was the organisational effectiveness executive for the Tiger Brands group responsible for human resources development. Salim started his career with Tiger Food Brands in the technical and operations functions before moving into human resources.

RH Dent (54)
BSc (Hons), BCom, Dip Datametrics
Director, strategic projects
Harley Dent was appointed to the PPC board in 1993 as director, strategic projects. He joined Cape Portland Cement Company Limited, a subsidiary of PPC, in 1978 and has been with the group for 27 years. He is a fellow of the South African Chemical Institute, the South African Institute of Mining and Metallurgy and the Institute of Quarrying of Southern Africa. He is a past chairman of the Institute of Quarrying of Southern

Africa and is currently chairman of the Aggregate and Sand Producers Association of South Africa.

P Esterhuysen (49)
BCom, BAcc, CA(SA)
Director, finance and administration
Peter Esterhuysen was appointed to the PPC board in December 2003 as director, finance and administration. He rejoined PPC from Barloworld Coatings, having previously held the position of financial director, cement division for almost six years, prior to transferring to the coatings division of Barloworld as group financial director in 2002.

Before joining PPC in 1996, he held various executive directorship positions in a number of South African manufacturing and retailing companies, including major corporates. He has more than 13 years' collective service with the Barloworld group and extensive experience in all aspects of manufacturing, corporate finance and taxation.

O Fenn (51) (British)
BSc (Hons) Eng, MPhil Eng, Dr Eng
Chief operating officer
Orrie Fenn was appointed chief operating officer in May 2005. He was appointed to the PPC board in March 2004 as managing director, cement division. He joined the PPC group in 1999, initially to lead the global technical benchmarking of the cement division facilities. Later in that same year he was appointed operations director of the cement division, with responsibility for all the South African cement factories and quarries. In 2002 he was appointed sales and marketing director of the cement division.

Prior to joining PPC, he spent seven years at the Chamber of Mines Research Organisation (COMRO) and obtained a doctorate in the field of underground rock boring. He was also projects director of the Murray & Roberts cement, aggregate and ready mix division.

He is a member of the SA Institute of Mining & Metallurgy, a Fellow of the SA Institute of Quarrying and has Government Certificate of Competency (Mines and Works).

Non-executive directors

AJ Lamprecht (53)
BCom, LLB, PED-IMD
André Lamprecht was appointed to the PPC board in 1997. He practised as an advocate of the High Court of South Africa prior to being invited to join the Barloworld group in 1981. From 1983, he played a leading role in steering the group through a turbulent decade of political transition into a post-apartheid South Africa. He was appointed to the Barloworld Limited board in 1993, assuming responsibility for the company's interests in Namibia and Botswana in addition to human resources, social investment and other responsibilities. Currently he is chief executive officer of Barloworld Coatings. He has served on behalf of Barloworld on numerous public bodies and is a past chairman of Business South Africa, past president of AHI, and past chairman of its Board of Trustees, and chairman of the Standing Committee on Corporate and Public Governance. He is also a director of the National Business Initiative (NBI), trustee of the Business Trust and former business convenor of the Trade and Industry Chamber of the National Economic Development and Labour Advisory Council (Nedlac), a member of its executive council, a member of the BUSA and CHAMSA councils and a member of the Retirements Funds Advisory Committee of the Minister of Finance. He is also a long-standing senior member of the Standards Committee of the International Labour Organisation (ILO).

AJ Phillips (59) (British)
BSc (Eng)
Chairman
Tony Phillips was appointed a director of PPC in 1998 and chairman in May 2004. He joined Barloworld Limited in 1968 and has spent most of his career in the capital equipment business, initially in South Africa and then in Spain.

He was appointed to the Barloworld Limited board in 1995 and became chief executive officer on 1 October 1998. He is a trustee of the Bright Kid Foundation (Edutainers) and Business Against Crime. He is also on the board of governors of Michaelhouse in Balgowan, KwaZulu-Natal, a member of the Faculty of the Engineering and the Built Environment Advisory Board of the University of the Witwatersrand, and is a director of NOAH (Nurturing Orphans of AIDS for Humanity) and WWF South Africa (World Wide Fund for Nature).

CB Thomson (39)
BCom (Hons), CA(SA), MPhil (Cantab)
Clive Thomson was appointed to the PPC board in May 2004. He is currently finance director of Barloworld Limited, having joined the Barloworld group in March 1997 as finance director of the coatings division and was appointed to the Barloworld board in April 2003. Previously he was a partner of Deloitte &

BOARD OF DIRECTORS continued

Touche where, in addition to his audit client responsibilities, he served in technical advisory and education portfolios. He spent a year with Deloittes in Princeton, United States, as part of an international project team designing and implementing technology solutions for the global practice. In 1993 he completed his Master of Philosophy (MPhil) degree at Cambridge University, England, in the Economics and Politics of Development.

Independent non-executive directors

WAM Clewlow (69)
OMSG (Class Gold for service in South Africa), CA(SA), DEcon (hc)
Warren Clewlow was appointed to the PPC board in 1983 and served as chairman from November 1993 to May 2004. He is chairman of Barloworld Limited and the Nedbank Group, deputy chairman of Old Mutual Life Assurance Company (South Africa) Limited, and is also a director of Old Mutual Plc and Sasol Limited. He joined Barloworld Limited in 1963 and was appointed to the board in 1974. He was appointed chief executive officer in 1983, deputy chairman in 1985 and chairman in 1991. He retired as an executive director in July 1999. He is a past chairman of the State President's Economic Advisory Council, chairman of the Carl and Emily Fuchs Foundation, honorary treasurer for the African Children's Feeding Scheme and a member of the Nelson Mandela Children's Fund. He is a fellow of the Duke of Edinburgh's Award World Fellowship and chairman of the Duke of Edinburgh's South African Foundation.

MJ Shaw (67)
CA(SA)
Martin Shaw was appointed to the PPC board in 2001. He served as managing partner, chief executive and chairman of Deloitte & Touche in South Africa until his retirement from the firm in 2001. He was president of the Natal Society of Chartered Accountants from 1977 to 1978 and president of the South African Institute of Chartered Accountants from 1982 to 1983.

He is also a director of Illovo Sugar Limited, JD Group Limited, Liberty Group Limited, Liberty Holdings Limited, Murray & Roberts Holdings Limited, Reunert Limited, Standard Bank Group Limited and Standard Bank of South Africa Limited.

J Shibambo (57)
Dip Bus Econ, Dip Bus Admin, Dip Estate Agency
Joe Shibambo was appointed to the PPC board in May 2005. He has been involved in the construction industry since 1979, where he gained invaluable knowledge in building construction, construction management, property development and the implementation of BEE development programmes. He is the managing director of Hlamalane Projects, a company established in 1995. Through his organisation, he helps historically disadvantaged individuals in the basic management principles of starting a business and the effective management thereof. He was the first black residential township developer and independent contractor to build a shopping centre, both of which were based in Soweto.

EP Theron (64)
BCom, LLB, FIBSA
Eddie Theron was appointed to the PPC board in 1996. He was formerly group chief executive of Standard Bank Investment Corporation Limited. He is also on the board of Barloworld Limited and Mutual & Federal Insurance Company Limited.

Audit committee
MJ Shaw (chairman)
WAM Clewlow
J Shibambo
CB Thomson

Cement division audit committee
P Esterhuysen (chairman)
O Fenn
KPP Meijer

Lime division audit committee
P Esterhuysen (chairman)
O Fenn
GT Heyns

Nominations committee
WAM Clewlow (chairman)
AJ Phillips
MJ Shaw
EP Theron

Remuneration committee
AJ Phillips (chairman)
WAM Clewlow
MJ Shaw
EP Theron

Risk management and compliance committee
AJ Phillips (chairman)
O Fenn
JE Gomersall
GT Heyns
MJ Shaw

MANAGEMENT



Divisional executive team: Cement

Brian Graumann (42)
Financial director
BCom, BAcc, CA(SA)

Jannie Hooman (46)
Operations director, aggregates and readymix
BSc (Mining Eng), MSc

Colin Jones (52)
Operations director, Zimbabwe and Botswana
BSc (Hons), BCom

Pepe Meijer (45)
Operations director
BEng (Mech), MBA

Tony Parry (45)
Chief information officer
BA (Hons), MBA

Craig Waterson (46)
Sales and marketing director
BSc (Civ Eng), MBL, Pr Eng

Divisional executive team: Lime

Deon Heyns (49)
Managing director
BEng (Mech)

Zak Limbada (46)
General manager, PPC Saldanha
BSc, MBL

Johan Claassen (46)
General manager, Lime Acres
BEng (Mech), Pr Eng

Jacques van Jaarsveld (39)
Financial manager
BAcc, BCom (Hons), CA(SA)

Simon Willmott (47)
General manager, marketing
MSc (Met), MBA




building the infrastructure
for our land

SUSTAINABILITY REPORT – ENVIRONMENTAL

for the year ended 30 September 2005

Sustainability is about finding an appropriate balance between economic, social and environmental development. None of these elements should be pursued at the expense of the others. PPC's approach is to continue to entrench business philosophies and practices that will sustain the company's value into the future.

Sustainability is also about demonstrating the company's progress in addressing key principles which are not only important for the company, but also for the communities in which it operates and the nation.

PPC complies with:

- International Accounting Standards
- ISO 14001 Standards for Environmental Management and the ISO9002 Standards for Quality Management

Management at all operations:

- OHSAS 18001 standards have been implemented at the lime and cement manufacturing operations
- NOSA certification for health and safety at all plants. The implementation of an alternative management system, similar to NOSA, is currently being investigated
- PPC Aggregates complies with the "ASPASA About Face" environmental management programme requirements

All PPC labour relations policies are guided by the principles laid down by the ILO.

PPC has specifically focused on the following key sustainability issues in the current year:

- Vulnerability of scarce resources and water, climate change and the company's reliance on non-renewable resources
- Importance of people development and training
- Black empowerment and the various industry charters
- HIV/Aids in the workplace and society
- Responsible sustainability reporting using recognised reporting standards such as GRI

Mine management

Mining can never be a sustainable activity in itself, so it is in the interest of all stakeholders that the mining activities of the company demonstrate responsibility and a long-term vision of sustainability. The conservative use of resources remains high on PPC's agenda.

Careful financial planning and the provisions for closure of mines are revisited annually. During 2005, PPC used the newly developed guidelines supplied by the Department of Minerals and Energy (DME) for the calculation of rehabilitation provisions at all mining sites. The company fulfils this commitment through an environmental trust fund and provision of guarantees to the DME.

Environmental Management Programme Reports (EMPRs) have been reviewed and updated for current activities at the limestone mine at Beestekraal near Brits. This quarry supplies limestone to the Hercules factory in Tshwane and will soon supply limestone to the recommissioned Jupiter factory in Germiston. An addendum to the Dwaalboom EMPR has been drafted to include the environmental management requirements for the expanded operation following the decision to add one million tons a year to the clinker capacity of this plant with the addition of a new kiln line.

PPC has submitted an application for a prospecting licence for gypsum in the Knersvlakte bioregion at Vanrhynsdorp in the Western Cape. This is in compliance with new legislation pertaining to prospecting activities. The EMPR for the prospecting activities includes action plans for surface rehabilitation trials in the event of eventual mining in the area. This will contribute to the national knowledge of the sensitivity of the Knersvlakte vegetation and will be made available to other mining operations in the area. PPC will establish a resource centre for ongoing research of the Knersvlakte bioregion. A monitoring committee of local residents, academics from Cape-based institutions as well as Cape Nature Conservation will monitor PPC's environmental performance during prospecting.

The revised mine plan for Mooiplaas, our dolomite and aggregate quarry near Tshwane, includes the reworking of previously created waste rock dumps, which significantly reduces the environmental visual impact of the dumps.

PPC's objective is to complete 100% of all possible concurrent rehabilitation at all its sites by September 2006, with the exception of the Riebeeck mine in the Western Cape, where a target date of 2008 has been set.

SUSTAINABILITY REPORT – ENVIRONMENTAL continued

for the year ended 30 September 2005

In 2005 one of PPC's employees presented a paper to the Institute of Quarrying conference, outlining the rehabilitation work completed at the Loerie mine near Port Elizabeth to obtain closure of the mine. This presentation was awarded the Komatsu Trophy for the best presentation of mining standards. The PPC rehabilitation programme at Loerie is regarded as a benchmark in rehabilitation standards by the provincial DME.



Berg River Dam, Western Cape.

Mine closure applications have been made for three operations in the Eastern Cape:

- The clay quarry in Port Elizabeth has been closed and a final closure certificate received from the DME. The lease of the land from the Nelson Mandela Metropolitan Municipality has been terminated.
- All rehabilitation at the Baroe mine in the Eastern Cape has been completed and inspected by the DME. Application has been made to the DME for closure. The closure certificate will be issued under the old order rights for mine closure.
- Application for the closure of the Loerie mine has also been submitted to the DME. Final inspection of the mine by the DME has been undertaken and the documentation is being forwarded to the central DME office in Tshwane for finalisation of the closure application.

Optimising plant and equipment efficiency

Cement manufacturing is an energy-intensive process. The determination of the operating efficiency of the kiln and milling plants at operations is carried out at least annually.

Mass and energy balance tests are completed to:

- Establish current performance in terms of output and heat consumption;
- Identify where improvements can be made and quantify potential benefits;
- Determine jointly with operations staff what measures should be implemented in order to realise these benefits; and
- Implement improvements and verify their effectiveness in follow-up tests. The effectiveness is a measure of continuous improvement.

Grinding of raw materials and clinker is the major contributor to the consumption of electrical energy which typically amounts to 100 kWh per ton of cement produced. All mills undergo an annual process inspection, with a more detailed audit every second year, to optimise efficiencies.



PPC's nursery providing plants for rehabilitation in the Eastern Cape.

Mine closure certificates pending

Electrical energy in megawatt hours

	Megawatt hours	
Energy source	2005	2004
Electricity	592 556	543 510

Electrical energy consumption remains one of PPC's major challenges. Where possible, plant is operated during low demand periods, thereby reducing energy cost, whilst the focus on plant efficiency continues to reduce overall energy requirements.

Coal consumption in tons

	Tons	
Energy source	2005	2004
Coal	893 712	782 948

Although there is little alternative to the use of fossil fuel for this purpose, efforts are continually being made to substitute fossil fuels with energy generated through the use of secondary waste materials from other industries and municipalities. The new Dwaalboom kiln will have the lowest coal consumption per ton of clinker produced of all PPC's kilns currently in operation.

Diesel consumption in million litres

	Million litres	
Energy source	2005	2004
Diesel	12,4	11,6

PPC has diesel supply contracts with suppliers able to satisfy its environmental standards for diesel storage an dispensing facilities. Several diesel storage and dispensing facilities have already been replaced with the rest to follow.

Petrol consumption does not represent a major resource use in the cement and lime manufacturing or distribution processes.

Over a period of 25 years the total estimated future energy requirements are 500 million gigajoules derived from coal and five million gigajoules derived from consumption of diesel fuel.



Water

	Megalitres	
Energy source	2005	2004
Total water usage	4 785*	2 974

** Includes the readymix and aggregates division not reported in 2004.*

Cement and lime production is not a water intensive industry. The cement operations of PPC are not located in water stress areas. The cement

Tons coal/ton product as a % of 1996*


105
100
95
90
85
80
75
70
65
60
96 97 98 99 00 01 02 03 04 05

MWh used/ton product as a % of 1996


110
108
106
104
102
100
98
96
94
92
96 97 98 99 00 01 02 03 04 05

CO_2 emission from coal/ton product as a % of 1996*


105
100
95
90
85
80
75
70
65
60
96 97 98 99 00 01 02 03 04 05

** Current year impacted by recommissioning of old kilns.*

SUSTAINABILITY REPORT – ENVIRONMENTAL continued

for the year ended 30 September 2005

operations draw water from various water resources such as utility suppliers, boreholes, dams and the Berg River in the Western Cape. Lime Acres in the Northern Cape draws water for the operation and for the local residential community from underground aquifers, which currently show no evidence of depletion.



Port Elizabeth factory in the Eastern Cape, supplier of cement to the Ngqura (Coega) Harbour project.

No water is discharged from the cement manufacturing process. Water is mixed with lime filter dust in the lime manufacturing industry, and disposed of as a sludge in evaporating ponds. The water evaporates off the ponds. Sewerage effluent discharge from offices and residential units is treated and returned for re-use in gardens. PPC does not operate in Ramsar wetland environments.

Small quantities of sewerage treatment water are used for gardening purposes at various operations. This does not make a significant contribution to re-use or recycling of water at the operations. Several operations are currently installing equipment to recycle sewerage water as process water for the operation. The Dwaalboom expansion project has included water recycling as an integral part of its planning.

Biodiversity

Approximately 1 330 hectares of land utilised by PPC in the Eastern Cape is classified as Loerie fynbos, and a further 16 000 hectares is classified as Grassridge Bontveld. In the Western Cape, two hectares of land near our Rebeeck factory is classified as Rebeeck Renosterveld.

During 2005 PPC applied for prospecting licence to determine the viability of gypsum reserves in the Knersvlakte bioregion in the Western Cape. The Environmental Management Plan for the prospecting activities includes a comprehensive rehabilitation programme to establish the nature and rate at which the sensitive Knersvlakte vegetation will recover from disturbance through mining activities.

Land use is temporarily disturbed during mining activities. Once overburden dumps have been rehabilitated, pastoral or arable activities can be resumed. At Grassridge a comprehensive programme of temporary relocation of protected vegetation ensures the restoration of the Bontveld biodiversity after rehabilitation of mined areas has been completed. A similar programme is envisaged for the prospecting activities in the Western Cape Knersvlakte bioregion.

If PPC operates in an environmentally sensitive area, its environmental management programme will ensure that the ecosystem is minimally disturbed during operations, and sensitive fauna and flora will be protected during such operations. PPC has evidence of this approach at Grassridge, Loerie and Rebeeck. The same conservative approach of imposing the smallest footprint possible for mining activities will be implemented at both Van Rhynsdorp in the Western Cape and at Dwaalboom.

The profile of the land is disturbed in that voids are created at certain mines. At others the mined out areas are shallower and the landscape undulations can be profiled to blend with the surrounding area. Agricultural activities are temporarily disturbed. The rehabilitation programmes for PPC operations stipulate that except where there are deep voids, the land is restored to viable farming status, according to the area in which the mine is located. This rehabilitation progresses as part of the operation, and rehabilitation of backlogs will be fully completed by 2008.

Commitment to government's Energy Efficiency Accord



Plant upgrade currently in progress at Jupiter factory, Gauteng.

Direct greenhouse gas emissions

These emissions have not been measured in the past. OPSIS gas analyser equipment has been installed at the Dwaalboom factory, and measurements of gas emissions have commenced. Further installations of gas analysis equipment is planned for two more kiln stacks in 2006, and a further two installations should be completed by 2007. Focus has been placed on those kilns where the use of secondary materials as alternative fuels is being envisaged to ensure there is no negative impact on the environment or communities as a result of these activities.

Emission of ozone depleting substances are not applicable to the cement and lime industries.

Optimising resource utilisation

With the ratification of the Kyoto Protocol earlier this year, and the commitment of PPC to government's Energy Efficiency Accord. The company has continued to explore alternative ways to provide heat energy for the manufacturing process. A strong focus has thus been to utilise wastes from other industries either as alternative raw materials or as alternative fuels in the manufacturing process:

- PPC is currently using dried sewerage pellets successfully on a small scale at Rebeeck in the Western Cape. Environmental monitoring shows there is no significant impact to the environment as a result of this activity.
- Tyres have a significant energy value and can be used successfully to partially replace fossil fuels in cement and lime kilns. Tyre manufacturers, importers, recyclers, the cement industry and the Department of Environment Affairs and Tourism (DEAT) have made good progress towards the implementation of legislation and a strategy for the sustainable disposal of scrap tyres. One such alternative will be to use them as an alternative fuel in cement and lime kilns. The new regulations are expected to be promulgated early in 2006 and will regulate the disposal of scrap tyres on a national basis.
- Ongoing projects, such as the use of spent pot linings (SPL) as both fuel and a raw material, and extenders such as slag and fly ash, continue to add value by enabling the operations to produce "more from less". In particular, the generation of greenhouse gases is considerably reduced because the quantity of clinker required per ton of cement produced can be reduced.



Construction at Berg River Dam.

SUSTAINABILITY REPORT – ENVIRONMENTAL continued

for the year ended 30 September 2005

The PPC objective of reducing carbon dioxide emissions by 15% from the 2000 levels by 2010 and the energy consumption by 15% by 2014 will continue to drive investigations and innovations such as:

- The replacement of old technology with new, more efficient cement manufacturing technology.
- The use of waste streams from other industries as energy and material sources.

PPC has commenced with a national Environmental Impact Assessment (EIA), to obtain records of decision for co-processing compatible waste streams in cement kilns throughout the group. This is seen as an important step in the focus on use of secondary materials as raw material or as an energy source in the company.

Waste

PPC generates quantities of waste oil and lubricants from maintenance activities. Much of this waste is internalised. Where this is not possible, the waste is disposed of at an external waste facility, using a registered waste disposal service provider. Cement bags are a post-use waste. Instructions are given to consumers regarding the safe disposal of such. Cement waste is not generated. Rather cement is reworked if there are quality deviations in the process.

PPC uses Spent Pot Linings (SPL) from the aluminium industry as an alternative source of fuel and raw materials at several operations in the Eastern Cape, North West, Gauteng and Limpopo provinces. The material is classified as hazardous in terms of SA legislation. Authorisation for its use has been obtained and storage facilities are being approved by DEAT and DWAF.

Quality

2005 was characterised by the production of increased volumes to meet demand for products with additional pressure on manufacturing and dispatch facilities.

Despite the increased volumes and reduced stock levels, consistency of cement performance was maintained. This was achieved against the background of the recommissioning of some older, less efficient equipment.

Significant progress was made with the plant testing of industrial by-product gypsum for use as a setting time regulator in the cement milling process. Investigation into the use of two other industrial by-product gypsums is ongoing and a plant trial on one of these is planned for the year-end.

With the publication of EN196-10 (official test method for determination of hexavalent chrome in cement), laboratory validation testing was completed to enable our laboratories to carry out this test when required. This test will ensure that we can monitor and keep levels of hexavalent chrome in our products to below acceptable limits.

For the second consecutive year a "zero findings" report was received from C&CI's national audit of all PPC cement and concrete laboratories. PPC is the only company in the cement industry where all laboratories throughout the company received zero findings.



Modern packaging plants ensure consistency of individual bag weight.

All PPC sites have gained certification for the SABS 1841 standard for bag weights.

Customers

Cementitious and lime products are supplied to the building and construction, steel manufacturing, chemicals, pulp and paper, food, sugar and mining industries, as well as retail outlets.

Product and service initiatives include training and skill development for consumers and quality assurance services.

Interaction with customers, external market surveys and toll free care lines are used to measure customer satisfaction. Procedures are in place to deal with complaints.

Quality standards maintained

Relationships with customers are governed by confidentiality provisions.

All advertisements are analysed to ensure compliance with the National Advertising Authority guidelines.

Prevention of anti-competitive behaviour is managed through compliance with the Management and Promotion of Competition Act.

Policies against conflict of interest and acceptance of bribes are enforced.



Limestone stockpile at Surry factory, near Mafikeng.

Suppliers

Environmental gatekeeper questions are included as part of the accreditation process for suppliers of goods and services, to ensure environmental responsible management throughout the supply chain. This has been completed for those goods and services purchased from the head office, and are currently being extended at plant level throughout the country for other suppliers. Assistance is offered to SMMEs to include sound environmental practices in their business plans.

A process of supplier accreditation is used to assess suppliers who can or already do supply a particular service or product to PPC. The accreditation process involves the investigation into a number of commercial, financial, quality and environmental issues including:

- The company's ISO 9000 listing
- The company's ISO 14000 listing
- Safe disposal of products and waste
- The use of material safety data sheets
- Management and control for chemical substances on site
- The availability of a published environmental policy
- Regular suppliers are graded as either strategic, preferred or approved depending on the number of points earned during the accreditation process

Supplier audits are carried out both for strategic suppliers of the company and for local suppliers at the operations.

Preferential procurement

PPC has accepted the challenge of "The Code of Good Practice on Broad-Based Black Economic Empowerment", to achieve the preferential procurement target of 50% of our discretionary spend by 2014. This means a stretch of 10% to our target reported last year. The PPC preferential procurement strategy is being revised to suit the requirements of the BBBEE scorecard. The strategy will allow for the measurement of corporate BEE suppliers in terms of the BBBEE scorecard, while we will continue to measure black SMMEs in terms of direct empowerment only.

For 2005, the targeted BEE and SMME supplier spend was set at R275 million. It is pleasing to report that R354 million was achieved, a 30% increase.

Products and services

Mixing cement for use presents an impact on surface and ground water if the residues and mixing equipment are washed off in an uncontrolled manner.

Readymix residues are sometimes disposed of in an uncontrolled manner by construction contractors.

Cement bags create a negative visual impact at construction sites if not disposed of in the correct manner.

Disposal of building rubble does not present a negative impact to the environment, other than a visual impact resulting from uncontrolled dumping. In South Africa building rubble is commonly used as backfill at building construction sites, and for levelling. Building rubble is chemically inert. Economies of scale in South Africa have restricted efforts to

SUSTAINABILITY REPORT – ENVIRONMENTAL continued

for the year ended 30 September 2005



The Mooiplaas aggregates quarry near Tshwane.

initiate recycling of building rubble, as is done in some parts of the world.

The certification of the sales and marketing division of PPC Cement to ISO 14001 has brought about implementation of programmes to interact with customers in an attempt to reduce the negative impacts of products and services of the company.

The risk of contamination of the product during use, thereby impacting on product quality, prevents recycling or re-use of product materials. Waste generation is reduced by the provision of technical support to consumers in the form of mix designs and quantity estimates, both for optimal use of product and waste reduction.

Compliance

The PPC operations perform within the limits set for the operation, regular monitoring and reporting of performance against standards ensures responsible environmental performance. The installation of OPSIS equipment at the operations will enable PPC quantify the emissions of NO_x and SO_x as well as other gases which have the potential to pollute the air. The conversion of the operating authorisations to emission licences within the next three years will provide an opportunity to set targets of performance which will contribute to improved ambient air quality in the regions in which the company operates.

Wear and tear on roads by heavily loaded vehicles transporting our products results in deterioration of the condition of the roads. PPC has a strict policy in place prohibiting the overloading of trucks with product. This is controlled through weighing before and after loading.

Legal non-compliance

PPC assessed its compliance in terms of the Environmental Impact Assessment Regulations of 1997, which form an integral part of NEMA, and found that at several operations authorisation for activities had been sought from organs of state at a national level, rather than from provincial government, as required by the regulation. Application for rectification of these transgressions has been made to the Department of Environment Affairs and Tourism, and due process will be followed to ensure all PPC activities are practised within the legal compliance requirements.

Asbestos replacement

A survey of the condition of the asbestos infrastructure at PPC operations will be undertaken in 2006. The results of the survey will inform the company regarding long-term strategy for the replacement of asbestos infrastructure.

Safety

PPC remains proud of the many records achieved regarding the number of accident-free hours and shifts worked at the various operations. One million accident-free hours were recorded at Bulawayo, Hercules, Dwaalboom and Lime Acres in the past financial year.

It is with sadness that we advise that four employees lost their lives in two separate accidents during the year. These were the first fatalities at our factories in more than a decade.

PPC regards these accidents as extremely serious, and all efforts have been focused on corrective action and increasing the levels of vigilance in order to prevent any re-occurrence of such and similar accidents. All operations have also re-examined their standards and levels of management to ensure that these unfortunate experiences are never repeated.

Hercules factory receives prestigious clean air award

SHE awards for PPC operations

In 2004 NOSA presented PPC Hercules and Beestekraal with the Integrated Five Star System award for the best integrated SHE system in Gauteng. Hercules also received a special excellence award as a leading SHE company, and was the proud recipient of a NOSCAR award, in the metal and non-metal manufacturing sector, for its integrated SHE system.

De Hoek was awarded its second consecutive NOSCAR trophy (platinum). In addition, the operation was a top 100 award for world-class SHEQ performance in the category of open cast mining.

PPC Rebeeck was recognised in the mining category for its occupational health programme as well as its efforts in the field of HIV/Aids management. Together with PPC Port Elizabeth, Rebeeck was placed in the top 20 mining companies for its integrated risk management system.

Individual awards went to Sister Iris Ross of the Lime Acres operation for her excellent work in the field of HIV/Aids management. Sister Ross was also recognised nationally for occupational health programme in the mining category. Naomi Williams was judged the best group risk manager nationally and internationally in the mining sector.

Bulawayo's excellent safety performance

PPC Zimbabwe's consistently high safety and occupational health standards were recognised by the country's health and safety authorities, NSSA. The Bulawayo factory was awarded gold trophies for winning the ZOHSC "Manufacturing provincial" category, and the provincial and WCIF Shield category. The operation also received the silver award as the runner-up in the national premier award.

Richard Pearce, manufacturing manager of the Bulawayo operation, was awarded the Dr Barry Thomson Award for achieving excellence in the field of health and safety. This prestigious award is presented only in exceptional circumstances.

PPC Hercules wins clean air award

Hercules' exceptional health, safety and environmental standards have been recognised widely in the Tshwane community and by various organisations in the manufacturing sector. The operation again received the prestigious National Association of Clean Air award for 2004. This is only the second time it has been awarded to a cement factory. The previous occasion was in 1994, and that was also to PPC Hercules. The award is given for outstanding standards of housekeeping, control of air emissions and related SHE activities.

ISO 14001:2004

All operations certified to ISO14001:1996 will be required to convert to the new standard by May 2006. PPC already has a programme in place to make this conversion to the new standard seamless. The emphasis of the new standards is on legal compliance and demonstration of responsible environmental performance and continuous improvement.



Over 80% of employees classified as fully competent



CONTACT PERSON
The contact person on environmental matters within PPC is:
Naomi Williams
Group sustainability manager
Pretoria Portland Cement Company Limited
PO Box 787416, Sandton, 2146
Tel +27 11 386 9125
E-mail nwilliams@ppc.co.za

building the offices where we work



PPC

SUSTAINABILITY REPORT – SOCIAL

for the year ended 30 September 2005

Employment creation and turnover

The company's total workforce for all operations, including Zimbabwe (632) and Afripack (237), was 3 010 employees. A total of 136 employees resigned and 95 were retrenched, mainly in the aggregates operation due to right sizing. Recruitments, retirements, dismissals and transfers from existing operations accounted for other movements from the prior year.

The annual average employee turnover in 2005 was 10% in South Africa (including retrenchments), 4% in Botswana and 1% in Zimbabwe. Last year the turnover rate was 11% in South Africa, 8% in Botswana and 4% in Zimbabwe. This is regarded as low for the industry within current market conditions.

PPC provides benefits to employees beyond those benefits that are legally mandated and include healthcare, disability, education and retirement for South African employees.

Labour/management relations

The percentage of employees recognised as members of a trade union are 39% in South Africa, 72% in Botswana and 75% in Zimbabwe. Freedom of association is acknowledged and recognition agreements exist with relevant unions. Employees are consulted with extensively where operational needs of the business require restructuring.

Employee participation

The PPC approach is one of active involvement and dialogue with its employees in all aspects of the business.

To support and drive active employee engagement, organisational processes have been developed and implemented to ensure sustainable best practice.

- Internally a system of structured dialogue and communication meetings (referred to as Invocoms) takes place daily, weekly and monthly. There are in excess of 300 such communication forums currently in PPC. These meetings are designed to communicate work in progress, wider education initiatives, policies and procedures, and the sharing of the PPC vision and objectives. The forums are designed to promote both upward and downward communication, and allow for transparent employee problem resolution and participation. The forums are audited annually to ensure high standards of compliance and standardisation.
- Formal employee performance reviews take place at least bi-annually between all employees and their managers. Performance outputs and behaviour are constantly monitored and discussed in a transparent manner.
- A mentorship and coaching structure has been developed within PPC to assist employee skills sets and leadership capabilities. Mentors and coaches are assigned to relevant employees to assist in individual development. Learner paths to support employee advancement that set out career opportunities are well communicated and monitored.
- A structured succession plan for employee advancement has been developed and is constantly evaluated. Internal career advancement is aligned with these succession plans and shared with succession candidates.
- In order to ensure effective communication on a broader base, quarterly briefs in the form of internal newsletters are circulated to all employees.
- An executive roadshow takes place across the group twice annually communicating performance and forecasts of results to all employees.
- PPC has an independent ethics line that is run by Deloitte. Employees can report any irregularities anonymously through this service.
- Various internal and independent corporate governance audits are conducted annually at each site in PPC.
- Employment equity forums are structured to allow consultation and participation in the drive to ensure that all barriers to employee advancement/appointment are removed from the workplace. These committees also participate in all employee restructuring discussions with management.
- Regular structured key leader summits are held throughout PPC. A representative sample of the entire workforce participates in the summits to ensure informed understanding of high level PPC direction. Employee problems are raised at these summits and action plans are implemented to ensure speedy resolution.
- Planned and regular climate creation forums are held to address and monitor the employee organisational climate in the workplace. Trained internal facilitators feed back to

SUSTAINABILITY REPORT – SOCIAL continued

for the year ended 30 September 2005

management teams what the workplace climate issues are, and action plans are implemented to address areas of concern.

- An annual internal employee individual perception monitor is completed voluntarily by all staff. This survey is confidential and enables the organisation to track employee ratings and perceptions on critical organisational processes, such as understanding the company vision, employee benefits, leadership behaviour, remuneration, training, coaching and effectiveness of communication. The employee results are discussed at all levels and action plans are implemented to address areas of concern.
- An annual external and national employee satisfaction survey is also completed by employees. The survey is coordinated by Deloitte and is known nationally as the "Best Company to Work For" survey. Employee participation is based on a random sample from Deloitte. As a result of our employee ratings, PPC was nominated as the Best Company to Work For in South Africa by its employees in 2005.

The company also received a total of 4 112 suggestions from employees for work-related improvements. Of these 2 530 have been accepted by management and a total of 1 633 have already been implemented.

Formal structured team dialogue and communication meetings (Invocoms) are held throughout PPC at all levels of the operation. These forums are structured to allow for:

- Review and assessment of team performance, and action planning ahead by resolving problems within work processes.
- The capturing and recording of daily, weekly and monthly outputs against set targets.
- Structured, instant feedback of team performance.
- Team evaluation and ownership of outputs in the dialogue and communication meetings.
- A platform for a formal suggestion scheme to encourage, capture, implement and reward suggestions.
- The capturing of innovations and suggestions that enhance cheaper, better and faster ways of accomplishing set targets.
- The review of enhancements/innovations and the reward of individuals for implemented suggestions.



Slurry factory's local clinic provides primary healthcare facilities to the rural community.



Training at Riebeeck factory.

PPC

Overall winner of Best Company to Work For in 2005

- The effective communication of recognition within the workplace.
- A CEO awards system for employees who are recognised for excellence.
- The ongoing encouragement of teams to stretch outputs and targets set.
- Capturing of best operating practices on a central database.
- The management of the climate within PPC, by the team members adhering to the PPC employees code of conduct.

Formal structured individual performance review meetings are held with every employee against agreed annual objectives. Every employee within PPC owns and agrees to a performance scorecard that clearly stipulates required workplace outputs and behavioural standards. Feedback of individual performance is given to the employee at these reviews. Employee performance reviews are linked to agreed individual development plans that support the development and upskilling of employee competencies within the workplace.

Employees who achieve outstanding performance are recognised and rewarded in PPC through standardised and structured systems. The reward and recognition systems are well communicated, transparent and understood by all in PPC.



Strike Bouw, overall winner of the PPC Achiever Award.

Social performance indicators

Analysis of workforce – Botswana operations

Grade (Paterson)	Grade (Peromnes)	Classification as per EE Act	Occupational levels	Male	Female	Total
F	1	Top management	Executive	–	–	–
E	2 to 3	Senior management	Senior management	–	–	–
D4-5	4 to 5	Professionally qualified and experienced specialists and	Middle management	1	–	1
D1-3	6 to 7	middle management	Lower management/professionally qualified specialists	8	–	8
C4-5	8	Skilled, technical and academically qualified workers, junior management,	Skilled (upper) supervisors/foremen	7	–	7
C1-3	9 to 11	supervisors, foremen, superintendents	Skilled technical	16	6	22
B	12 to 15	Semi-skilled and discretionary	Semi-skilled	37	9	46
B	12 to 15	decision-making	Apprentices/trainee/technical	5	–	5
A	16 to 19	Unskilled and defined decision-making	Labourers/unskilled	41	1	42
			Total	115	16	131

SUSTAINABILITY REPORT – SOCIAL continued

for the year ended 30 September 2005

At PPC, people represent the "heart and soul" of our organisation. The sustainability of our business is dependent on our people who are integral to our value based management philosophy called Kambuku.

In accordance with the philosophy and approach of Kambuku, PPC strives to create a healthy and rewarding working environment in which employees can contribute, grow and be recognised.

Analysis of workforce – South African operations

Grade (Paterson)	Grade (Peromnes)	Classification as per EE Act	Occupational levels	African	Coloured	Indian	White	Total
F	1	Top management	Executive			–	1	1
E	2 to 3	Senior management	Senior management	–	–	1	10	11
D4-5	4 to 5	Professionally qualified and experienced specialists and middle management	Middle management	3	–	3	63	69
D1-3	6 to 7		Lower management/ professionally qualified specialists	29	16	11	114	170
C4-5	8	Skilled, technical and academically qualified workers, junior management,	Skilled (upper) supervisors/foremen	13	6	2	70	91
C1-3	9 to 11	supervisors foremen, superintendents	Skilled technical	90	87	28	274	479
B	12 to 15	Semi-skilled and discretionary	Semi-skilled	589	183	2	62	836
B	12 to 15	decision-making	Apprentices/trainee/ technical	39	32	–	21	92
A	16 to 19	Unskilled and defined decision-making	Labourers/unskilled	225	29	–	7	261
			Total	988	353	47	622	2 010

People are the heart and soul of our organisation

Training and education

PPC subscribes to the principles of lifelong learning, with specific policies and programmes for skills development and career management, continued employability and, where necessary, career ending for employees. Specific emphasis is placed on the development of black learners to support the sectoral skills plan. Learnership programmes are delivered at PPC learning centres that are accredited in accordance with the relevant legislation. Total South African training expenditure for the year amounted to R9,3 million.

Learners per skills field (%)

2005


Electricians 36%
Fitters and turners 40%
Platers/welders 14%
Diesel mechanics 10%

Learners per skills field (%)

2004


Electricians 41%
Fitters and turners 38%
Platers/welders 9%
Diesel mechanics 12%

Total average hours of training for the year per category

		2005 Average hours of training	
Level	Descriptors	South Africa	Botswana
Executives	Grade 1	32	–
Senior management	Grades 2 – 3	32	–
Middle management	Grades 4 – 5	34	48
Lower management	Grades 6 – 7	58	48
Skilled (upper) supervisors	Grade 8	61	31
Skilled technical employees	Grades 9 – 11	44	36
Semi-skilled employees	Grades 12 – 15	21	7
Apprentices/trainees	Grades 12 – 15	231	–
Unskilled employees	Grades 16 – 19	26	3

Total cost of training (Rm)

2005		2004	
South Africa	Botswana	South Africa	Botswana
9,3	0,1	9,2	0,1

Cost of training represents almost 3% of payroll in South Africa and around 1% in Botswana

SUSTAINABILITY REPORT – SOCIAL continued

for the year ended 30 September 2005

Diversity and opportunity

All PPC employees have equal opportunity for employment and advancement. This is in accordance with the company's policies and practices on employment equity and succession planning.

EE composition of management

	EE levels used (in line with scorecard) 2005	2004
Management manning levels (Asians, Blacks and Coloureds)	25%	21%
Females in management	17%	10%

In South Africa, PPC remains committed to improving the composition of previously disadvantaged individuals (as defined by the Employment Equity Act) at management and senior management levels.

Recruitment procedures	Suitable AA candidates are considered
Advertising positions	Internal – notice boards; external – newspapers
Selection criteria	Preference to suitable AA candidates in line with EE plan
Appointments	Preference to suitable AA candidates in line with EE plan
Job classification and grading	E manager and job grading implemented
Remuneration and benefits	Performance-based pay and continuous research on remuneration and benefits
Job assignments	Scorecards implemented at all levels
Training and development	Competency-based training implemented
Promotions	In line with EE plan
Transfers	In line with EE plan
Succession and experience planning	Equal opportunities for performers – in line with the EE plan and the Mining Charter scorecard
Diversity programmes and sensitisation	Climate creation workshops and Invocoms®

EE profile of SA learners (%)


2005
Black male 51%
Coloured male 33%
Black female 8%
Coloured female 5%
Asian female 3%

EE profile of SA learners (%)


2004
Black male 42%
Coloured male 42%
Black female 8%
Coloured female 4%
Asian female 4%

All sites accredited to OHSAS 18001 specifications

Health and safety

All health and safety management systems are externally certified to ISO/OHSAS standards as well as NOSA. Such certifications ensure compliance with the principles and guidelines of ILO for health and safety in the workplace. In addition, company best practices have been identified and implemented and minimum standards for health and safety performance are tested on a regular basis. With the uncertainty regarding the continuation of the NOSA brand the company is investigating the use of an alternative service provider, with a similar approach and methodology, verification of its health and safety practices in the South African context.



Occupational accidents and diseases are reported according to statutory requirements. On-site clinics monitor all workers' health on an annual basis and any deviations occurring are referred to occupational medical doctors immediately for further investigation and treatment.

Health and safety management committees are constituted according to legal requirements at all operations. This ensures equal representation of employers and employees. OHSAS 18001 specifications for health and safety management systems ensure consultation with all relevant stakeholders regarding all matters relating to health and safety in the workplace and the impact on health and safety of communities and other stakeholders.

Health and safety statistics

	2005	
	South Africa	Botswana
Absentee rates (days)	19 442	709

Absentee rates include all days of absence whether or not the employee was paid and includes sickness days, days lost through industrial action, compassionate leave and unauthorised leave.


SA recruitment by race (%)
2005
White 23%
Black 54%
Coloured 20%
Asian 3%


SA recruitment by race (%)
2004
White 29%
Black 26%
Coloured 42%
Asian 3%

SUSTAINABILITY REPORT – SOCIAL continued

for the year ended 30 September 2005

Health and safety agreements are formalised annually as part of wage negotiations with trade unions and employee representative bodies. All employees are covered by such agreements either as members of a recognised union, or as included in the employment contract of each employee.

HIV/Aids

PPC has a policy for HIV/Aids management. The company strategy for all employees, their families and even communities to know their HIV status has been aggressively implemented during this financial year. The company sponsors anti-retroviral therapy (ART) for those who do not have access to such treatment regimes through a medical aid fund. Disease management programmes are developed for those infected and affected by HIV/Aids. Such programmes are company sponsored. The programme was implemented in Botswana during 2005, and planning is in progress for rollout in Zimbabwe.

Customer health and safety

Safety information for use of the product is printed on bags, delivery notes, silos and tankers. Detailed product safety data sheets are available on request. A toll free help desk number is printed on the bags. Quality and technical staff have direct dialogues with customers when required.

No instances of non-compliance with regulations concerning customer health and safety, nor any penalties or fines for any breach were recorded in the past year. Similarly, no complaints were upheld by regulatory or similar official bodies with regard to health and safety in respect of products and services.

SABS ISO 9001:2000 standard for quality management is applied and material safety data sheets are available for our products. ISO 14001 standards are applied regarding the environmental issues concerning the products, ie storage, handling and disposal, etc.

Procedures form part of the risk management systems to deal with product quality non-conformances. Customer focus meetings enable all issues relating to product information to be resolved.

Human rights

PPC has adopted the policies and guidelines of Barloworld with regard to the Universal Declaration of Human Rights, the fundamental Human Rights Conventions and the provisions of the Constitution of the Republic of South Africa towards human rights and the Bill of Rights. Employees are consulted with and trained on all policies and practices concerning human rights in the workplace. Contractors of services to PPC are entitled to the same privileges and treatment as permanent employees. A rigorous screening process is undertaken when accrediting suppliers of goods and services to PPC. This accreditation includes human rights gatekeeper questions.

PPC's ongoing efforts in the area of small, medium and micro enterprise (SMME) and Black Economic Empowerment (BEE) procurement demonstrate its commitment to previously disadvantaged individuals and business entities. PPC's commitment to potential SMMEs and BEE procurement is supported by values which include, inter alia, respect for the individual, non-discriminatory practices and care for the communities in which PPC operates. In this regard, PPC is a member of the Corporate SMME Development Forum (CSDF) which procures goods, services and consumables from black suppliers.



Industrial theatre at Aids awareness programme

PPC continues to train employees on all the policies and practices concerning human rights in the workplace. All employees have the chance to give input and the policies have been amended accordingly. PPC has also been involved with the training of practical building skills for Women in Construction.

Non-discrimination, freedom of association and collective bargaining

PPC's policy is one of equity in the workplace in accordance with the

95% of our SA employees know their HIV/Aids status

Constitution and the Bill of Rights. An ethics policy governs the behaviours of all employees with regard to non-discriminatory practices in the workplace. A hotline telephone number is available for whistle blowing regarding, amongst others, any matters pertaining to any form of discrimination. Freedom of association is another of the human rights enshrined and protected by the PPC ethics policy. PPC has a long-standing tradition of recognising and dealing with trade unions that represent employees at our business units and sites.



PPC community skills development programme in concrete block-making.

Child labour, forced or compulsory labour

The PPC ethics policy prohibits child, compulsory or forced labour and this is enforced across the company. All labour is hired voluntarily with an employment contract which is in accordance with the relevant legislation and standards of the country in which PPC operates.

Disciplinary practices and non-retaliation policies

Disciplinary policies and procedures at PPC provide a formal framework for fair, systematic and uniform exercise of order in the workplace. The aim is usually to ensure an educational and corrective outcome. An employee who is being disciplined will be given the facility of being represented by another employee, should he/she so wish.

Formal appeals against a dismissal or summary dismissal decision only, may be made to the senior manager on site. In the event of the appeal being successful, the employee will be reinstated retrospectively with no loss of basic employment benefits. In the event of the appeal being unsuccessful, the dismissal will be effective in terms of the original dismissal notification.

Grievance procedures exist to provide a formal channel for the communication of grievances in order to resolve grievances at the earliest stage possible. The employee must not be at any disadvantage in the presentation of a grievance by virtue of lack of skill or knowledge and will be given the facility of being represented by any other permanent employee of the company. An interpreter is not normally regarded as a representative.

Security practices

This service is outsourced. The procurement policy of the company ensures that outsourced service providers have a policy and procedures to protect the human rights of their employees. Contractor services are secured according to legal compliance practices in the country.

Indigenous rights

PPC aspires to subscribe to the legislative frameworks and guidelines that address the need of indigenous people in the countries in which it operates. All conditions of employment are adjusted accordingly. In South Africa, PPC contributes to the upliftment of sport, conservation, art and other social initiatives that are designed to address the needs of indigenous employees and local communities. In this regard, comprehensive guidelines are provided by PPC's corporate social investment policy. The rollout of PPC's HIV/Aids policy has also had a profound impact on its employees and local communities.

Community

PPC's approach to communities is an integral part of the way the business is managed. The operations of PPC have a long history of involvement with local communities. Management systems are in place to effectively manage environmental risks in the communities. Community forums have been established at all sites to facilitate

SUSTAINABILITY REPORT – SOCIAL continued

for the year ended 30 September 2005

constructive dialogue with community stakeholders. Local clinics provide primary healthcare facilities to rural communities. Where possible, services and commodities are procured from previously disadvantaged businesses operating as SMMEs. PPC's corporate social investment programme is designed to address the needs of communities from which it draws its labour by means of interventions aimed at skills transfer and business empowerment.



PPC achieved record levels of cement production.

Registers are kept of all identified interested and affected parties at each operation. Regular dialogue takes place with these interested and affected parties. The concerns and comments of the community are kept on record and addressed as agreed with the community.

In addition, PPC is in the process of compiling social and labour plans for all its local operations in accordance with mining legislation. PPC representatives will form part of the areas' local economic development forums as well as participate in the local municipalities' integrated development plans.

PPC has continued to be recognised for its performance in the social and environmental areas with numerous awards and accolades including recognition by the provincial government of Gauteng to PPC for its involvement with and assistance to community housing.

Bribery and corruption

Bribery and corruption is governed by the ethics policy which is in place across the organisation. PPC subscribes to a policy of zero tolerance on bribery and corruption and dismissal is the penalty for any employee found guilty of such practices. An anonymous hotline facility is available for anyone who wishes to divulge information in this regard. As part of the communication plan to re-emphasise PPC's standpoint on bribery and corruption issues, the anonymous hotline was relaunched this year. A register is kept of gifts received by employees with guidelines on what is permissible.

Political contributions

As a business, PPC does not formally subscribe to any political party or affiliation thereof. The PPC ethics policy governs the principles for relationships with political parties. No contributions are made to fund any political parties or their candidates.

Competition and pricing

No court decisions regarding cases pertaining to anti-trust and monopoly regulations were recorded in the past year. As part of PPC's overall compliance policy and processes the maintenance and promotion of the Competition Act has been included. Studies are regularly commissioned to review proposed pricing structures to ensure legislative compliance.

Product information and labelling

Relevant industry standards for quality management are applied.

No instances of non-compliance with any regulation concerning product information and labelling, nor any penalties or fines for any breaches were recorded in the year.

Ad hoc surveys are carried out both internally and externally to establish customer satisfaction levels. Official customer complaint procedures are in place to deal with any complaints.

Advertising

All advertisements are analysed in terms of the National Advertising Standards Authority guidelines to ensure compliance.

Record employee productivity

Accredited service providers are employed to assist with the design and placement of adverts.

No breaches of advertising and market regulations were reported during the year.

Consumer privacy

Confidentiality provisions govern PPC's relationship with customers. Information security policies and procedures have been implemented across the organisation to ensure customer privacy.

No substantiated complaints on breaches of consumer privacy were recorded in the year.

Socio-economic transformation

Broad-Based Black Economic Empowerment

PPC remains committed to the transformation, growth and diversification of the South African economy. This is embodied in our philosophy and approach to all aspects of BEE. PPC supports the advancement of BEE in terms of our evolving strategy to promote all components of the Broad-Based BEE scorecard. This is done in accordance with the spirit and intent on which the legislative framework is based.

In addition to strategic guidance from the Barloworld BEE committee, PPC has founded an internal BEE steering committee (chaired by the chief operating officer) to oversee and drive all aspects of BEE across the business. External audit findings have shown good overall progress being made by PPC over the past year on most aspects of the Department of Trade and Industry's published codes of good practice. Overall, PPC has been rated as a "Non-BEE Company with Satisfactory Contribution towards Broad-Based BEE and Unrestricted Operational Capacity". This represents a category improvement from the previous rating assessment.

Positive progress has been recorded by PPC in the below mentioned components of the scorecard. All objectives and targets relating to BEE in each component are aligned to PPC's five-year strategic planning horizon and will be reviewed annually.

Skills development and employment equity

- PPC has undertaken to continually redress inequities in race, gender, disabilities and skills among its workforce and to accelerate the normalisation of this position.
- As part of its overall human resources development strategy PPC has spent 3% of its total payroll over the past year on skills acquisition, growth and development of employees. This includes mentorship, coaching and career management.
- The percentage of black learnerships offered in accordance with sectoral skills needs, has increased by 77% over the past year.
- Overall progress against PPC's employment equity plans currently stands at 80%.
- The effective average representation of black persons at junior, middle and senior management levels currently exceeds 25%.



Practical skills transfer to Women for Housing.

Corporate social investment

- PPC remains committed to empowering the local communities in which it operates by improving on long-standing relationships in the areas of education and training, healthcare and welfare, HIV/Aids, environmental conservation and small business development.
- A total of R5,8 million was spent during the year on various projects and initiatives that contribute to the development and transformation of local communities and their partners.
- Cumulative spend over the previous five years amounted to over R21,5 million.

Preferential procurement

- PPC actively encourages the procurement of goods and services from enterprises that have made or are in the process of making good progress in the area of BEE. To increase economic impact PPC expects all suppliers and customers to

SUSTAINABILITY REPORT – SOCIAL continued

for the year ended 30 September 2005

rate themselves against the objectives of the DTI scorecard.

- PPC has increased its preferential spend with black suppliers by 57% over the past year. This includes core business procurement on items such as coal and packaging.



PPC's corporate advertising at the Newlands Stadium, Cape Town.

Enterprise development

- PPC continually strives to increase the value of its business by entering into sustainable partnerships and joint ventures with credible black-owned and black-empowered enterprises where necessary.
- PPC has provided a substantial working capital loan to its empowerment partner, Nozala Packaging Holdings (Pty) Limited, to finance the acquisition of 50% of its packaging division, Afripack (Pty) Limited.
- PPC has developed strong relationships with emerging contractors, particularly women contractors in housing and construction over the past few years, and has actively contributed to increasing the capacity of their businesses through training and other interventions.

Management and control

- PPC is committed to ensuring that the composition of its board and senior executive management reflect the nature and composition of the business as well as the demographics of the society in which it operates.
- Over the past year PPC has appointed a black executive director and a black independent non-executive director to the main board of the business.



Committed to transformatio n, growth and economic diversification

Corporate social investment programmes

PPC has been involved with many community initiatives and interventions in disadvantaged communities over a number of years. We believe that the communities in which we operate are one of our key stakeholders and deserve the company's time and investment in meeting their needs.

The focus of PPC's corporate social investment policy has been on "nation building" in the areas of development and community initiatives including:

- Education
- Training
- Welfare
- Arts and culture
- HIV/Aids
- Sports
- Environment

PPC will continue to empower the various communities in which it operates.

Empowering communities

During the year under review PPC assisted the Soweto Blind Brick and Block Manufacturers with technical and management interventions for their business. We are in the process of acquiring computer hardware and software which will enable the members to further streamline and enhance their business.

PPC continues to support the Nurturing Orphans of AIDS for Humanity (NOAH) initiative as well as the Katha Centre in Katlehong, east of Johannesburg, which caters for children infected with or affected by HIV/Aids.


our strength is your strength
NOAH is one of many beneficiaries of PPC's generous corporate social investment programme.

Donations are also made to numerous other charitable institutions such as South African Abused Children, Boys and Girls Town, community chests and associations caring for disabled persons.

All our operations nationally budget for social investment initiatives. These investments are mainly in the areas of assistance to local schools and charities, cement donations, sponsorship of community events, the development of small businesses and crime prevention.

Empowering women

PPC works closely with Women for Peace situated in Ivory Park, east Johannesburg, assisting the organisation with the laying of a concrete slab for brick and block-making. PPC also assists with donations for unemployed people in the area.

PPC sponsors Women for Housing, providing their members with training in areas related to the building industry.

PPC also supports South African Women in Construction (SAWiC), sponsoring a variety of initiatives, including their annual report and joint advertising. Representatives from the company regularly attend and participate in their monthly meetings and other SAWiC events.

Proud sponsor of the arts

For the past 14 years PPC has been sponsoring the Young Concrete Sculptor Awards which is run under the auspices of the Association of the Arts in Pretoria. The awards are open to all young sculptors from all parts of South Africa, and have proven to be a wonderful opportunity for emerging talent to be both recognised and nurtured.

PPC has supported Owl House in the Karoo for over 15 years. In 1976, Helen Martins converted her home into a treasure trove of more than 500 sculptures, using concrete as her primary medium. As the patron sponsor, PPC has provided financial and administrative support since 1991.

SUSTAINABILITY REPORT – SOCIAL continued

for the year ended 30 September 2005

Broad-Based Socio-Economic Empowerment Charter for the Mining Industry

The table below outlines the progress made by PPC in accordance with the scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry.

Requirements	Progress
Human resources development	
• Has the company offered every employee the opportunity to be functionally literate and numerate by the year 2005 and are employees being trained?	• The opportunity to improve literacy and numeracy skills is offered to all employees • All assessments are conducted by accredited external service providers • Currently five ABET programmes are in place with a total of 94 learners across PPC
• Has the company implemented career paths for HDSA employees including skills development plans?	• Policy in place to compile individual development plans • Intellectual capital review and succession plan systems in place and conducted regularly for selection and development of all identified HDSA employees • The Group Training Centre trained 170 employees on skills development programmes and learnerships in 2005
• Has the company developed systems through which empowered groups can be mentored?	• Through the enterprise development programmes and in conjunction with the local municipalities, mentorship initiatives are in the process of being developed for empowered groups
Employment equity	
• Has the company published its employment equity plan and reported on its annual progress in that plan?	• Plans submitted annually to the Department of Labour
• Has the company established a plan to achieve a target for HDSA participation in management of 40% within five years of implementing its plan?	• Plans monitored and reported against every quarter • HDSA management categories in 2005 were 25% • HDSA executive management categories in 2005 were 22%
• Has the company identified a talent pool and is it fast tracking?	• One-on-one performance reviews, intellectual capital reviews and succession plan processes are used to identify talent for development
• Has the company established a plan to achieve the target for women participation in mining of 10% within five years and is it implementing the plan?	• Sectoral skills shortages is a current challenge • The recruitment of women, especially black females, into management positions is being given priority • Currently 17% of women in management positions
• Has the company subscribed to government and industry agreements to ensure non-discrimination against foreign migrant labour?	• No foreign migrant workers employed on PPC mines • Non-discriminatory recruitment policy in place • Exchange programmes in place with Zimbabwe and Botswana operations
• Has the company cooperated in the formulation of integrated development plans and is the company cooperating with government in the implementation of theses plans for communities where mining takes place and for major labour sending areas? Has there been effort on the side of the company to engage the local mine community and major labour sending area communities?	• Social and labour plans are being developed to take into account the integrated development plans of local municipalities in the areas in which PPC operates • The social and labour plans will include future forums for regular dialogue with local communities and major labour sending area communities

Requirements	Progress
Housing and living conditions	
• For company provided housing, has the mine, in consultation with stakeholders, established measures for improving the standard of housing, including the upgrading of hostels, conversion of hostels to family units and promoted homeownership options for mine employees? Companies will be required to indicate what they have done to improve housing and show a plan to progress the issue over time and show it is implementing the plan	• The company provides housing at certain of its rural operations • Surveys being conducted in order to establish improvement measures
• For company-provided nutrition, has the mine established measures for improving the nutrition of mine employees and shown a plan to progress the issue over time and shown it is implementing the plan?	• Every operation has a canteen serving subsidised nutritional meals • The nursing sisters at the plants offer educational topics on nutrition
Procurement	
• Has the company given HDSAs preferred supplier status?	• Procurement from HDSA companies is encouraged and promoted
• Has the company identified current level of procurement from HDSA companies in terms of capital goods, consumables and services?	• All operations making an effort to source capital goods, consumables and services from black suppliers • Total spend for the previous year on black suppliers was approximately R260 million
• Has the company indicated a commitment to a progression of procurement from HDSA companies over a three to five-year timeframe in terms of capital goods, consumables and to what extent has the commitment been implemented?	• Identified current levels of procurement from HDSA suppliers • Intend to increase procurement from HDSAs over the next five years
Ownership and joint venture	
• Has the company achieved HDSA participations in terms of ownership for equity or attributable units of production of 15% in HDSA hands within five years and 26% in ten years?	• Discussions in progress on the selection of potential BEE partners
Beneficiation	
• Has the mining company identified its current levels of beneficiation?	• No • Enabling legislation has not yet been promulgated to put PPC in a position to determine levels of beneficiation
• Has the mining company established its base line level of beneficiation and indicated the extent that this will have to be grown in order to qualify for an offset?	• No • Enabling legislation has not yet been promulgated to put PPC in a position to determine levels of beneficiation
Reporting	
• Has the company reported on an annual basis its progress towards achieving its commitments in its annual report?	• Extensive reporting on sustainability and social performance indicators • Progress reporting on the scorecard and the implementation of the social and labour plans will be done on an annual basis

Contents

building the dams for our land



Certificate by secretaries

for the year ended 30 September 2005

In terms of section 268G(d) of the Companies Act, 1973, as amended (the Act), we certify that Pretoria Portland Cement Company Limited has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Act. Further, that such returns are true, correct and up to date.

Barloworld Trust Company Limited
Secretaries
Per AR Holt

8 November 2005

Approval of annual financial statements

for the year ended 30 September 2005

The directors of the company are responsible for the integrity and objectivity of the annual financial statements and other information contained in this annual report, which have been prepared in accordance with International Financial Reporting Standards and the manner required by the Companies Act, South Africa.

In discharging this responsibility, the group maintains suitable internal control systems designed to provide reasonable assurance that assets are safeguarded and that transactions are executed and recorded in accordance with group policies.

The directors, supported by the audit committee, are satisfied that such controls, systems and procedures are in place to minimise the possibility of material loss or misstatement. The group's external auditors concur with this statement.

The directors believe that the group has adequate resources to continue in operation for the foreseeable future and the financial statements appearing on pages 62 to 64 and 86 to 163 have, therefore, been prepared on a going-concern basis. The group's external auditors concur with this statement.

The annual financial statements were approved by the board of directors on 8 November 2005 and are signed on its behalf by:

AJ Phillips
Chairman

JE Gomersall
Chief executive officer

Sandton
8 November 2005

Report of the independent auditors

for the year ended 30 September 2005

TO THE MEMBERS OF PRETORIA PORTLAND CEMENT COMPANY LIMITED

We have audited the annual financial statements and group annual financial statements of Pretoria Portland Cement Company Limited set out on pages 62 to 64 and 86 to 163 for the year ended 30 September 2005. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statements presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the financial statements fairly present, in all material respects, the financial position of the company and of the group at 30 September 2005 and the results of their operations and cash flows for the year then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act in South Africa.

Deloitte & Touche

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)

Sandton
8 November 2005

Directors' report

for the year ended 30 September 2005

The directors have pleasure in presenting their report on the annual financial statements of the group and of the company for the year ended 30 September 2005.

BUSINESS ACTIVITIES

Pretoria Portland Cement Company Limited (PPC), its subsidiaries and associates, operate in southern Africa as manufacturers of cementitious products, lime and limestone. Afripack manufactures paper sacks and containers.

The company sold its interest in Sagment (Pty) Limited, after conditions precedent were met, with effect from 1 November 2004. The sale of the company's 75% interest in Afripack was finalised on 2 August 2004.

The principal activities of the company and its subsidiaries remain unchanged from the previous year.

REVIEW OF OPERATIONS

A comprehensive review of operations is detailed in the attached annual financial statements.

ACCOUNTING POLICIES

The results of Portland Holdings Limited (Porthold) have not been consolidated in the group results because of the current economic environment in Zimbabwe and the inability of the company to remit funds, and have been accounted for on a fair value investment basis.

The results of Afripack (25% held) have been consolidated into the group's results due to PPC funding a substantial portion of the purchase consideration. PPC will therefore continue to consolidate Afripack's results until these loans are repaid. The loans have been granted for a period not exceeding three years, but may be repaid in full at an earlier date. Thereafter PPC will incorporate Afripack's results using the equity method of accounting.

SHARE CAPITAL AND PREMIUM

The authorised share capital remains unchanged at 60 000 000 ordinary shares of R1 each. On 30 September 2005 the issued share capital of the company was 53 761 239 (2004: 53 750 139; 2003: 53 743 539) shares of R1 each and the share premium stood at R813,9 million (2004: R812,8 million; 2003: R812,1 million).

Details of shares authorised, issued, unissued and shares under option at 30 September 2005 are given in note 8 to the group financial statements.

POST-BALANCE SHEET EVENTS

There are no post-balance sheet events that may have an impact on the group's reported financial position at 30 September 2005.

DIRECTORS' INTEREST IN SHARE CAPITAL

At 30 September 2005 the beneficial holdings of directors of the company and their families in the ordinary shares of the company were as follows:

RH Dent	26 535	(2004: 26 535 shares; 2003: 26 535 shares)

There has been no change in the directors' interest in share capital since year-end.

REGISTER OF MEMBERS

The register of members of the company is open for inspection to members and the public, during normal office hours, at the offices of the company's transfer secretaries, Ultra Registrars (Pty) Limited, or at Corpserve (Private) Limited (Zimbabwe).

PPC

BORROWINGS

The company's borrowing powers are unlimited. At 30 September 2005 borrowings and guarantees amounted to R364,3 million (2004: R421,5 million; 2003: R386,0 million). The borrowing powers of its subsidiary, Portland, Zimbabwe, is limited by its articles of association to twice the amount of shareholders' interest. At 30 September 2005 the level of borrowings did not exceed the limit.

PROPERTY, PLANT AND EQUIPMENT

At 30 September 2005 the group investment in property, plant and equipment amounted to R1 246,9 million (2004: R1 224,8 million 2003: R1 523,4 million) details of which are set out in note 1 to the group financial statements. Capital commitments at the year end amounted to R1 479,4 million (2004: R52,2 million; 2003: R24,5 million). There has been no change in the nature of the property plant and equipment or to the policy relating to the use thereof during the year.

DIVIDENDS

					Cents per share		
Number	Description	Declaration date	Record date	Payment date	2005	2004	2003
202	Special	8 November 2005	6 January 2006	9 January 2006	800	1 400	650
201	Final	8 November 2005	6 January 2006	9 January 2006	840	700	550
200	Interim	5 May 2005	3 June 2005	6 June 2005	260	220	175
					1 900	2 320	1 375

AMENDMENT TO THE COMPANY'S ARTICLES OF ASSOCIATION

The articles of association of the company were amended at the annual general meeting held in January 2005, to allow the direct to appoint "divisional directors".

HOLDING AND SUBSIDIARY COMPANIES

Pretoria Portland Cement Company Limited is a subsidiary company of Barloworld Limited which held 71,64% (2004: 71,57%; 2003: 67,42%) of the issued share capital at 30 September 2005. There are no other recorded members in the company's share register holding in excess of 5% of the total issued share capital of the company.

The names and country of registration, as well as the amount of their share capital, percentage holding and interest held by PPC in each of its principal subsidiary companies are set out in Annexure 1 on page 162 of the report. All subsidiary companies share the same financial year-end as PPC.

SPECIAL RESOLUTIONS

A special resolution authorising the directors to appoint persons to be divisional directors was passed at the annual general meeting held on 14 January 2005. No special resolutions were passed by the company's subsidiary companies during the period under review.

DIRECTORS AND SECRETARIES

The directors in office at the date of this report appear on pages 28 and 30.

Details relating to the secretaries to the company, including their business and postal addresses, appear in the administrative section on the inside back cover.

At the annual general meeting held on 14 January 2005, Dr O Fenn and Mr CB Thomson were elected as directors ar Messrs WAM Clewlow, JE Gomersall, AJ Phillips and MJ Shaw were re-elected as directors of the company.

Directors' report continued

for the year ended 30 September 2005

Changes to the directorate since the last annual general meeting were:

- Mr RJ Burn, director, organisational performance, was transferred to the Barloworld Limited Motor division and therefore resigned as a director with effect from 30 April 2005.
- Mr S Abdul Kader was appointed director, organisational performance, with effect from 1 May 2005, having previously been an alternate director to Mr RJ Burn.
- Mr J Shibambo was appointed as an independent non-executive director with effect from 1 May 2005.
- Dr O Fenn was appointed chief operating officer of the PPC group with effect from 5 May 2005, having previously held the position of managing director of the cement division.

In terms of the company's articles of association Messrs S Abdul Kader and J Shibambo, having been appointed as directors by the board during the year, are required to retire. Messrs RH Dent, P Esterhuysen, AJ Lamprecht and EP Theron are required to retire by rotation at the forthcoming annual general meeting. All had offered themselves for election and re-election respectively at that meeting and the nominations committee had recommended their election and re-election respectively.

AUDITORS

Deloitte & Touche, the worldwide auditors of Barloworld Limited, were re-appointed as auditors to the company at the annual general meeting held on 14 January 2005.

PPC

Value added statement

for the year ended 30 September 2005

A measure of the wealth created by the group is the amount of value added to the cost of raw materials, products and services purchased. This statement shows the total wealth created and how it was distributed.

	Notes	2005 Rm	2004* Rm	2003* Rm
Revenue		3 973,6	3 440,1	3 015,9
Paid to suppliers for materials and services	1	(1 806,7)	(1 631,4)	(1 533,7)
Value added		2 166,9	1 808,7	1 482,2
Exceptional items		12,5	(0,3)	4,1
Income from investments^		85,4	111,5	132,3
Total wealth created		2 264,8	1 919,9	1 618,6
Wealth distribution:				
Salaries, wages and other benefits	2	483,9	469,3	437,0
Providers of capital		1 339,1	794,9	650,5
Finance costs<		70,5	58,3	49,6
Dividends		1 268,6	736,6	600,9
Ordinary dividends		515,9	387,3	278,4
Special dividend		752,7	349,3	322,5
Government	3	603,7	471,3	349,3
Reinvested in the group to maintain and develop operations		(161,9)	184,4	181,8
Depreciation		155,0	153,2	170,5
Retained profit		(311,7)	50,8	24,2
Deferred tax release		(5,2)	(19,6)	(12,9)
		2 264,8	1 919,9	1 618,6
Value added ratios				
Number of employees (30 September)		3 010	2 971	3 085
Revenue per employee (R000)#		1 680,9	1 265,9	944,7
Wealth created per employee (R000)#		958,0	706,5	507,0

NOTES

1. Paid to suppliers for materials and services

Spoornet is the only supplier of services exceeding 10% of total amount paid. All contracts are paid in accordance with agreed terms.

	2005 Rm	2004* Rm	2003* Rm
2. Salaries, wages and other benefits			
Salaries, wages, overtime payments, commissions, bonuses and allowances	401,6	401,5	371,5
Employer contributions~	82,3	67,8	65,5
	483,9	469,3	437,0
3. Government			
Central and local government:			
Tax – SA normal, CGT, STC and foreign	587,6	457,9	338,0
Regional services council levies	7,4	6,5	6,4
Rates and taxes paid to local authorities	3,2	3,2	3,5
Customs duties, import surcharges and excise taxes	0,5	1,0	0,6
Skills development levy	4,7	3,1	2,8
Cash grants and cash subsidies granted by the government	0,3	(0,4)	(2,0)
Gross contribution to central and local government	603,7	471,3	349,3

* *Restated*
^ *Includes interest received, dividend income and share of associates' retained profit*
< *Includes finance costs and fair value gains/(losses) on financial instruments*
Based on average number of employees (excluding Zimbabwe employees in 2005 and 2004)
~ *In respect of pension funds, retirement annuities, provident funds, medical aid and insurance*

Operational review: cement

for the year ended 30 September 2005

Record operating profit and highest ever domestic sales volumes

MARKET CONDITIONS

South Africa

Domestic cement sales volumes grew from the record levels of the previous year at a rate of more than double the gross domestic product (GDP) growth rate. The primary driver of this growth remained residential building activity. This trend was evident throughout the country except in the Eastern Cape which was negatively impacted by the completion of the Ngqura (Coega) Harbour development project.

Seaborne export volumes remained under pressure due to the continued strength of the rand, while demand from neighbouring countries increased despite Spoornet's ongoing capacity constraints.

Botswana

Cement demand in Botswana declined and remained low throughout the period under review.

Zimbabwe

Despite the economic conditions and high inflation, the abnormal salary adjustments to state employees in Zimbabwe contributed to a sharp increase in local demand. Shortages of foreign currency and raw materials made it impossible to satisfy demand during the final quarter of the financial year. Export volumes were negatively affected by the general softening of the Botswana market.

OPERATIONS

South Africa

The focus on our people via the Kambuku process continued with the introduction of the PPC Academy, aimed at improving key technical skills. Building on the functional competency training programmes, formally structured leadership training programmes at all levels of supervision and management were implemented.

All operations continued to maintain their high utilisation levels, with the De Hoek factory improving on its previous best kiln production, packing and dispatch records. The Port Elizabeth factory operated at full capacity throughout the year, with that region's capacity shortfall being supplemented from the Slurry factory. To meet the continued growth in cement demand, kiln four at Hercules and kilns five and six at Slurry were recommissioned and were operational for most of the year. In addition, the board approved a R48 million capital investment project to recommission the previously moth-balled Jupiter kiln in Germiston to be operational in the second quarter of 2006.

The success of secondary materials and alternative waste solutions was limited to the Spent Pot Liners (SPL) contract and some ad hoc waste burn trials. The new legal requirement for environmental impact assessments (EIA) to be concluded before any permits can be issued has slowed progress. A project to obtain an "umbrella" EIA for typical generic waste streams for all operations is underway.

On the risk management side, all operations maintained their ISO 9001: 2000 and 14001 system certifications for quality and environmental performance respectively whilst every factory attained 18001 (health and safety) certification. For the second year running, all seven laboratories maintained their "zero findings" status in the annual Cement and Concrete Institute quality compliance audits. NOSA was liquidated in June 2005, and although no "third-party" accreditation was conducted, the high level of safety and health standards was maintained. Excellent participation in the HIV/Aids campaign saw PPC achieving the country's best VCT (voluntary counselling and testing) results, with PPC being regarded as a benchmark in South Africa at the present time.

Optimising rail and road logistics in the increased demand environment is receiving focus. Cost increases above PPI, particularly energy, raw materials and transport, remain a concern.

Zimbabwe

The results for Porthold in Zimbabwe have not been consolidated into the group accounts for the current year. This is consistent with the approach of the prior year.

The economic situation in Zimbabwe has continued to deteriorate with non-availability of key materials and services restricting operations. Hyperinflation and shortages of foreign exchange further exacerbate a very difficult operating and trading environment. Despite this, sales volumes increased by 50% on the prior year with the company continuing to operate on a cash positive basis.

On a positive note, continued focus on the Kambuku programme has resulted in a remarkably good employee climate. Programmes continue to eliminate factory constraints and improve plant efficiencies in preparation for a return to a normal demand pattern. Production performances have improved significantly at both the Colleen Bawn and Bulawayo factories as a result. Bulawayo again exceeded one million man-hours without a disabling injury, winning all the regional safety competitions for the third consecutive year.

FINANCIAL RESULTS

Revenue grew by 20% to R3 367,4 million primarily as a result of a significant increase in domestic volumes. Operating profit grew by 32% from R1 041,1 million to R1 375,0 million due to increased sales, some price realisation and excellent cost reductions.

Zimbabwe produced a hyperinflation accounted loss of R5,2 million. Profitability was again severely impacted by price control with authorities continuing to monitor and question prices on an ongoing basis. Input costs continue to escalate at very high rates, often substantially above reported inflation. Our staff has, however, done an excellent job in containing costs.

Aggregate volumes in the Gauteng quarries grew by 8% with revenues up 20%. Operating margins remained strong at 23%, a result of product optimisation and the benefits of synergies between operations.

In Botswana, operational issues at Kgale Quarries and the slowdown in the economy negatively impacted profitability.

PROSPECTS

It is unlikely that the record growth levels experienced during the past two years will continue in the year ahead. However, the government's intention to upgrade infrastructure countrywide and the focus on low-cost housing, combined with the upsurge in the non-residential market, bodes well for continued growth in sales volumes in South Africa.

The situation in Zimbabwe is likely to remain difficult for some time.

	2005 Rm	2004* Rm	2003* Rm
Revenue#	3 367,4	2 801,5	2 417,8
Operating profit	1 375,0	1 041,1	738,6
Operating margin (%)	40,8	37,2	30,5
Net assets	2 258,4	2 582,3	2 438,0
Number of employees^	2 375	2 346	2 353
Cement capacity (tons 000)	6 400–	6 400	6 400

* *Restated*

\# *Prior to the elimination of inter-segment revenue*

^ *Includes employees of Porthold, whose results are excluded in 2004 and 2005*

– *Before recommissioning of the Jupiter kiln*

Operational review: lime

for the year ended 30 September 2005

Operational efficiencies offset by large cost increases

MARKET CONDITIONS

During the first nine months of the financial year, customers in the steel sector, the largest consumer of lime in South Africa continued to target maximum output as a result of growth in domestic demand and record global steel prices. Despite a correction in steel output during the last quarter as a result of lower steel demand, burnt product supplied to the steel and metallurgical industry for the full year was materially unchanged from last year.

Overall burnt product volume was, however, marginally lower than the previous financial year following some losses to competing solutions.

OPERATIONS AND FINANCIAL RESULTS

Results were severely impacted by significant increases in Spoornet rates, coal and fuel costs, which offset the positive impact of operational efficiencies. The net result was to increase operating profit by only 1% to R103,1 million.

Continued focus on organisational performance resulted in further improvements on previous record kiln reliabilities, power and refractory consumption and plant efficiency.

Capital expenditure incurred was mainly of a replacement nature.

The PPC Saldanha operation continued to operate at planned levels.

PROSPECTS

The prospects of the Lime company continue to be closely aligned with the steel and metallurgical industries. Whilst global steel demand is expected to remain firm in the medium term, the market will be characterised by short-term fluctuations as experienced in the last quarter of the financial year. No material change is forecast in burnt product volumes for 2006.

Most of the lime supply agreements will mature during the next financial year.

	2005 Rm	2004 Rm	2003 Rm
Revenue#	460,1	459,5	462,6
Operating profit	103,1	101,9	98,8
Operating margin (%)	22,4	22,2	21,4
Net assets	380,0	406,9	428,7
Number of employees	398	395	520
Lime capacity (tons 000)	1 267	1 267	1 267

Prior to the elimination of inter-segment revenue

Operational review: packaging

for the year ended 30 September 2005

Operating margin improvement driven by tight cost control and improved working capital management.

MARKET CONDITIONS

Flexible packaging volumes were negatively affected by customers importing packaged end-products and reducing their local manufacturing requirements. Increased price competition also impacted on volumes. Most of the lost volume was on lower margin products and has resulted in an overall improvement to the sales mix and margin.

Cement sack demand remained strong, with volumes significantly up on the prior year. Ream wrap volumes exhibited good volume growth and will increase significantly during 2006 following the increase in capacity of a major customer.

Export volumes remained unchanged from prior year levels.

OPERATIONS AND FINANCIAL RESULTS

Despite lower volumes and flat selling prices, financial performance further improved as a result of aggressive cost reduction, improved sales mix, improved operational performance and continued cost and people benefits derived from the implementation of the Kambuku Value Based Management process.

Following the successful completion of the BEE transaction during August 2004, focus is directed towards free cash flow optimisation, resulting in much improved working capital management. This, in conjunction with the improved financial performance, resulted in a significant reduction in debt and interest paid. It is foreseen that the full debt arising out of the BEE transaction could be repaid before the agreed three-year period.

Following the completion of the R38 million reel-to-reel modernisation programme during 2004, a further R14 million capacity expansion will be implemented during 2006.

Revenue reduced by 10% to R254,9 million. Operating profit improved 13% to R33,8 million.

PROSPECTS

Substantial volume increases are expected in the reel-to-reel segment during the year ahead. Given continued oversupply and price competition, sack volumes are not expected to grow significantly in 2006.

In the year ahead, only 25% of Afripack's earnings will contribute to PPC's earnings.

	2005 Rm	2004* Rm	2003* Rm
Revenue#	254,9	282,6	239,5
Operating profit	33,8	29,8	26,0
Operating margin (%)	13,3	10,5	10,9
Net assets	62,2	84,2	123,5
Number of employees	237	230	212

* *Restated*

\# *Prior to the elimination of inter-segment revenue*

Seven-year review of the group's results

for the year ended 30 September 2005

	2005 Rm	2004* Rm	2003* Rm	2002^ Rm	2001^ Rm	2000^ Rm	1999# Rm
CONSOLIDATED BALANCE SHEETS							
Assets							
Non-current assets							
Property, plant and equipment	1 247	1 225	1 523	1 545	1 390	1 542	1 543
Intangible assets	14	15	10	11	2	2	–
Investment in non-consolidated subsidiary	294	315	–	–	–	–	–
Negative goodwill	–	(1)	(1)	(1)	–	–	–
Other non-current assets and investment in associates	214	366	383	401	457	417	371
Deferred tax assets	24	19	16	12	12	13	12
	1 793	1 939	1 931	1 968	1 861	1 974	1 926
Current assets	1 462	1 611	1 546	1 465	1 186	661	542
Inventories and receivables	723	663	642	604	679	504	468
Short-term investment	147	–	–	–	–	–	–
Cash and cash equivalents	592	948	904	861	507	157	74
Total assets	3 255	3 550	3 477	3 433	3 047	2 635	2 468
Equity and liabilities							
Capital and reserves							
Share capital and premium	868	867	866	866	615	615	614
Reserves and retained profit	1 138	1 464	1 264	1 255	1 324	1 062	983
Interest of shareholders of PPC	2 006	2 331	2 130	2 121	1 939	1 677	1 597
Outside shareholders' interest	21	8	–	–	–	–	–
Interest of all shareholders	2 027	2 339	2 130	2 121	1 939	1 677	1 597
Non-current liabilities	482	692	749	779	728	687	611
Deferred tax liabilities	182	181	263	275	208	220	210
Other non-current liabilities	300	511	486	504	520	467	401
Current liabilities	746	519	598	533	380	271	260
Total equity and liabilities	3 255	3 550	3 477	3 433	3 047	2 635	2 468

* *Restated*

^ *Have not been restated for the effects of the changes in accounting policies*

\# *Figures for 1999 have not been restated for the effects of IFRS*

PPC

	2005 Rm	2004* Rm	2003* Rm	2002^ Rm	2001^ Rm	2000^ Rm	1999# Rm
CONSOLIDATED INCOME STATEMENTS							
Revenue	3 974	3 440	3 016	2 505	2 071	1 778	1 741
Cost of sales, non-operating income and other costs	2 462	2 268	2 153	1 891	1 617	1 467	1 489
Operating profit	1 512	1 172	863	614	454	311	252
Fair value (losses)/gains on financial instruments	(7)	–	7	18	–	–	–
Finance costs	64	59	56	74	67	75	94
Income from investments	84	101	126	91	85	66	59
Profit before exceptional items	1 525	1 214	940	649	472	302	217
Exceptional items	13	–	4	159	57	10	(13)
Share of associates' retained profit	1	11	6	27	19	11	4
Profit before tax	1 539	1 225	950	835	548	323	208
Tax	582	438	325	230	135	70	14
Net profit	957	787	625	605	413	253	194
Attributable to:							
Outside shareholders' interest	13	4	–	–	–	–	–
PPC Company Limited shareholders	944	783	625	605	413	253	194
	957	787	625	605	413	253	194
Attributable net profit excluding exceptional items	931	783	621	446	356	244	203
ABRIDGED CONSOLIDATED CASH FLOW STATEMENTS							
Cash available from operations	1 095	807	811	629	632	400	373
Dividends paid	(1 269)	(737)	(601)	(524)	(173)	(138)	(43)
Net cash (outflow)/inflow from operating activities	(174)	70	210	105	459	262	330
Net cash (outflow)/inflow from investing activities	(129)	(44)	(137)	253	(92)	(188)	(294)
Net cash (outflow)/inflow from financing activities	(65)	34	(21)	(10)	(18)	5	12
Net (decrease)/increase in cash and cash equivalents	(368)	60	52	348	349	79	48

* *Restated*

^ *Have not been restated for the effects of the changes in accounting policies*

Figures for 1999 have not been restated for the effects of IFRS

Seven-year review of the group's results continued

for the year ended 30 September 2005

STATISTICS
Share performance

Weighted average number of ordinary shares in issue during the year (000)	Time weighted number of ordinary shares in issue during the year
Net profit per share (cents)	Net profit attributable to shareholders of PPC Company Limited for the year / *Weighted average number of shares in issue during the year*
Earnings per share before exceptional items (cents)	Net profit attributable to shareholders of PPC Company Limited for the year adjusted for the exceptional items net of tax / Weighted average number of shares in issue during the year
Headline earnings per share (cents)	Net profit attributable to shareholders of PPC Company Limited for the year adjusted for the exceptional items net of tax, amortisation of goodwill and capital profits or losses net of tax / Weighted average number of shares in issue during the year
Ordinary dividends per share (cents)	Interim dividend per share paid and final dividend per share declared
Special dividend per share (cents)	A non-recurring dividend that is exceptional in terms of either size or date of issue
Dividend cover (times) (excluding special dividend)	Earnings per share before exceptional items / Ordinary dividends per share
Net asset value per share (cents)	Interest of shareholders of PPC, including investments at market value / Total number of shares in issue

* *Restated*
^ *Have not been restated for the effects of the changes in accounting policies*
# *Figures for 1999 have not been restated for the effects of IFRS*

2005	2004*	2003*	2002^	2001^	2000^	1999#
53 761	53 745	53 744	53 551	50 011	49 999	49 496
1 755	1 458	1 163	1 130	826	506	393
1 731	1 458	1 156	833	712	488	411
1 730	1 458	1 150	838	710	521	403
1 100	920	725	535	460	315	270
800	1 400	650	600	500	–	–
1,6	1,6	1,6	1,6	1,5	1,5	1,5
3 731	4 336	3 964	3 947	4 200	3 584	3 284

Seven-year review of the group's results continued

for the year ended 30 September 2005

Profitability and asset management	
Operating margin (%)	$\frac{\text{Operating profit}}{\text{Revenue}}$
EBITDA (Rm)	Profit before exceptional items, adjusted for investment income, finance costs, fair value adjustments, depreciation and amortisation
EBITDA to revenue (%)	$\frac{\text{EBITDA}}{\text{Revenue}}$
Net asset turn (times)	$\frac{\text{Revenue}}{\text{Average of segment assets less segment liabilities}}$
Return on net assets (%)	$\frac{\text{Profit before exceptional items adjusted for finance costs, associate income and amortisation of goodwill}}{\text{Average of segment assets less segment liabilities}}$
Return on total assets (%)	$\frac{\text{Profit before exceptional items adjusted for finance costs, associate income and amortisation of goodwill}}{\text{Average total assets}}$
Return on shareholders' interest (%)	$\frac{\text{Net profit attributable to shareholders of PPC Company Limited}}{\text{Average interest of shareholders of PPC}}$
Return on shareholders' interest (excluding exceptional items) (%)	$\frac{\text{Net profit attributable to shareholders of PPC Company Limited less exceptional items net of tax}}{\text{Average interest of shareholders of PPC}}$
Replacement capex to depreciation (%)	$\frac{\text{Cash used on replacement capital expenditure}}{\text{Depreciation charge for the year}}$
Effective rate of tax (%)	$\frac{\text{Tax (excluding prior year tax, secondary tax on companies and tax on exceptional items)}}{\text{Profit before tax, excluding dividend income and exceptional items}}$

* *Restated*

^ *Have not been restated for the effects of the changes in accounting policies*

Figures for 1999 have not been restated for the effects of IFRS

2005	2004*	2003*	2002^	2001^	2000^	1999#
38,0	34,1	28,6	24,6	21,9	17,5	14,5
1 670	1 330	1 040	787	619	463	384
42,0	38,7	34,5	31,4	29,9	26,0	22,1
1,4	1,1	1,0	0,9	0,9	0,8	0,8
55,1	42,4	33,8	26,9	23,2	17,7	14,8
46,7	36,6	29,0	23,2	19,7	15,2	13,3
43,5	35,1	29,4	29,8	22,8	15,5	13,2
42,9	35,1	29,2	22,0	19,7	14,9	13,9
83,8	51,2	86,3	63,5	48,8	90,0	69,3
29,0	29,7	28,5	28,4	28,5	28,5	4,3

Seven-year review of the group's results continued

for the year ended 30 September 2005

Liquidity and leverage	
Total liabilities to shareholders' interest (%)	Current and long-term liabilities, excluding deferred tax / Interest of shareholders of PPC
Total borrowings to shareholders' interest (%)	Short-term borrowings and long-term interest-bearing liabilities / Interest of shareholders of PPC
Current ratio	Current assets / Current liabilities
Quick ratio	Current assets, excluding inventories / Current liabilities
Interest cover (times)	Profit before exceptional items, excluding finance costs / Finance costs, including finance costs capitalised and fair value adjustments
Number of years to repay interest-bearing debt – gross	Total borrowings / Cash available from operations
Cash flow from operations to total liabilities	Cash available from operations / Total liabilities
VALUE ADDED	
Number of employees	Number of persons employed full-time, part-time or other basis during each of the pay periods of the preceding 12 months
Revenue per employee (R000)@	Revenue for the year / Average number of employees
Wealth created per employee (R000)@	Wealth created during the year / Average number of employees

* *Restated*

^ *Have not been restated for the effects of the changes in accounting policies*

Figures for 1999 have not been restated for the effects of IFRS

@ *Excluding Zimbabwe employees in 2005 and 2004*

2005	2004*	2003*	2002^	2001^	2000^	1999#
52	44	51	49	46	44	42
18	18	18	19	21	23	24
2,0:1	3,1:1	2,6:1	2,8:1	3,1:1	2,4:1	2,1:1
1,7:1	2,7:1	2,2:1	2,3:1	2,6:1	1,7:1	1,3:1
28	22	16	10	8	7	5
–	1	1	1	1	1	1
1,0	0,8	0,7	0,6	0,7	0,5	0,6
3 010	2 971	3 085	3 300	3 004	2 977	3 179
1 680,9	1 265,9	944,7	794,9	692,5	577,6	505,1
958,0	706,5	507,0	464,1	383,7	296,9	237,6

Share performance – JSE Limited

for the year ended 30 September 2005

Number of shares in issue (millions)	Number of authorised shares that are sold to and held by the shareholders of PPC Company Limited
Volume of shares traded (millions)	Number of shares transacted during the year
Market price (cents)	
– high	Highest prevailing price at which share was sold
– low	Lowest prevailing price at which share was sold
– at year-end	Prevailing price at which share was sold on 30 September
Value of shares traded (Rm)	Number of shares transacted during the year times prevailing price
Volume of shares traded as a percentage of total issued shares (%)	Number of shares transacted during the year / Number of authorised shares that are sold and held by the shareholders of PPC Company Limited
Number of transactions	Number of exchanges of PPC Company Limited shares between a buyer and a seller
Earnings yield (%)	The earnings per share excluding exceptional items for the most recent 12 months / Market price per share at year-end
Dividend yield (%)	Total dividends paid out of current year's earnings / Market price per share at year-end
Price-earnings ratio	Market value price per share at year-end / The earnings per share excluding exceptional items for the most recent 12 months
FTSE/JSE All Share Industrial Index	Average prices of a selected number of shares listed on the JSE Limited
Market capitalisation at 30 September (Rm)	Number of shares in issue times market price per share at year-end

* *Restated*

^ *Have not been restated for the effects of the changes in accounting policies*

\# *Figures for 1999 have not been restated for the effects of IFRS*

PPC

2005	2004*	2003*	2002^	2001^	2000^	1999#
51,0	51,0	50,1	50,1	50,0	50,0	50,0
14,7	13,3	7,5	5,9	7,2	7,9	8,5
29 425	18 300	12 200	8 200	7 200	6 010	5 400
17 163	11 000	7 700	5 874	4 800	4 150	3 200
29 100	18 100	11 350	7 800	6 200	5 100	4 150
3 367,2	1 876,9	714,9	410,9	453,4	392,9	328,1
28,8	26,1	15,0	11,8	14,4	15,8	17,0
25 789	16 280	4 028	2 668	1 977	1 463	2 161
6,0	8,1	10,2	10,7	11,5	9,6	9,9
6,5	12,8	12,1	14,6	15,5	6,2	6,5
16,8	12,4	9,8	9,4	8,7	10,5	10,1
14 876	10 042	8 244	6 776	7 631	7 702	8 751
14 853,1	9 245,6	5 684,1	3 906,3	3 100,8	2 550,3	2 074,2

Glossary of accounting terminology

for the year ended 30 September 2005

Below is a list of definitions of financial terms used in the annual report:

ACCOUNTING POLICIES
The specific principles, bases, conventions, rules and practices applied in preparing and presenting financial statements.

ACCRUAL ACCOUNTING
The effects of transactions and other events are recognised when they occur rather than when the cash is received.

ACTUARIAL GAINS AND LOSSES
The effects of differences between the previous actuarial assumptions and what has actually occurred as well as changes in actuarial assumptions.

AMORTISED COST
The amount at which a financial asset or financial liability is measured at initial recognition, minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount and minus any reduction for impairment or uncollectibility.

ASSET
A resource controlled by the entity as a result of a past event from which future economic benefits are expected to flow.

ASSOCIATE
An entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the associate but is not control or joint control over those policies.

AVAILABLE-FOR-SALE FINANCIAL ASSETS
Those non-derivative financial assets that are designated as available-for -sale or are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss.

BORROWING COSTS
Interest and other costs incurred in connection with the borrowing of funds.

BUSINESS COMBINATION
A business is an integrated set of activities and assets conducted and managed for the purpose of providing a return to investors or lower costs or other economic benefits directly and proportionately to participants.

A business combination is the bringing together of separate entities or businesses into one reporting entity.

CARRYING AMOUNT
The amount at which an asset is recognised after deducting any accumulated depreciation and accumulated impairment losses.

CASH AND CASH EQUIVALENTS
Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and that are subject to an insignificant risk of changes in value.

CASH FLOW HEDGE
A hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with an asset, or a liability that could affect profit or loss or a highly probable forecast transaction that could affect profit or loss.

CASH-GENERATING UNIT
The smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

CHANGE IN ACCOUNTING ESTIMATE
An adjustment to the carrying amount of an asset, liability or the amount of the periodic consumption of an asset that resultsfrom new information or new developments.

CONSOLIDATED FINANCIAL STATEMENTS
The financial statements of a group presented asthose of a single economic entity.

CONSTRUCTIVE OBLIGATION
An obligation that derives from an established pattern of past practice, published policies or a sufficiently specific current statement such that it created a valid expectation on the part of other parties that the obligation will be met.

CONTINGENT ASSET
A possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.

CONTINGENT LIABILITY
A possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognised because it is not probable that an outflow of resources embodying economic benefits will be required to settle t obligation or the amount of the obligation cannot be measured with sufficient reliability.

CONTROL
The power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

COSTS TO SELL
The incremental costs directly attributable to the disposal of an asset (or disposal group), excluding finance costs and incometax expense.

DATE OF TRANSACTION
The date on which the transaction first qualifies for recognition in accordance with International Financial Reporting Standards.

DEPRECIATION (OR AMORTISATION)
The systematic allocation of the depreciable amount of an asset over its useful life. The depreciable amount of an asset is the cost of an asset, or other amount substituted for cost, less its residual value.

DERECOGNITION
The removal of a previously recognised asset or liability from the balance sheet.

DERIVATIVE
A financial instrument whose value changes in response to an underlying contract, requires no initial or little net investment in relation to other types of contracts that would be expected to have a similar response to changes in market factors and is settled at a future date.

DEVELOPMENT
The application of research findings or other knowledge to a plan or design for the production of new or substantially improved materials, devices, products, processes, systems or services before starting commercial production or use.

DISCONTINUED OPERATION
A component that has either been disposed of or is classified as held-for-sale and represents a separate major line of business geographical area of operations, or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operation, or a subsidiary acquired exclusively with a view to resale.

EMPLOYEE BENEFITS
All forms of consideration (excluding share options granted to employees) given in exchange for services rendered by employees.

Glossary of accounting terminology continued

for the year ended 30 September 2005

EQUITY INSTRUMENT
A contract or certificate that evidences a residual interest in the total assets after deducting the total liabilities.

EQUITY METHOD
A method in which the investment is initially recognised at cost and adjusted thereafter for the post-acquisition change in the share of net assets of the investee. Profit or loss includes the share of the profit or loss of the investee.

EXPENSES
The decreases in economic benefits in the form of outflows or depletions of assets or incurrences of liabilities that result in decreases in equity, other than those relating to distributions to equity participants.

FAIR VALUE
The amount for which an asset could be exchanged or a liability settled, between knowledgeable and willing parties in an arm's length transaction.

FAIR VALUE HEDGE
A hedge of exposure to changes in fair value of a recognised asset, liability or firm commitment.

FINANCE LEASE
A lease that transfers substantially all the risks and rewards incidental to ownership of an asset. Title may or may not eventually be transferred..

FINANCIAL ASSET OR LIABILITY AT FAIR VALUE THROUGH PROFIT OR LOSS
A financial asset or financial liability that is classified as held-for-trading or is designated as such on initial recognition other than investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured.

FINANCIAL INSTRUMENT
A contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

FIRM COMMITMENT
A binding agreement for the exchange of a specified quantity of resources at a specified price on a specified future date or dates.

FORECASTED TRANSACTION
An uncommitted but anticipated future transaction.

GOING CONCERN BASIS
The assumption that the entity will continue in operation for the foreseeable future.

GROSS INVESTMENT IN LEASE
The aggregate of the minimum lease payments receivable by the lessor under a finance lease and any unguaranteed residual value accruing to the lessor.

HEDGED ITEM
An asset, liability, firm commitment, highly probable forecast transaction or net investment in a foreign operation that exposes the entity to risk of changes in fair value or future cash flows and is designated as being hedged.

HEDGE EFFECTIVENESS
The degree to which changes in the fair value or cash flows of the hedged item that are attributable to a hedged risk are offset by changes in the fair value or cash flows of the hedging instrument.

HEDGING INSTRUMENT
A designated derivative or non-derivative financial asset or non-derivative financial liability whose fair value or cash flows are expected to offset changes in the fair value or cash flows of a designated hedged item.

PPC

HELD-FOR-TRADING FINANCIAL ASSET OR FINANCIAL LIABILITY
One that is acquired or incurred principally for the purpose of selling or repurchasing it in the near term or as part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking or a derivative (except for a derivative that is a designated and effective hedging instrument).

HELD-TO-MATURITY INVESTMENT
A non-derivative financial asset with fixed or determinable payments and fixed maturity where there is a positive intention and ability to hold it to maturity.

IMMATERIAL
If individually or collectively it would not influence the economic decisions of the users of the financial statements.

IMPAIRMENT LOSS
The amount by which the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount.

IMPRACTICABLE
When, after making every reasonable effort to do so, the requirement cannot be applied.

INCOME
Increase in economic benefits in the form of inflows or enhancements of assets or decreases of liabilities that result in increases in equity, other than those relating to contributions from equity participants.

JOINT CONTROL
The contractually agreed sharing of control over an economic activity.

JOINT VENTURE
A contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control.

LEGAL OBLIGATION
An obligation that derives from a contract, legislation or other operation of law.

LIABILITY
A present obligation of the entity arising from a past event, the settlement of which is expected to result in an outflow from the entity of resources embodying economic benefits.

LOANS AND RECEIVABLES
Non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

MINIMUM LEASE PAYMENTS
Payments over the lease term that the lessee is or can be required to make, excluding contingent rent, costs for services and taxes to be paid by and reimbursed to the lessor, including, in the case of a lessee, any amounts guaranteed by the lessee or by a party related to the lessee or in the case of a lessor, any residual value guaranteed to the lessor by the lessee, a party related to the lessee or a third party unrelated to the lessor that is financially capable of discharging the obligations under the guarantee.

NET INVESTMENT IN THE LEASE
The gross investment in the lease discounted at the interest rate implicit in the lease.

OPERATING LEASE
A lease other than a finance lease.

Glossary of accounting terminology continued

for the year ended 30 September 2005

OWNER-OCCUPIED PROPERTY
Property held by the owner or by the lessee under a finance lease for use in the production or supply of goods or services or for administrative purposes.

PAST SERVICE COST
The increase or decrease in the present value of the defined benefit obligation for employee service in prior periods resulting from the introduction of, or changes to, post-employment benefits or other long-term employee benefits.

POST-EMPLOYMENT BENEFITS
Employee benefits (other than termination benefits) that are payable after the completion of employment.

POST-EMPLOYMENT BENEFIT PLANS
Formal or informal arrangements under which an entity provides post-employment benefits to employees. Defined contribution benefit plans are where there are no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Defined benefit plans are post-employment benefit plans other than defined contribution plans.

PRESENTATION CURRENCY
The currency in which the financial statements are presented.

PRIOR PERIOD ERROR
An omission from or misstatement in the financial statements for one or more prior periods arising from a failure to use, or misuse of, reliable information that was available when financial statements for those periods were authorised for issue and could reasonably be expected to have been obtained and taken into account in the preparation of those financial statements.

PROSPECTIVE APPLICATION
Applying a new accounting policy to transactions, other events and conditions occurring after the date the policy changed or recognising the effect of the change in an accounting estimate in the current and future periods.

RECOVERABLE AMOUNT
The higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use.

REGULAR WAY PURCHASE OR SALE
A purchase or sale of a financial asset under a contract, the terms of which require delivery of the asset within the timeframe established by regulation or convention in the marketplace concerned.

RESEARCH
The original and planned investigation undertaken with the prospect of gaining new scientific or technical knowledge and understanding.

RESIDUAL VALUE
The estimated amount which an entity would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of its useful life.

RESTRUCTURING
A programme that is planned and controlled by management, and materially changes either the scope of a business undertaken by an entity or the manner in which that business is conducted.

RETROSPECTIVE APPLICATION
Applying a new accounting policy to transactions, other events and conditions as if that policy had always been applied.

RETROSPECTIVE RESTATEMENT
Correcting the recognition, measurement and disclosure of amounts as if a prior period error had never occurred.

SEGMENT ASSETS
Total assets less deferred and current tax assets.

SEGMENT LIABILITIES
Non-interest-bearing current and non-current liabilities, excluding deferred and current tax liabilities.

SEGMENT RESULT
Segment result represents operating profit plus any other items that are directly attributable to segments including fair value adjustments on financial instruments. Interest costs are excluded due to the centralised nature of the group's treasury operations.

SHARE-BASED PAYMENT TRANSACTIONS
A cash-settled share-based payment transaction is the acquisition of goods or services by incurring a liability to transfer cash or other assets to the supplier of those goods or services for amounts that are based on the price (or value) of the entity's shares or other equity instruments.

An equity-settled share-based payment transaction is a share-based payment transaction where goods or services are received and settled in equity instruments of the entity.

SUBSIDIARY
An entity that is controlled by the parent.

TAX BASE
The tax base of an asset is the amount that is deductible for tax purposes if the economic benefits from the asset are taxable or is the carrying amount of the asset if the economic benefits are not taxable.

The tax base of a liability is the carrying amount of the liability less the amount deductible in respect of that liability in future periods.

The tax base of revenue received in advance is the carrying amount less any amount of the revenue that will not be taxed in future periods.

TEMPORARY DIFFERENCES
The differences between the carrying amount of an asset or liability and its tax base.

TRANSACTION COSTS
Incremental costs that are directly attributable to the acquisition, issue or disposal of a financial asset or financial liability, i.e. those that would not have been incurred if the entity had not acquired, issued or disposed of the financial instrument.

UNEARNED FINANCE INCOME
The difference between the gross investment in the lease and the net investment in the lease.

USEFUL LIFE
The period over which an asset is expected to be available for use or the number of production or similar units expected to be obtained from the asset.

VALUE IN USE
The present value of the future cash flows expected to be derived from an asset or cash-generating unit.

Accounting policies

for the year ended 30 September 2005

BASIS OF PREPARATION

Accounting framework

The financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) using the historical cost convention except for certain financial instruments that are stated at fair value and adjustments, where applicable, in respect hyperinflation accounting.

The basis of preparation is consistent with the prior year except where the group has adopted new or revised IFRS.

The group has adopted the following revised IFRS in the current year, which did not have a material impact on the reported results:

IAS 16 (Revised) (Property, Plant and Equipment); IAS 36 (Revised) (Impairment of Assets); IAS 38 (Revised) (Intangible Assets); IFRS 3 (Business Combinations); IFRS 4 (Insurance Contracts) and IFRIC Interpretation 1 (Changes in Existing Decommissioning, Restoration and Similar Liabilities).

Underlying concepts

The financial statements are prepared on the going concern basis using accrual accounting.

Assets and liabilities and income and expenses are not offset unless specifically permitted by an accounting standard.

Financial assets and financial liabilities are offset and the net amount reported only when a legally enforceable right to set off the amounts exists and the intention is either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Changes in accounting policies are accounted for in accordance with the transitional provisions in the standard. If no such guidance is given, they are applied retrospectively, unless it is impracticable to do so, in which case they are applied prospectively.

Changes in accounting estimates are recognised in profit or loss.

Prior period errors are retrospectively restated unless it is impracticable to do so, in which case they are applied prospectively.

Recognition of assets and liabilities

Assets are only recognised if they meet the definition of an asset, it is probable that future economic benefits associated with the asset will flow to the group and the cost or fair value can be measured reliably.

Liabilities are only recognised if they meet the definition of a liability, it is probable that future economic benefits associated with the liability will flow from the entity and the cost or fair value can be measured reliably.

Financial instruments are recognised when the entity becomes a party to the contractual provisions of the instrument. Financial assets and liabilities as a result of firm commitments are only recognised when one of the parties has performed under the contract.

Derecognition of assets and liabilities

Financial assets are derecognised when the contractual rights to receive cash flows have been transferred or have expired or when substantially all the risks and rewards of ownership have passed.

All other assets are derecognised on disposal or when no future economic benefits are expected from their use.

Financial liabilities are derecognised when the relevant obligation has either been discharged or cancelled or has expired.

Foreign currencies
The functional currency of each entity within the group is determined based on the currency of the primary economic environment in which that entity operates. Transactions in currencies other than the entity's functional currency are recognised at the rates of exchange ruling on the date of the transaction. Monetary assets and liabilities denominated in such currencies are translated at the rates ruling at the balance sheet date.

Gains and losses arising on exchange differences are recognised in profit or loss.

The financial statements of entities within the group whose functional currencies are different to the group's presentation currency, which is South African rand, are translated as follows:

Assets, including goodwill, and liabilities at exchange rates ruling on the balance sheet date

Income and expense items at the average exchange rates for the period

Equity items at the exchange rate ruling when they arose

Resulting exchange differences are classified as a foreign currency translation reserve and recognised directly in equity. On disposal of such a business unit, this reserve is recognised in profit or loss.

Hyperinflationary currencies
The financial statements of foreign entities that report in the currency of a hyperinflationary economy are restated for the decrease in general purchasing power of the currency at the balance sheet date before they are translated into the group's presentation currency.

Segmental reporting
Segment accounting policies are consistent with those adopted for the preparation of the group financial statements. The primary basis for reporting segment information is business segments and the secondary basis is by significant geographical region, which is based on the location of assets. The basis is consistent with internal reporting for management purposes as well as the source and nature of business risks and returns. All intra-segment transactions are eliminated on consolidation.

Post-balance sheet events
Recognised amounts in the financial statements are adjusted to reflect events arising after the balance sheet date that provide evidence of conditions that existed at the balance sheet date. Events after the balance sheet date that are indicative of conditions that arose after the balance sheet date are dealt with by way of a note.

Comparative figures
Comparative figures are restated in the event of a change in accounting policy or prior period error.

Company financial statements
Subsidiaries, associates and joint ventures
Investments in subsidiaries, associates and joint ventures in the separate financial statements presented by the company are recognised at cost.

Accounting policies continued

for the year ended 30 September 2005

Group financial statements

Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities, income, expenses and cash flows of the company and all entities controlled by the company as if they are a single economic entity.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from thdate of acquisition or up to the date of disposal.

Inter-company transactions and balances between group entities are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are shown separately from the group equity therein. It cotsief the amount of those interests at acquisition plus the minorities' subsequent share of changes in equity of the subsidiary. On acquition the minorities' interest is measured at the proportion of the pre-acquisition fair values of the identifiable assets and liabilities acquired. Losses applicable to minorities in excess of its interest in the subsidiaries' equity are allocated against the group's interest, exept to the extent that the minorities have a binding obligation and the financial ability to cover losses.

The results of special purpose entities that, in substance, are controlled by the group, are consolidated.

Interests in associates

The consolidated financial statements incorporate the assets, liabilities, income and expenses of associates using the equity ethod of accounting from the acquisition date to the disposal date (except when the investment is classified as held-for-sale, in whichase it is accounted for as non-current assets held-for-sale). Losses of associates in excess of the group's interest are not recognised unless there is a binding obligation to contribute to the losses.

Goodwill arising on the acquisition of associates is accounted for in accordance with the accounting policy for goodwill and isncluded in the carrying amount of the associate.

Where a group entity transacts with an associate of the group, unrealised profits and losses are eliminated to the extent of thgroup's interest in the relevant associate.

Financial statement items

Property, plant and equipment

Property, plant and equipment represents tangible items and intangible items that are integrated with tangible items that are held-for-use in the production or supply of goods or services, for rental to others, or for administrative purposes and are expected to be used during more than one period.

Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes th estimated cost of dismantling and removing the assets.

Owner-occupied properties and investment properties in the course of construction are carried at cost, less any impairment loswhere the recoverable amount of the asset is estimated to be lower than its carrying value. Cost includes professional fees and, fqualifying assets, borrowings costs capitalised in accordance with the group's accounting policy. Depreciation commences, on the same basis other property assets, when the assets are ready for their intended use.

Depreciation is charged so as to write off the depreciable amount of the assets, other than land, over their estimated usefulvesl to estimated residual values, using a method that reflects the pattern in which the asset's future economic benefits are expectedbe consumed by the entity. Where significant parts of an item have different useful lives to the item itself, these parts are depeciated over their estimated useful lives. The methods of depreciation, useful lives and residual values are reviewed annually.

The following methods and rates were used during the year to depreciate property, plant and equipment to estimated residual vales:

Buildings	Straight line	30 years
Plant	Straight line	5 to 35 years
Vehicles	Straight line	5 to 10 years
Furniture and equipment	Straight line	3 to 6 years
Mineral rights	Straight line	Estimated life of reserve

Assets held under finance leases are depreciated over their expected useful lives or the term of the relevant lease, where shorter.

The gain or loss arising on the disposal or scrapping of property, plant and equipment is recognised in profit or loss.

Decommissioning and quarry rehabilitation
Group companies are generally required to restore mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the group's environmental policies.

The expected cost of any committed decommissioning or restoration programme, discounted to its net present value, is provided and capitalised at the beginning of each project. The capitalised cost is depreciated over the expected life of the asset and the increase in the net present value of the provision for the expected cost is included with finance costs. Subsequent changes in the initial estites of rehabilitation and decommissioning costs are capitalised as part of the cost of the item and depreciated prospectively over the remaining life of the item to which they relate.

The cost of ongoing programmes to prevent and control pollution and to rehabilitate the environment is taken to profit or loss as incurred.

Annual contributions are made to the group's Environmental Rehabilitation Trust Fund, created in accordance with statutory requ irements, to provide for the estimated cost of pollution control and rehabilitation to the end of the life of the related asset. The financial statements of the trust fund are incorporated with the consolidated group financial statements.

Investment property
An investment property is either land or a building or part of a building held by the owner or by the lessee under a finance lease to earn rentals or for capital appreciation or both.

The cost model is applied in accounting for investment property, ie the investment property is recorded at cost less any acculated depreciation and impairment losses.

Intangible assets
An intangible asset is an identifiable non-monetary asset without physical substance which is not integrated with a tangible asset. It includes patents, trademarks, capitalised development cost and certain costs of purchase and installation of major information systems (including packaged software).

Intangible assets are initially recognised at cost if acquired separately or internally generated or at fair value if acquired as part of a business combination. If assessed as having an indefinite useful life, the intangible asset is not amortised but tested for impairment anually and impaired if necessary. If assessed as having a finite useful life, it is amortised over their useful lives (generally three to seven years) using a straight-line basis and tested for impairment if there is an indication that they may be impaired.

Research costs are recognised in profit or loss when it is incurred.

Development costs are capitalised only when and if it results in an asset that can be identified, it is probable that the asset will generate future economic benefits and the development cost can be reliably measured. Otherwise it is recognised in profit or loss.

Accounting policies continued

for the year ended 30 September 2005

Patents and trademarks are measured initially at cost and amortised on a straight-line basis over their estimated useful lives.

Goodwill

Goodwill represents the future economic benefits arising from assets that are not capable of being individually identified separately recognised in a business combination and is determined as the excess of the cost of acquisition over the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, associate or joint venture recognised at the date of acquisition.

Goodwill is recognised as an asset, is stated at cost less impairment losses and is not amortised.

Goodwill acquired in a business combination for which the agreement date was before 31 March 2004 was previously amortised on a systematic basis over its estimated useful life. The accumulated amortisation previously raised has been netted against that on 1 October 2004.

If, on a business combination, the fair value of the group's interest in the identifiable assets, liabilities and contingent liabilities exceeds the cost of acquisition, this excess is recognised in profit or loss immediately. For business combinations for which the agreement date was before 31 March 2004, this was called negative goodwill and presented as a negative asset. This amount has since been recognised in income.

On disposal of a subsidiary, associate, jointly controlled entity or business unit to which goodwill was allocated on acquisition, the amount attributable to such goodwill is included in the determination of the profit or loss on disposal.

Deferred tax assets and liabilities

Deferred tax is recognised using the balance sheet liability method for all temporary differences, unless specifically exempt, at the tax rates that have been enacted or substantially enacted at the balance sheet date.

A deferred tax asset represents the amount of income taxes recoverable in future periods in respect of deductible temporary differences, the carry forward of unused tax losses and the carry forward of unused tax credits (including unused credits for Secondary Tax on Companies).

Deferred tax assets are only recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

A deferred tax liability represents the amount of income taxes payable in future periods in respect of taxable temporary differences. Deferred tax liabilities are recognised for taxable temporary differences, unless specifically exempt.

Deferred tax assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable income nor accounting profit.

Deferred tax arising on investments in subsidiaries, associates and joint ventures is recognised except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and it is the intention to settle these on a net basis.

Inventories

Inventories are assets held-for-sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost and net realisable value. Cost includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their preset location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion, distribution and selling.

The specific identification basis is used to arrive at the cost of items that are not interchangeable. Otherwise the first-in first-out method or weighted average method for certain classes of inventory is used to arrive at the cost of items that are interchangeable.

Non-current assets held-for-sale

Non-current assets (or disposal group)are classified as held-for-sale if the carrying amount will be recovered principally thr ough sale rather than through continuing use. This condition is regarded as met only when the sale is highly probable, the assets (or disposal group) are available for immediate sale in its present condition and management is committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of the classification.

Immediately prior to being classified as held-for-sale the carrying amount of assets and liabilities are measured in accordance with the applicable standard. After classification as held-for-sale it is measured at the lower of the carrying amount and fair value less costs to sell. An impairment loss is recognised in profit or loss for any initial and subsequent writedown of the asset and disposal group to fair value less costs to sell. A gain for any subsequent increase in fair value less costs to sell is recognised in profit or loss to the extent that it is not in excess of the cumulative impairment loss previously recognised.

Non-current assets or disposal groups that are classified as held-for-sale are not depreciated.

Financial assets

A financial asset is an asset that is cash, an equity instrument of another entity, a contractual right to receive cash or another financial asset from another entity, or to exchange financial assets or financial liabilities with another entity under conditions that re potentially favourable to the entity.

Financial assets are initially measured at fair value plus transaction costs. However, transaction costs in respect of financia l assets classified as at fair value through profit or loss are expensed.

Investments classified as held-to-matur ity financial assets are measured at amortised cost less any impairment losses recognised to reflect irrecoverable amounts.

Held-for-trading investments are classified as financial assets at fair value through profit or loss and are carried at fair va lue with any gains or losses being recognised in profit or loss. Fair value, for this purpose, is market value if listed or a value arrived at by using appropriate valuation models if unlisted.

Trade and other receivables are classified as loans and receivables and are measured at amortised cost less provision for doubtful debts. Writedowns of these assets are expensed in profit or loss.

Other investments are classified as available-for -sale financial assets. These investments are carried at fair value with any gains or losses being recognised directly in equity. Fair value, for this purpose, is market value if listed or a value arrived at by using app ropriate valuation models if unlisted.

Derivatives that are assets are measured at fair value, with changes in fair value being included in profit or loss other than derivatives designated as cash flows hedges.

Cash and cash equivalents are measured at fair value, with changes in fair value being included in profit or loss.

Accounting policies continued

for the year ended 30 September 2005

Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risk and characteristics are not closely related to those of the host contract and the host contract is not classified as at fair value through profit or loss.

Financial liabilities
A financial liability is a liability that is a contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the entity.

Financial liabilities are initially measured at fair value plus transaction costs. However, transaction costs in respect of financial liabilities classified as at fair value through profit or loss are expensed.

Non-derivative financial liabilities that are not designated on initial recognition as financial liabilities at fair value through profit or loss (including interest-bearing loans and bank overdrafts) are measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognised over the term of the borrowings in accordance with the accounting policy for borrowing costs.

Non-derivative financial liabilities that are classified on initial recognition as financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value being included in net profit or loss.

Derivatives that are liabilities are measured at fair value, with changes in fair value being included in net profit or loss other than derivates designated as cash flow hedges.

Post-employment benefit obligations
Payments to defined contribution plans are recognised as an expense as they fall due. Payments made to industry-managed retirement benefit schemes are dealt with as defined contribution plans where the group's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit plan.

The cost of providing defined benefits is determined using the projected unit credit method. Valuations are conducted every three years and interim adjustments to those valuations are made annually.

Actuarial gains and losses that exceed 10% of the greater of the present value of the group's pension obligations or the fair value of plan assets are amortised over the expected average remaining working lives of the participating employees.

Gains or losses on the curtailment or settlement of a defined benefit plan are recognised in profit or loss when the group is demonstrably committed to the curtailment or settlement.

Past service costs are recognised immediately to the extent that the benefits are already vested. Otherwise they are amortised on a straight-line basis over the average period until the amended benefits become vested.

The amount recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised actuarial gains and losses and the unrecognised past service costs and reduced by the fair value of plan assets. Any asset is limited to the unrecognised actuarial losses, plus the present value of available refunds and reductions in future contributions to the plan.

To the extent that there is uncertainty as to the entitlement to the surplus, no asset is recognised.

Shareholders for equity dividends
Dividends to equity holders are only recognised as a liability when declared and are included in the statement of changes in equity. Secondary Tax on Companies (STC) in respect of such dividends are recognised as a liability when the dividends are recognised as a liability and are included in the tax charge in profit or loss.

Provisions
Provisions represents liabilities of uncertain timing or amount.

Provisions are recognised when the group has a present legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made for the amount of the obligation.

Provisions are measured at the expenditure required to settle the present obligation. Where the effect of discounting is material, provisions are measured at their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks for which future cash flow estimates have not been adjusted.

Equity
All transactions relating to the acquisition and sale of shares in the company, together with their associated costs, are accounted for in equity.

Revenue
Revenue represents the gross inflow of economic benefits during the period arising in the course of the ordinary activities when those inflows result in increases in equity, other than increases relating to contributions from equity participants.

Revenue is measured at the amount received or receivable. Cash discounts, rebates, Value Added Tax and other indirect taxes are excluded from revenue.

Revenue from the rendering of services is measured using the stage of completion method based on the services performed to date as a percentage of the total services to be performed.

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership have been transferred, when delivery has been made and title has passed, when the amount of the revenue and the related costs can be reliably measured and where it i probable that the debtor will pay for the goods.

Revenue from the rendering of services is recognised when the amount of the revenue, the related costs and the stage of completion can be measured reliably and when it is probable that the debtor will pay for the services.

Revenue from royalties is recognised on the accrual basis in accordance with the substance of the relevant agreements.

Cost of sales
When inventories are sold, the carrying amount is recognised as part of cost of sales. Any writedown of inventories to net realisable value and all losses of inventories or reversals of previous writedowns or losses are recognised in cost of sales in the period the writedown, loss or reversal occurs.

Employee benefit costs
The cost of providing employee benefits is accounted for in the period in which the benefits are earned by employees.

The cost of short-term employee benefits is recognised in the period in which the service is rendered and is not discounted. The expected cost of short-term accumulating compensated absences is recognised as an expense as the employees render service that increases their entitlement or, in the case of non-accumulating absences, when the absences occur.

The expected cost of profit-sharing and bonus payments is recognised as an expense when there is a legal or constructive obligation to make such payments as a result of past performance.

Accounting policies continued

for the year ended 30 September 2005

Income from investments

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the shareholder's right to receive payment has been established.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are expensed in the period in which they are incurred.

Exceptional items

Exceptional items cover those amounts, which are not considered to be of an operating nature, and generally include profit and loss on disposal of property, investments and businesses, other non-current assets, and impairments of capital items and goodwill.

Tax

The charge for current tax is based on the results for the year as adjusted for income that is exempt and expenses that are not deductible using tax rates that are applicable to the taxable income.

Deferred tax is recognised in profit or loss (except when it relates to items credited or charged directly to equity, in which case it is recognised in equity) for all temporary differences, unless specifically exempt, at the tax rates that have been enacted or substantially enacted at the balance sheet date.

Transactions and events

Hedge accounting

If a fair value hedge meets the conditions for hedge accounting, any gain or loss on the hedged item attributable to the hedged risk is included in the carrying amount of the hedged item and recognised in profit or loss.

If a cash flow hedge meets the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in profit or loss. A hedge of the foreign currency risk of a firm commitment is designated and accounted for as a cash flow hedge.

If an effective hedge of a forecast transaction subsequently results in the recognition of a financial asset or financial liability, the associated gains or losses recognised in equity are transferred to income in the same period in which the asset or liability affects profit or loss.

If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or non-financial liability, the associated gains or losses recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

If a hedge of a net investment in a foreign entity meets the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in profit or loss. On disposal of a foreign entity, the gain or loss recognised in equity is transferred to profit or loss.

Hedge accounting is discontinued on a prospective basis when the hedge no longer meets the hedge accounting criteria (including when it becomes ineffective), when the hedge instrument is sold, terminated or exercised when, for cash flow hedges, the forecast transaction is no longer expected to occur or when the hedge designation is revoked. Any cumulative gain or loss on the hedging instrument for a forecast transaction is retained in equity until the transaction occurs, unless the transaction is no longer expected to occur, in which case it is transferred to profit or loss for the period.

Impairment of assets

At each reporting date the carrying amount of the tangible and intangible assets are assessed to determine whether there is any indication that those assets may have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of the cash-generating unit to which the asset belongs is estimated. Value in use, included in the calculation of the recoverable amount, is estimated taking into account future cash flows, forecast market conditions and t expected lives of the assets.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, its carrying amount is reduced to the higher of its recoverable amount and zero. The impairment loss is first allocated to reduce the carrying amount of goodwill and then to the other assets of the cash generating unit. Subsequent to the recognition of an impairment loss, the depreciation amortisation charge for the asset is adjusted to allocate its remaining carrying value, less any residual value, over its remaining useful life.

Impairment losses on held-to-maturity financial assets, as well as trade and other receivables, are determined based on specific objective evidence that assets are impaired and is measured as the difference between the carrying amount of assets and the past value of the estimated future cash flows discounted at the effective interest rate computed at initial recognition.

If an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount but limited to the carrying amount that would have been determined had no impairment loss been recognised in prior years. A reversal of an impairment loss is recognised in profit or loss.

Goodwill and intangible assets with indefinite useful lives or not available for use and the cash generating units to which the assets have been allocated are tested for impairment even if there is no indication of impairment. For the purpose of impairment testing goodwill is allocated to each of the cash generating units expected to benefit from the synergies of the combination. No goodwill impairment losses are subsequently reversed. The attributable amount of goodwill is included in the profit or loss on disposal when the associated business is sold.

Leasing

Classification

Leases are classified as finance leases or operating leases at the inception of the lease.

In the capacity of a lessor

Amounts due from a lessee under a finance lease are recognised as receivables at the amount of the net investment in the lease, which includes initial direct costs. Where assets are leased by a manufacturer or dealer, the initial direct costs are expensed. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the net investment outstanding in respect of the leases.

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease or another basis more representative of the time pattern of the user's benefit.

In the capacity of a lessee

Finance leases are recognised as assets and liabilities at the lower of the fair value of the asset and the present value of the minimum lease payments at the date of acquisition. Finance costs represent the difference between the total leasing commitments and the fair value of the assets acquired. Finance costs are charged to profit or loss over the term of the lease and at interest rates applicable to the lease on the remaining balance of the obligations.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease or another basis if more representative of the time pattern of the users benefit.

Accounting policies continued

for the year ended 30 September 2005

Discontinued operations

The results of discontinued operations are presented separately in the income statement and the assets associated with these operations are included with non-current assets held-for-sale in the balance sheet.

Equity compensation plans

Executive directors and senior executives have been granted share options in terms of the Barloworld Share Option Scheme. After the date on which the options are exercisable and before the expiry date:

- they can be exercised to purchase shares for cash or through a loan from the Barloworld Share Purchase Trust in which event the shares issued are accounted for in share capital and share premium at the amount of the exercise price; or
- they can be ceded to an approved financial institution in which event there is no increase in share capital or share premium until the option is exercised by the financial institution, at which time they are accounted for at the amount of the option price.

No charge is currently taken to profit or loss in respect of the granting of share options.

Judgements made by management

Preparing financial statements in conformity with IFRS requires estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from these estimates.

Judgements made by management in applying the accounting policies, other than those dealt with above, that could have a significant effect on the amounts recognised in the financial statements are:

- **Non-consolidation of subsidiary**
  The results of Portland Holdings Limited (Porthold), a wholly owned Zimbabwean subsidiary of Pretoria Portland Cement Company Limited have not been consolidated in the group results as at 30 September 2005 in terms of the exclusions contained in IAS 27 (Consolidated Financial Statements and Accounting for Investments in Subsidiaries). Future developments in Zimbabwe could impact on the accounting treatment and carrying value of the investment in Porthold.
- **Consolidation of special purpose entities**
  Special purpose entities established in recent Black Economic Empowerment transactions have been consolidated in the group results. The substance of the relationship between the company and these entities has been assessed and the judgement made that they are controlled entities.
- **Asset lives and residual values**
  Property, plant and equipment is depreciated over its useful life taking into account residual values, where appropriate. The actual lives of the assets and residual values are assessed annually and may vary depending on a number of factors. In re-assessing asset lives, factors such as technological innovation, product life cycles and maintenance programmes are taken into account. Residual value assessments consider issues such as future market conditions, the remaining life of the asset and projected disposal values.
- **Decommissioning and rehabilitation obligations**
  Group companies are required to restore quarry and processing sites at the end of their productive lives to an acceptable condition consistent with the group's environmental policies. The expected cost of any committed decommissioning or restoration programme, discounted to its net present value, is provided at the beginning of each project.
  Estimating the future costs of these obligations is complex and requires management to make estimates and judgements because most of the obligations will be fulfilled in the future and contracts and laws are often not clear regarding what is required. The resulting provisions are further influenced by changing technologies and political, environmental, safety, business and statutory considerations.

- **Deferred tax assets**
  Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Future taxable profits are estimated based on business plans which include estimates and assumptions regarding economic growth, interest, inflation and taxation rates and competitive forces. Deferred tax assets are also recognised on STC credits to the extent it is probable that future dividends will utilise these credits.
- **Valuation of derivative financial instruments**
  The valuation of derivative financial instruments is based on the market situation at balance sheet date. The value of the derivative instruments fluctuates on a daily basis and the actual amounts realised may differ materially from their value at the balance sheet date.
- **Post-employment benefit obligations**
  Post-retirement defined benefits are provided for certain existing and former employees. Actuarial valuations are used to determine the value of the benefits. The actuarial valuations are based on assumptions which include employee turnover, the discount rate the expected long-term rate of return of retirement plan assets, healthcare inflation cost and rates of increase in compensation costs.
- **Impairment of assets**
  Goodwill is considered for impairment at least annually. Property, plant and equipment and intangible assets are considered for impairment if there is a reason to believe that an impairment may be necessary. Factors taken into consideration in reaching such a decision include the economic viability of the asset itself and where it is a component of a larger economic unit, the viability of that unit itself.

  The future cash flows expected to be generated by the assets are projected, taking into account market conditions and the expected useful lives of the assets. The present value of these cash flows, determined using an appropriate discount rate, is compared to the current net asset value and, if lower, the assets are impaired to the present value.

Sources of estimation uncertainty
There are no significant assumptions made concerning the future or other sources of estimation uncertainty that has been identified as giving rise to a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year.

Group balance sheet

at 30 September 2005

	Notes	2005 Rm	2004* Rm	2003* Rm
ASSETS				
Non-current assets		1 793,3	1 938,9	1 931,6
Property, plant and equipment	1	1 246,9	1 224,8	1 523,4
Intangible assets	2	14,1	15,2	10,4
Negative goodwill	2	–	(1,0)	(1,1)
Investment in non-consolidated subsidiary	3	294,5	315,2	–
Other non-current assets	3	214,2	358,2	366,5
Investment in associates	4	–	7,8	16,4
Deferred tax assets	9	23,6	18,7	16,0
Current assets		1 461,4	1 610,7	1 545,2
Inventories	5	222,5	214,6	236,8
Trade and other receivables	6	500,3	448,1	404,8
Short-term investment	3	147,1	–	–
Cash and cash equivalents	7	591,5	948,0	903,6
Total assets		3 254,7	3 549,6	3 476,8
EQUITY AND LIABILITIES				
Capital and reserves				
Share capital and premium	8	867,6	866,5	865,8
Non-distributable reserves		47,0	50,9	(98,3)
Retained profit		1 091,3	1 413,2	1 362,6
Interest of shareholders of PPC		2 005,9	2 330,6	2 130,1
Outside shareholders' interest		21,0	7,6	0,1
Interest of all shareholders		2 026,9	2 338,2	2 130,2
Non-current liabilities		481,8	691,9	748,3
Deferred tax liabilities	9	181,7	180,7	263,2
Interest-bearing	10	197,1	393,3	366,6
Provisions and non-interest-bearing	10	103,0	117,9	118,5
Current liabilities		746,0	519,5	598,3
Short-term borrowings	11	160,1	21,3	12,7
Tax payable		160,2	165,9	240,4
Trade and other payables	12	414,9	322,5	337,1
Provisions	13	10,8	9,8	8,1
Total equity and liabilities		3 254,7	3 549,6	3 476,8

* *Restated*

Group income statement

for the year ended 30 September 2005

	Notes	2005 Rm	2004* Rm	2003* Rm
Revenue	14	3 973,6	3 440,1	3 015,9
Cost of sales		2 175,2	2 001,0	1 910,2
Gross profit		1 798,4	1 439,1	1 105,7
Non-operating income		0,1	0,7	0,7
Administrative expenditure		39,7	32,1	33,2
Other operating expenditure		246,9	234,9	209,8
Operating profit	15	1 511,9	1 172,8	863,4
Fair value (losses)/gains on financial instruments	16	(6,9)	0,2	6,5
Finance costs	17	63,6	58,5	56,1
Income from investments	18	84,0	100,6	126,4
Profit before exceptional items		1 525,4	1 215,1	940,2
Exceptional items	19	12,5	(0,3)	4,1
Share of associates' retained profit		1,4	10,9	5,9
Profit before tax		1 539,3	1 225,7	950,2
Tax	20	582,4	438,3	325,1
Net profit		956,9	787,4	625,1
Attributable to:				
Outside shareholders' interest		13,4	3,8	–
PPC Company Limited shareholders		943,5	783,6	625,1
		956,9	787,4	625,1
Net profit per share (cents)	21.2			
– basic		1 754,9	1 457,8	1 163,1
– fully diluted		1 754,9	1 457,6	1 163,0
Dividends per share (cents)	22	1 900	2 320	1 375

* *Restated*

Group statement of changes in shareholders' interest

for the year ended 30 September 2005

	Share capital Rm	Share premium Rm
Balance at 1 October 2002	53,7	812,1
Restatement (refer note 27)	–	–
Balance at 1 October 2002 restated	53,7	812,1
Movement for the year		
Exchange losses on translation of financial statements of a foreign operation	–	–
Movement in cash flow hedge	–	–
Amount recognised in cost of plant	–	–
Revaluation of investments	–	–
Deferred tax on revaluation	–	–
Other reserve movements	–	–
Net profit	–	–
Dividends	–	–
Balance at 30 September 2003*	53,7	812,1
Movement for the year		
Increase in share capital and premium	–	0,7
Deconsolidation of Portland Holdings Limited	–	–
Exchange losses on translation of financial statements of a foreign operation	–	–
Outside shareholders on part disposal of subsidiary company	–	–
Revaluation of investments	–	–
Deferred tax on revaluation	–	–
Other reserve movements	–	–
Net profit	–	–
Dividends	–	–
Balance at 30 September 2004*	53,7	812,8
Movement for the year		
Increase in share capital and premium	–	1,1
Exchange losses on translation of financial statements of a foreign operation	–	–
Revaluation of investments	–	–
Deferred tax on revaluation	–	–
Other reserve movements	–	–
Net profit	–	–
Dividends	–	–
Balance at 30 September 2005	53,7	813,9

* *Restated*

Capital redemption reserve fund Rm	Unrealised surplus on reclassification of plant Rm	Foreign currency translation Rm	Available-for-sale financial assets Rm	Hedging reserves Rm	Retained profit Rm	Interest of shareholders of PPC Rm	Outside shareholders Rm	Interest of all shareholders Rm
Non-distributable reserves								
0,8	39,4	(136,5)	11,8	–	1 339,8	2 121,1	0,1	2 121,2
–	–	–	–	–	(5,0)	(5,0)	–	(5,0)
0,8	39,4	(136,5)	11,8	–	1 334,8	2 116,1	0,1	2 116,2
–	–	(11,0)	–	–	–	(11,0)	–	(11,0)
–	–	–	–	1,1	–	1,1	–	1,1
–	–	–	–	(1,1)	–	(1,1)	–	(1,1)
–	–	–	0,9	–	–	0,9	–	0,9
–	–	–	(0,1)	–	–	(0,1)	–	(0,1)
–	(3,6)	–	–	–	3,6	–	–	–
–	–	–	–	–	625,1	625,1	–	625,1
–	–	–	–	–	(600,9)	(600,9)	–	(600,9)
0,8	35,8	(147,5)	12,6	–	1 362,6	2 130,1	0,1	2 130,2
–	–	–	–	–	–	0,7	–	0,7
–	–	156,9	–	–	–	156,9	–	156,9
–	–	(8,8)	–	–	–	(8,8)	–	(8,8)
–	–	–	–	–	–	–	3,7	3,7
–	–	–	5,5	–	–	5,5	–	5,5
–	–	–	(0,8)	–	–	(0,8)	–	(0,8)
–	(3,6)	–	–	–	3,6	–	–	–
–	–	–	–	–	783,6	783,6	3,8	787,4
–	–	–	–	–	(736,6)	(736,6)	–	(736,6)
0,8	32,2	0,6	17,3	–	1413,2	2 330,6	7,6	2 338,2
–	–	–	–	–	–	1,1	–	1,1
–	–	(10,9)	–	–	–	(10,9)	–	(10,9)
–	–	–	12,1	–	–	12,1	–	12,1
–	–	–	(1,9)	–	–	(1,9)	–	(1,9)
–	(3,2)	–	–	–	3,2	–	–	–
–	–	–	–	–	943,5	943,5	13,4	956,9
–	–	–	–	–	(1 268,6)	(1 268,6)	–	(1 268,6)
0,8	29,0	(10,3)	27,5	–	1 091,3	2 005,9	21,0	2 026,9

Group cash flow statement

for the year ended 30 September 2005

	Notes	2005 Rm	2004* Rm	2003* Rm
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash generated from operations	A	1 667,9	1 293,6	993,1
Finance costs paid		(70,1)	(58,3)	(47,0)
Dividends received from investments and associates		30,2	27,0	28,4
Interest received		53,8	73,6	98,0
Tax paid	B	(587,1)	(528,6)	(261,6)
Cash available from operations		1 094,7	807,3	810,9
Dividends paid		(1 268,6)	(736,6)	(600,9)
Net cash (outflow)/inflow from operating activities		(173,9)	70,7	210,0
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of subsidiary company	C	–	(6,0)	–
Acquisition of property, plant and equipment		(176,8)	(80,3)	(164,3)
– replacement capital expenditure		(129,9)	(78,4)	(147,2)
– expansion capital expenditure		(46,9)	(1,9)	(17,1)
Acquisition of intangible assets		(3,8)	(2,2)	(4,9)
Dividends received from non-consolidated subsidiary company		20,7	6,3	–
Total proceeds (net)		17,3	13,4	9,2
– proceeds received on disposal of subsidiary company	D	–	3,8	–
– proceeds received on disposal of associate company	F	15,0	–	–
– proceeds received on disposal of intangible assets		–	0,3	–
– proceeds from the disposal of property, plant and equipment		2,3	9,3	9,2
Movements in investments and loans		(0,8)	5,1	2,1
Decrease in net amounts owing by subsidiary and associate companies		4,4	10,0	10,5
Receipt of instalment on long-term loan		10,2	10,2	10,2
Net cash outflow from investing activities		(128,8)	(43,5)	(137,2)
Net cash (outflow)/inflow before financing activities		(302,7)	27,2	72,8
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issue of share capital		1,1	0,7	–
Long-term borrowings raised		3,2	60,0	–
Long-term borrowings repaid		(48,0)	(24,5)	(20,9)
Short-term borrowings raised		0,2	–	–
Short-term borrowings repaid		(21,4)	(2,7)	(0,3)
Net cash (outflow)/inflow from financing activities		(64,9)	33,5	(21,2)
Net (decrease)/increase in cash and cash equivalents		(367,6)	60,7	51,6
Cash and cash equivalents at the beginning of the year		948,0	903,6	861,0
Effects of exchange rates on cash		11,1	(5,2)	(9,0)
Deconsolidation of subsidiary company	E	–	(11,1)	–
Cash and cash equivalents at the end of the year		591,5	948,0	903,6

* *Restated*

Notes to the group cash flow statement

for the year ended 30 September 2005

		2005 Rm	2004* Rm	2003* Rm
A	**CASH GENERATED FROM OPERATIONS IS CALCULATED AS FOLLOWS:**			
	Profit before exceptional items	1 525,4	1 215,1	940,2
	Adjustments for:			
	– Depreciation	155,0	153,2	170,5
	– Amortisation of negative goodwill	–	(0,1)	(0,1)
	– Amortisation of intangible assets	3,5	4,0	5,8
	– Loss/(profit) on disposal of plant and equipment and intangibles	1,2	(0,2)	(3,9)
	– Dividends received	(30,2)	(27,0)	(28,4)
	– Interest received	(53,8)	(73,6)	(98,0)
	– Finance costs#	70,5	58,3	49,6
	– Other non-cash flow items	(26,7)	12,4	9,6
	Operating cash flows before movements in working capital	1 644,9	1 342,1	1 045,3
	(Increase)/decrease in inventories	(12,8)	9,1	(15,5)
	Increase in receivables	(52,1)	(43,7)	(15,4)
	Increase/(decrease) in payables	87,9	(13,9)	(21,3)
	Cash generated from operations	1 667,9	1 293,6	993,1
B	**TAX PAID IS RECONCILED TO AMOUNTS DISCLOSED IN THE INCOME STATEMENTS AS FOLLOWS:**			
	Net amounts outstanding at the beginning of the year	158,6	233,5	160,8
	Charge per income statement (excluding deferred tax)	587,6	457,9	338,0
	Adjustment in respect of subsidiaries acquired and sold, including translation adjustments	–	(4,0)	–
	Adjustment in respect of translation differences	(0,7)	(0,2)	(3,7)
	Net amounts outstanding at the end of the year	(158,4)	(158,6)	(233,5)
	Cash amounts paid	587,1	528,6	261,6
C	**ACQUISITION OF KGALE QUARRIES (PTY) LIMITED**			
	Property, plant and equipment and non-current assets		4,7	
	Inventories		1,6	
	Receivables		3,9	
	Payables, tax and deferred tax		(2,8)	
	Borrowings net of cash		(2,6)	
	Carrying value of associate prior to date of acquisition		(7,9)	
	Net asset value of subsidiary acquired		(3,1)	
	Right of use asset acquired		9,1	
	Total consideration paid		6,0	

* *Restated*

\# *Includes fair value adjustments realised on financial instruments*

Notes to the group cash flow statement continued

for the year ended 30 September 2005

		2005 Rm	2004* Rm	2003* Rm
D	**DISPOSAL OF 75% OF AFRIPACK (PTY) LIMITED**			
	Investment in preference shares included in financial assets		(30,0)	
	Gross consideration received from outside shareholders		33,8	
	Net proceeds received from outside shareholders		3,8	
E	**DECONSOLIDATION OF PORTLAND HOLDINGS LIMITED**			
	Property, plant and equipment		(216,0)	
	Non-current assets		321,5	
	Reserves		(156,9)	
	Inventories		(14,7)	
	Receivables		(4,4)	
	Payables, tax and deferred tax		81,6	
	Net assets deconsolidated		11,1	
	Cash and cash equivalents deconsolidated		(11,1)	
	Net cash proceeds		–	
F	**DISPOSAL OF 33,3% SHARE IN SLAGMENT (PTY) LIMITED**			
	Cost of investment	3,7		
	Equity accounted retained profit to date of disposal	2,9		
	Profit on disposal	7,4		
	Proceeds on disposal	14,0		
	Being:			
	– Total consideration	15,0		
	– Disposal costs	(0,7)		
	– Capital gains tax	(0,3)		
		14,0		

* *Restated*

Notes to the group financial statements

for the year ended 30 September 2005

	Freehold and leasehold land, buildings and mineral rights Rm	Decommissioning and rehabilitation assets Rm	Plant, quarry vehicles, furniture and equipment Rm	Capitalised leased plant Rm	Total Rm
1. PROPERTY, PLANT AND EQUIPMENT					
2005					
Cost	**388,7**	**27,5**	**2 015,9**	**302,2**	**2 734,3**
Accumulated depreciation and impairment	**146,2**	**16,2**	**1 187,0**	**138,0**	**1 487,4**
Net carrying value	**242,5**	**11,3**	**828,9**	**164,2**	**1 246,9**
2004*					
Cost	384,9	30,0	1 860,8	302,2	2 577,9
Accumulated depreciation and impairment	133,5	16,1	1 084,7	118,8	1 353,1
Net carrying value	251,4	13,9	776,1	183,4	1 224,8
2003*					
Cost	394,0	35,1	2 056,3	302,2	2 787,6
Accumulated depreciation and impairment	129,2	15,8	1 019,0	100,2	1 264,2
Net carrying value	264,8	19,3	1 037,3	202,0	1 523,4

Property, plant and equipment with a net carrying value of R240,5 million (2004: R242,7 million; 2003: R202,0 million) are encumbered as reflected in note 10.

The registers of land and buildings are open for inspection at the registered offices of the company and its subsidiaries.

The insurable value of the group's property, plant and equipment at 30 September 2005 amounted to R12 156 million (2004: R10 348 million; 2003: R9 741 million). This is based on the cost of replacement of such assets, except for motor vehicles and certain selected assets which are included at estimated retail value.

The historic value of land and buildings included above amounts to R59,8 million (2004: R71,2 million; 2003: R71,2 million).

Included in the cost of freehold and leasehold land are mining rights with a value of R30,0 million (2004: R22,6 million). These have not been separated from the cost of the land as it is integrally attached to the land and cannot be sold separately.

* *Restated*

Notes to the group financial statements continued

for the year ended 30 September 2005

	Freehold and leasehold land, buildings and mineral rights Rm	Decom-missioning and rehabilitation assets Rm	Plant, quarry vehicles, furniture and equipment Rm	Capitalised leased plant Rm	Total Rm
1. PROPERTY, PLANT AND EQUIPMENT (continued)					
Movement of property, plant and equipment					
2005					
Net carrying value at the beginning of the year	251,4	13,9	776,1	183,4	1 224,8
Additions	6,1	–	170,7	–	176,8
Reclassification of capital spares	–	–	10,5	–	10,5
	257,5	13,9	957,3	183,4	1 412,1
Disposals	–	(1,6)	(1,4)	–	(3,0)
Depreciation	(13,3)	(0,1)	(122,4)	(19,2)	(155,0)
Impairment**	–	–	(2,5)	–	(2,5)
Effect of IFRIC 1 adjustment	–	(0,9)	–	–	(0,9)
Translation differences (net)^	(1,7)	–	(2,1)	–	(3,8)
Net carrying value at the end of the year	242,5	11,3	828,9	164,2	1 246,9
^ The translation differences comprise:					
Cost					(8,8)
Accumulated depreciation					5,0
					(3,8)

** *This amount relates to the impairment of machinery at the Hercules operation*

	Freehold and leasehold land, buildings and mineral rights Rm	Decom-missioning and rehabilitation assets Rm	Plant, quarry vehicles, furniture and equipment Rm	Capitalised leased plant Rm	Total Rm
2004*					
Net carrying value at the beginning of the year	264,8	19,3	1 037,3	202,0	1 523,4
Additions	7,8	–	72,5	–	80,3
Acquisition of subsidiary company	1,8	–	2,6	–	4,4
	274,4	19,3	1 112,4	202,0	1 608,1
Disposals	(0,2)	(4,3)	(6,7)	–	(11,2)
Depreciation	(13,2)	(0,7)	(120,7)	(18,6)	(153,2)
Deconsolidation of subsidiary company	(8,6)	(0,2)	(207,2)	–	(216,0)
Translation differences (net)^	(1,0)	(0,2)	(1,7)	–	(2,9)
Net carrying value at the end of the year	251,4	13,9	776,1	183,4	1 224,8
^ The translation differences comprise:					
Cost					(5,5)
Accumulated depreciation					2,6
					(2,9)

* *Restated*

	Freehold and leasehold land, buildings and mineral rights Rm	Decom-missioning and rehabilitation assets Rm	Plant, quarry vehicles, furniture and equipment Rm	Capitalised leased plant Rm	Total Rm
1. PROPERTY, PLANT AND EQUIPMENT (continued)					
Movement of property, plant and equipment (continued)					
2003*					
Net carrying value at the beginning of the year	255,0	22,3	1 039,4	221,1	1 537,8
Additions	24,3	–	140,0	–	164,3
	279,3	22,3	1 179,4	221,1	1 702,1
Disposals	(0,6)	(2,4)	(1,0)	–	(4,0)
Depreciation	(12,5)	(0,6)	(138,3)	(19,1)	(170,5)
Translation differences (net)^	(1,4)	–	(2,8)	–	(4,2)
Net carrying value at the end of the year	264,8	19,3	1 037,3	202,0	1 523,4
^ The translation differences comprise:					
Cost					(6,4)
Accumulated depreciation					2,2
					(4,2)

	Right of use of mineral right asset Rm	Restraint of trade Rm	ERP development and other software Rm	Total Rm	Negative goodwill Rm
2. INTANGIBLE ASSETS AND NEGATIVE GOODWILL					
2005					
Cost					
At 1 October 2004	9,1	2,1	37,2	48,4	(1,5)
Reversal of negative goodwill	–	–	–	–	1,5
Additions	–	–	3,8	3,8	–
Disposals	–	–	(0,9)	(0,9)	–
Translation differences	(1,4)	(0,3)	–	(1,7)	–
At 30 September 2005	7,7	1,8	40,1	49,6	–
Accumulated amortisation					
At 1 October 2004	0,2	2,0	31,0	33,2	(0,5)
Reversal of negative goodwill	–	–	–	–	0,5
Disposals	–	–	(0,9)	(0,9)	–
Amortisation	0,6	0,1	2,8	3,5	–
Translation differences	–	(0,3)	–	(0,3)	–
At 30 September 2005	0,8	1,8	32,9	35,5	–
Carrying amount					
At 30 September 2005	6,9	–	7,2	14,1	–

* *Restated*

Notes to the group financial statements continued

for the year ended 30 September 2005

	Right of use of mineral right asset Rm	Restraint of trade Rm	ERP development and other software Rm	Total Rm	Negative goodwill Rm
2. INTANGIBLE ASSETS AND NEGATIVE GOODWILL (continued)					
2004*					
Cost					
At 1 October 2003	–	2,3	38,0	40,3	(1,5)
Acquisition of subsidiary company	9,1	–	–	9,1	–
Additions	–	–	3,0	3,0	–
Disposals	–	–	(1,0)	(1,0)	–
Impairment	–	–	(2,8)	(2,8)	–
Translation differences	–	(0,2)	–	(0,2)	–
At 30 September 2004	9,1	2,1	37,2	48,4	(1,5)
Accumulated amortisation					
At 1 October 2003	–	1,8	28,1	29,9	(0,4)
Additions	–	–	0,5	0,5	–
Disposals	–	–	(1,0)	(1,0)	–
Amortisation	0,2	0,4	3,4	4,0	(0,1)
Translation differences	–	(0,2)	–	(0,2)	–
At 30 September 2004	0,2	2,0	31,0	33,2	(0,5)
Carrying amount					
At 30 September 2004	8,9	0,1	6,2	15,2	(1,0)
2003*					
Cost					
At 1 October 2002	–	2,6	33,1	35,7	(1,5)
Additions	–	–	4,9	4,9	–
Translation differences	–	(0,3)	–	(0,3)	–
At 30 September 2003	–	2,3	38,0	40,3	(1,5)
Accumulated amortisation					
At 1 October 2002	–	1,5	22,8	24,3	(0,3)
Amortisation	–	0,5	5,3	5,8	(0,1)
Translation differences	–	(0,2)	–	(0,2)	–
At 30 September 2003	–	1,8	28,1	29,9	(0,4)
Carrying amount					
At 30 September 2003	–	0,5	9,9	10,4	(1,1)

* *Restated*

	2005 Rm	2004 Rm	2003 Rm
3. NON-CURRENT ASSETS			
Interest in non-consolidated subsidiary (refer note 27)	294,5	315,2	–
Other non-current assets	214,2	358,2	366,5
Listed investments at fair value@	–	0,2	0,1
Unlisted investments at fair value@	30,8	18,4	13,0
Non-current portion of preference shares @	99,8	246,9	246,9
Unlisted preference shares at amortised cost ^	246,9	246,9	246,9
Less Transferred to current assets	(147,1)	–	–
Guaranteed loan in respect of railway line~	10,1	9,1	13,1
Long-term loan >	71,7	81,3	91,5
Other non-current loans and deposits	1,8	2,3	1,9
	508,7	673,4	366,5
^ Preference shares			
The unlisted preference shares earn dividends at an average rate of 9,6% per annum (2004: 9,6% per annum; 2003: 9,7% per annum) and are redeemable at the option of the group as follows			
31 March 2004	–	–	48,9
30 September 2004	–	–	35,0
1 October 2005	32,5	31,7	31,7
2 October 2005	114,6	82,2	82,2
1 October 2006	49,0	49,1	49,1
1 April 2007	49,0	48,9	–
1 October 2007	1,8	35,0	–
	246,9	246,9	246,9

The investment in preference shares is encumbered as per note 10.
The company will redeem R147,1 million in 2006.

~ Guaranteed loan in respect of railway line
Amortised over the period of the loan by way of reduced payment to Spoornet for rail transport services.
The loan earns interest at prime less 4%. An amount of R5,4 million was reversed in the current year due to the proposed increase in usage.

> Long-term loan
The long-term loan is repayable in annual capital instalments of R10,2 million payable on 30 June each year, ending 30 June 2013 and bears interest at 13,5% per annum (2004: 13,8% per annum; 2003: 16,9% per annum).

Notes to the group financial statements continued

for the year ended 30 September 2005

	2005 Rm	2004 Rm	2003 Rm
3. NON-CURRENT ASSETS (continued)			
@Available-for-sale investments			
Investments at cost less amounts written off	99,8	247,0	247,0
Increases in fair value	30,8	18,5	13,0
Investments at fair value	130,6	265,5	260,0
Listed investments	–	0,2	0,1
Unlisted investments	30,8	18,4	13,0
Unlisted preference shares	99,8	246,9	246,9
Valuation of shares			
Directors' valuation of unlisted investments	130,6	265,3	259,9
Market value of listed investments	–	0,2	0,1
Total fair value	130,6	265,5	260,0
Classification of financial assets			
Available-for-sale	130,6	265,5	260,0
Originated loans and receivables	83,6	92,7	106,5
Available-for-sale asset (interest in non-consolidated subsidiary)	294,5	315,2	–
	508,7	673,4	366,5
4. INVESTMENT IN ASSOCIATES			
Investments at cost	3,7	13,0	13,0
Less: Disposals	(3,7)	–	–
	–	13,0	13,0
Share of retained profit	–	8,8	7,4
Beginning of the year	8,8	7,4	2,8
Increase for the year	(8,8)	9,3	4,6
– Profit for the year	1,4	10,9	5,9
– Dividends received	(10,2)	–	–
Other movements	–	(1,6)	(1,3)
Carrying value of associate transferred to investment in subsidiaries	–	(7,9)	–
Amount due to associate company	–	(14,0)	(4,0)
Carrying value including amount owing	–	7,8	16,4
Made up as follows:			
Investment in associates at carrying value			
Kgale Quarries (Ry) Limited		–	10,3
Sagment (Ry) Limited		21,6	10,0
Shaleje Services Trust		0,2	0,1
Amount owing to			
Sagment (Ry) Limited		(14,0)	(4,0)
		7,8	16,4

	2005 Rm	2004 Rm	2003 Rm
4. INVESTMENT IN ASSOCIATES (continued)			
Valuation of interest in associates			
Fair value of unlisted associates, including amount owing to, as determined by the directors	–	8,9	28,0
PPC portion of its associates' net assets, revenue and profit			
Property, plant and equipment, investments and cash		3,7	12,9
Total borrowings		1,7	2,0
Working capital		5,7	1,2
Revenue	47,4	54,1	47,6
Profit after tax	1,4	11,8	6,7
Refer to Annexure 1 for a detailed list of associates			
5. INVENTORIES			
Raw materials	53,6	45,6	67,4
Work in progress	31,7	30,8	25,7
Finished goods	54,0	55,5	51,0
Maintenance stores	83,2	82,7	92,7
	222,5	214,6	236,8
The value of inventories has been determined on the following cost formula bases			
First-in first-out	38,3	22,9	26,7
Weighted average	184,2	191,7	210,1
	222,5	214,6	236,8
Amount of inventory recognised as an expense during the year	1 520,9	1 636,1	1 470,5
Amount of writedown of inventory to net realisable value and losses of inventory	3,1	0,8	2,5
Reversal of previous inventory writedowns	7,9	–	–
No inventory has been pledged as security. During the year certain items of inventory were reclassified to property, plant and equipment.			

Notes to the group financial statements continued

for the year ended 30 September 2005

	2005 Rm	2004* Rm	2003* Rm
6. TRADE AND OTHER RECEIVABLES			
Trade receivables	454,1	400,8	351,4
Less: Impairment of trade receivables	(8,0)	(10,7)	(10,2)
Originated loans and receivables	446,1	390,1	341,2
Other receivables and prepayments	52,4	49,0	52,5
Dividends receivable	–	1,6	–
Derivative financial instruments (held for trading financial assets)	–	0,1	4,2
Tax prepaid	1,8	7,3	6,9
	500,3	448,1	404,8
No receivables have been pledged as security. Amounts due to the group should be settled within the normal credit terms of 30 to 60 days			
7. CASH AND CASH EQUIVALENTS			
Cash on deposit	591,5	948,0	903,6
Cash and cash equivalents are comprised as follows:			
South African rand	553,4	878,1	821,4
Foreign currencies	38,1	69,9	82,2
	591,5	948,0	903,6
There is a restriction on the ability to utilise that portion of cash of R26 million (2004: R23 million; 2003: R19 million) relating to the PPC Environmental Trust.			

* *Restated*

	2005 Rm	2004 Rm	2003 Rm
8. SHARE CAPITAL AND PREMIUM			
Authorised share capital			
60 000 000 ordinary shares of R1 each	60,0	60,0	60,0
Issued share capital			
53 750 139 ordinary shares in issue at the beginning of the year	53,7	53,7	53,7
11 100 (2004: 6 600; 2003: Nil) ordinary shares issued during the year	–	–	–
53 761 239 ordinary shares in issue at the end of the year	53,7	53,7	53,7
Share premium	813,9	812,8	812,1
Balance at the beginning of the year	812,8	812,1	812,1
Premium on shares issued	1,1	0,7	–
Total issued share capital and premium	867,6	866,5	865,8
Unissued shares			
Unissued share capital comprises 6 238 761 (2004: 6 249 861; 2003: 6 256 461) shares of R1 each.			
No shares are reserved to meet the requirements of the PPC 1985 Share Option Scheme (2004: 11 100; 2003: 17 700).			
PPC 1985 Share Option Scheme			
At 30 September 2005 no share options were held by directors and all options granted were exercised.			
Movement for the year (number of shares)			
Options unexercised at the beginning of the year	11 100	17 700	17 700
Less: Options exercised	11 100	6 600	–
Options unexercised at year-end	–	11 100	17 700
The scheme is now closed and no further options will be granted.			

Notes to the group financial statements continued

for the year ended 30 September 2005

	2005 Rm	2004* Rm	2003* Rm
9. DEFERRED TAX			
Movement of deferred tax			
Balance at the beginning of the year			
– deferred tax assets	18,7	16,0	12,1
– deferred tax liabilities	180,7	263,2	272,4
Net liability at the beginning of the year	162,0	247,2	260,3
Deconsolidation of subsidiary company	–	(66,2)	–
Charged directly in equity	1,9	0,8	0,1
Movement through income statement	0,3	(19,6)	(12,9)
Impact of change in tax rate	(5,5)	–	–
Translation differences	(0,6)	(0,2)	(0,3)
Net liability at the end of the year	158,1	162,0	247,2
– deferred tax assets	23,6	18,7	16,0
– deferred tax liabilities	181,7	180,7	263,2
Analysis of deferred tax by type of temporary difference			
Deferred tax assets			
Capital allowances	18,0	11,0	13,2
Provisions and other temporary differences	5,6	7,7	2,8
	23,6	18,7	16,0
Deferred tax liabilities			
Capital allowances	198,4	226,2	305,7
Provisions	(16,5)	(40,1)	(43,2)
Prepayments	0,8	2,3	0,5
Capital gains tax	3,1	1,5	0,5
Other temporary differences	(4,1)	(9,2)	(0,3)
	181,7	180,7	263,2
10. PROVISIONS AND NON-CURRENT LIABILITIES			
Interest-bearing	357,0	414,6	379,2
Less: Current portion repayable within one year (refer note 11)	159,9	21,3	12,6
	197,1	393,3	366,6
Non-interest-bearing	103,0	117,9	118,5
Non-current provisions (refer note 13)	101,9	117,9	117,7
Deferred income	1,1	–	0,8
Deferred tax liabilities (refer note 9)	181,7	180,7	263,2
Total non-current liabilities	481,8	691,9	748,3

* *Restated*

	2005 Rm	2004 Rm	2003 Rm
10. PROVISIONS AND NON-CURRENT LIABILITIES (continued)			
Assets encumbered are made up as follows:			
Property, plant and equipment (refer note 1)	240,5	242,7	202,0
Current investment in preference shares (refer note 3)	147,1	–	–
Non-current investment in preference shares (refer note 3)	99,8	246,9	246,9
	487,4	489,6	448,9
Secured debts	357,0	414,6	379,2
Secured loans	3,2	48,0	–
Liabilities under capitalised finance leases	353,8	366,6	379,2

Total owing 2005 Rm	Repayable during the year ending 30 September 2006 Rm	2007 Rm	2008 Rm	2009 Rm	2010 and onwards Rm	Total owing 2004 Rm	2003 Rm
357,0	159,9	114,1	15,0	13,3	54,7	414,6	379,2

Details of interest rates are set out in note 28.

	2005 Rm	2004 Rm	2003 Rm
11. SHORT-TERM BORROWINGS			
Short-term loans	0,2	–	0,1
Current portion of long-term interest-bearing liability (note 10)	159,9	21,3	12,6
	160,1	21,3	12,7
12. TRADE AND OTHER PAYABLES			
Trade and other payables	414,9	322,4	334,6
Fair value of derivatives	–	–	2,0
Liability on acquisition of Portland Holdings Limited	–	0,1	0,5
	414,9	322,5	337,1

Trade and other payables are payable within a 30 to 60-day period. The group's US dollar-denominated liability to former shareholders of Portland Holdings Limited, being claims outstanding in respect of the scheme of arrangement, is less than R0,1 million (2004: R0,1 million; 2003: R0,5 million). The liability is repayable in Zimbabwe dollars, at a fixed rate between the US dollar and Zimbabwe dollar at the date of acquisition.

Notes to the group financial statements continued

for the year ended 30 September 2005

	2005 Rm	2004* Rm	2003* Rm
13. PROVISIONS			
Non-current (refer note 10)	101,9	117,9	117,7
Current	10,8	9,8	8,1
	112,7	127,7	125,8

	Decommissioning and quarry rehabilitation Rm	Retirement and post-retirement benefits Rm	Total Rm
Movement of provisions			
2005			
Balance at the beginning of the year	105,4	22,3	127,7
Amounts added	0,8	2,2	3,0
Unwinding of discount	8,8	–	8,8
Amounts utilised	(0,4)	(8,2)	(8,6)
Amounts reversed unutilised	(18,2)	–	(18,2)
Balance at 30 September 2005	96,4	16,3	112,7
Incurred:			
Within one year	6,0	4,8	10,8
Between two to five years	1,3	0,2	1,5
More than five years	89,1	11,3	100,4
	96,4	16,3	112,7
Movement of provisions			
2004*			
Balance at the beginning of the year	102,2	23,6	125,8
Amounts added	0,9	6,6	7,5
Acquisition of subsidiary company	2,6	–	2,6
Unwinding of discount	7,4	–	7,4
Amounts utilised	–	(5,9)	(5,9)
Amounts reversed unutilised	(6,5)	(1,6)	(8,1)
Deconsolidation of subsidiary company	(1,2)	(0,4)	(1,6)
Balance at 30 September 2004	105,4	22,3	127,7
Incurred:			
Within one year	4,9	4,9	9,8
Between two to five years	18,3	16,1	34,4
More than five years	82,2	1,3	83,5
	105,4	22,3	127,7

* *Restated*

	Decom-missioning and quarry rehabilitation Rm	Retirement and post-retirement benefits Rm	Total Rm
13. PROVISIONS (continued)			
Movement of provisions			
2003*			
Balance at the beginning of the year	102,3	18,8	121,1
Amounts added	–	6,9	6,9
Unwinding of discount	2,6	–	2,6
Amounts utilised	–	(1,2)	(1,2)
Amounts reversed unutilised	–	(0,9)	(0,9)
Other movements	(2,7)	–	(2,7)
Balance at 30 September 2003	102,2	23,6	125,8
Incurred:			
Within one year	4,4	3,7	8,1
Between two to five years	19,3	1,3	20,6
More than five years	78,5	18,6	97,1
	102,2	23,6	125,8

Decommissioning and quarry rehabilitation

The provisions relate to factory decommissioning and quarry rehabilitation. The group is required to restore mine and processing sites at the end of their productive lives to an acceptable condition consistent with the group's environmental policies.

The expected cost of any committed decommissioning or restoration programme, discounted to its net present value, is provided at the beginning of each project.

Retirement and post-retirement benefits

Included in the above provisions are the following liabilities

Cement and Concrete Institute employees

The provision for post-retirement relates to PPC's proportionate share of the post-retirement healthcare liability for employees of the Cement and Concrete Institute. This amounted to R4,6 million (2004: R4,7 million; 2003: R3,5 million). This liability was last actuarially valued on 28 February 2005 and is due for valuation by February 2008. The liability has been determined using the projected unit credit method.

Corner House Pension Fund and Lime Acres continuation members

The provision for post-retirement relates to post-employment healthcare benefits in respect of certain Corner House Pension Fund and Lime Acres continuation members. This amounted to R9,6 million (2004: R9,0 million; 2003: R9,9 million). This liability was last actuarially valued on 30 June 2005 and is due for valuation by June 2006. The liability has been determined using the projected unit credit method.

Other post-retirement liabilities amounted to R2,1 million (2004: R8,6 million; 2003: R10,2 million).

* *Restated*

Notes to the group financial statements continued

for the year ended 30 September 2005

	Consolidated 2005 Rm	2004* Rm	2003* Rm
14. BUSINESS AND GEOGRAPHICAL SEGMENTS			
The primary segments have been determined on the basis by which the directors manage the business.			
The secondary segments have been determined by the geographical location of the businesses.			
Revenue			
South Africa	3 870,7	3 313,4	2 879,5
Other Africa	211,7	230,2	240,4
	4 082,4	3 543,6	3 119,9
Inter-segment revenue	(108,8)	(103,5)	(104,0)
Total revenue	3 973,6	3 440,1	3 015,9
Segment result			
Operating profit	1 511,9	1 172,8	863,4
Fair value (losses)/gains on financial instruments	(6,9)	0,2	6,5
Total segment result	1 505,0	1 173,0	869,9
By geographical region			
South Africa	1 479,1	1 132,5	841,8
Other Africa	25,9	40,5	28,1
Total segment result	1 505,0	1 173,0	869,9
Income from associates	1,4	10,9	5,9
Segment result including income from associates	1 506,4	1 183,9	875,8
Finance costs	63,6	58,5	56,1
Income from investments	84,0	100,6	126,4
Exceptional items	12,5	(0,3)	4,1
	1 539,3	1 225,7	950,2
Tax	582,4	438,3	325,1
Outside shareholders' interest	13,4	3,8	–
Net profit attributable to shareholders of PPC	943,5	783,6	625,1
Operating margin (%)	38,0#	34,1#	28,6#

* *Restated*

\# *Net of inter-segment revenue, transacted on an arm's length basis*

		Cement			Lime			Packaging	
	2005	2004*	2003*	2005	2004	2003	2005	2004*	2003*
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
	3 155,7	2 571,3	2 177,4	460,1	459,5	462,6	254,9	282,6	239,5
	211,7	230,2	240,4	–	–	–	–	–	–
	3 367,4	2 801,5	2 417,8	460,1	459,5	462,6	254,9	282,6	239,5
	1 375,0	1 041,1	738,6	103,1	101,9	98,8	33,8	29,8	26,0
	(6,3)	(0,2)	6,9	–	–	(0,1)	(0,6)	0,4	(0,3)
	1 368,7	1 040,9	745,5	103,1	101,9	98,7	33,2	30,2	25,7
	1 342,8	1 000,4	717,4	103,1	101,9	98,7	33,2	30,2	25,7
	25,9	40,5	28,1	–	–	–	–	–	–
	1 368,7	1 040,9	745,5	103,1	101,9	98,7	33,2	30,2	25,7
	1,4	10,8	5,9	–	0,1	–	–	–	–
	1 370,1	1 051,7	751,4	103,1	102,0	98,7	33,2	30,2	25,7
	40,8	37,2	30,5	22,4	22,2	21,4	13,3	10,5	10,9

Notes to the group financial statements continued

for the year ended 30 September 2005

		Consolidated	
	2005 Rm	2004* Rm	2003* Rm
14. BUSINESS AND GEOGRAPHICAL SEGMENTS (continued)			
Non-cash expenses per segment			
Depreciation			
South Africa	150,5	148,7	151,1
Other Africa	4,5	4,5	19,4
Total depreciation	155,0	153,2	170,5
Capital additions			
South Africa	173,5	78,2	161,4
Other Africa	3,3	2,1	2,9
Total capital additions	176,8	80,3	164,3
Segment assets			
South Africa	3 128,8	3 384,3	3 076,6
Other Africa	100,5	139,3	377,3
Total segment assets	3 229,3	3 523,6	3 453,9
Tax	1,8	7,3	6,9
Deferred tax assets	23,6	18,7	16,0
Consolidated total assets	3 254,7	3 549,6	3 476,8
Segment liabilities			
South Africa	501,4	421,6	406,7
Other Africa	27,3	28,6	57,0
Total segment liabilities	528,7	450,2	463,7
Interest-bearing liabilities	357,2	414,6	379,3
Deferred tax liabilities	181,7	180,7	263,2
Tax	160,2	165,9	240,4
Consolidated total liabilities	1 227,8	1 211,4	1 346,6

* *Restated*

	Cement			Lime			Packaging		
	2005	2004*	2003*	2005	2004	2003	2005	2004*	2003*
	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
	107,8	106,4	104,5	33,7	33,7	40,2	9,0	8,6	6,4
	4,5	4,5	19,4	–	–	–	–	–	–
	112,3	110,9	123,9	33,7	33,7	40,2	9,0	8,6	6,4
	144,2	61,8	102,7	22,8	10,8	29,3	6,5	5,6	29,4
	3,3	2,1	2,9	–	–	–	–	–	–
	147,5	63,9	105,6	22,8	10,8	29,3	6,5	5,6	29,4
	2 573,4	2 792,4	2 411,6	445,7	476,0	498,5	109,7	115,9	166,5
	100,5	139,3	377,3	–	–	–	–	–	–
	2 673,9	2 931,7	2 788,9	445,7	476,0	498,5	109,7	115,9	166,5
	388,2	320,8	293,9	65,7	69,1	69,8	47,5	31,7	43,0
	27,3	28,6	57,0	–	–	–	–	–	–
	415,5	349,4	350,9	65,7	69,1	69,8	47,5	31,7	43,0

Notes to the group financial statements continued

for the year ended 30 September 2005

	2005 Rm	2004* Rm	2003* Rm
15. OPERATING PROFIT			
Operating profit is arrived at after taking into account the items detailed below:			
Amortisation			
– negative goodwill (refer note 2)	–	(0,1)	(0,1)
– intangible assets (refer note 2)	3,5	4,0	5,8
	3,5	3,9	5,7
Depreciation (refer note 1):			
– Cost of sales	142,0	142,9	159,3
– Operating costs	13,0	10,3	11,2
	155,0	153,2	170,5
Distribution costs			
– Cost of sales	503,3	453,9	421,9
– Operating costs	7,3	7,0	5,5
	510,6	460,9	427,4
Operating lease charges			
– Land and buildings	3,7	4,7	3,3
– Plant, vehicles and equipment	2,9	1,3	1,0
	6,6	6,0	4,3
Exploration and research costs	0,3	0,7	2,4
Administration and management fees paid	4,3	2,7	3,8
Fees paid to holding company	26,0	24,2	23,4
Technical fees paid	5,4	2,0	2,7
Auditors' remuneration:			
– Audit fees (current year)	3,3	2,8	2,7
– Audit fees (prior year)	0,3	–	–
– Fees for other services	0,3	0,3	0,5
	3,9	3,1	3,2
Directors' remuneration (refer note 29)			
Executive directors			
Salary	4,2	4,5	3,9
Benefits	1,5	2,0	1,5
Bonuses	4,2	3,5	3,6
	9,9	10,0	9,0
Non-executive directors			
Fees	0,8	0,6	0,5
Total directors' emoluments before share options exercised	10,7	10,6	9,5
Share option gains in Barloworld Limited	0,5	1,4	0,1
Total directors' emoluments	11,2	12,0	9,6

* *Restated*

	2005 Rm	2004* Rm	2003* Rm
15. OPERATING PROFIT (continued)			
Benefits include company vehicles, share purchase trust loans, company contributions to retirement funds and medical aid.			
Bonuses are performance-related and are provided/disclosed in the year earned.			
Staff costs			
– South Africa	471,3	459,3	422,8
– Other Africa	12,6	10,0	14,2
	483,9	469,3	437,0
Retirement benefit contributions (refer note 26)	32,9	24,8	27,8
Loss/(profit) on disposal of plant and equipment and intangibles	1,2	(0,2)	(3,9)
16. FAIR VALUE (LOSSES)/GAINS ON FINANCIAL INSTRUMENTS			
(Losses)/gains on derivatives designated as economic hedging instruments	(1,2)	3,1	7,0
(Losses)/gains on translation of foreign currency monetary items	(5,7)	(2,9)	9,1
Losses on other foreign currency derivatives	–	–	(9,6)
	(6,9)	0,2	6,5
17. FINANCE COSTS			
Bank and other borrowings	8,2	3,0	2,8
Finance lease interest	46,6	48,1	41,2
Monetary loss on hyperinflation	–	–	9,5
Unwinding of discount on rehabilitation provisions	8,8	7,4	2,6
	63,6	58,5	56,1
18. INCOME FROM INVESTMENTS			
Dividends			
– Unlisted investments	30,2	27,0	28,4
Interest received:			
– On deposits	39,1	57,1	83,0
– Long-term loan	14,7	16,5	15,0
	84,0	100,6	126,4
19. EXCEPTIONAL ITEMS			
Reversal of negative goodwill	1,0	–	–
Impairment of plant and equipment	(2,5)	–	–
Impairment of intangibles	–	(2,8)	–
Reversal of impairment of financial asset	5,4	–	–
Profit on disposal of associate and investments	8,2	–	–
Profit on disposal of properties	0,4	2,5	4,1
Gross exceptional items	12,5	(0,3)	4,1
Tax – current	0,3	–	(0,1)
Net exceptional items	12,8	(0,3)	4,0

* *Restated*

Notes to the group financial statements continued

for the year ended 30 September 2005

	2005 Rm	2004* Rm	2003* Rm
20. TAX			
South African normal tax			
– current year	430,6	366,6	262,8
– prior year	(0,2)	(4,1)	0,8
	430,4	362,5	263,6
Foreign tax			
– current year	6,5	8,7	5,5
– prior year	–	–	(0,2)
	6,5	8,7	5,3
Deferred tax			
– current year	(3,1)	(20,1)	(6,6)
– prior year	–	1,9	–
– rate change	(5,5)	–	–
	(8,6)	(18,2)	(6,6)
Secondary tax on companies			
– current year	150,3	86,0	69,1
– deferred	3,4	(1,4)	(6,3)
	153,7	84,6	62,8
Capital gains tax – current	0,4	0,7	–
Tax attributable to the company and its subsidiaries	582,4	438,3	325,1
Incurred:			
– South Africa	575,9	429,6	319,8
– Other Africa	6,5	8,7	5,3
	582,4	438,3	325,1
	2005 %	**2004* %**	**2003* %**
Reconciliation of rate of tax			
Tax as a percentage of profit before tax (excluding prior year tax)	37,9	36,2	34,4
Adjustment due to the inclusion of dividend income	0,8	0,6	0,8
Effective rate of tax	38,7	36,8	35,2
Reduction in rate of tax	0,5	0,4	2,3
– permanent differences	0,2	–	2,2
– rate change adjustment	0,4	–	–
– exempt income	0,2	–	–
– foreign tax differential	(0,3)	0,4	0,1
Increase in rate of tax	(10,2)	(7,2)	(7,5)
– disallowable charges	(0,2)	(0,2)	(0,4)
– secondary tax on companies	(10,0)	(7,0)	(6,7)
– tax on foreign dividend received	–	–	(0,4)
South African normal tax rate	29,0	30,0	30,0

* *Restated*

	2005 Rm	2004* Rm	2003* Rm
20. TAX (continued)			
Group tax losses and STC credits at the end of the year, arising primarily from operating losses, allowable for tax:			
South African – unutilised STC credits	4,4	7,7	6,3
Foreign – tax losses	2,2	–	–
	6,6	7,7	6,3
Less: Utilised to reduce deferred tax or create deferred tax assets	4,4	7,7	6,3
Losses on which no deferred tax assets raised due to uncertainty regarding utilisation	2,2	–	–
21. NET PROFIT AND HEADLINE EARNINGS PER SHARE			
21.1 Fully converted weighted average number of shares			
Weighted average number of ordinary shares	53 760 692	53 745 198	53 743 539
Increase in number of shares as a result of unexercised options	–	4 967	2 105
Fully converted weighted average number of shares	53 760 692	53 750 165	53 745 644
Account is taken of the number of shares in issue for the period in which they are entitled to participate in the net profit of the group.			
21.2 Net profit per share (cents)	1 754,9	1 457,8	1 163,1
Calculated on net profit of R943,5 million (2004: R783,6 million; 2003: R625,1 million).			
Weighted average number of ordinary shares (refer note 21.1)	53 760 692	53 745 198	53 743 539
Net profit per share – diluted (cents)	1 754,9	1 457,6	1 163,0
Fully diluted weighted average number of shares (refer note 21.1)	53 760 692	53 750 165	53 745 644
21.3 Headline earnings per share (cents)	1 729,5	1 457,8	1 150,3
Calculated on headline earnings of R929,9 million (2004: R783,6 million; 2003: R618,2 million).			
Headline earnings is calculated as follows:			
Net profit attributable to shareholders (Rm)	943,5	783,6	625,1
Adjusted for (net of tax):			
Profit on disposal of properties, plant and equipment, investments and intangibles	(9,7)	(2,7)	(6,8)
Amortisation and reversal of negative goodwill	(1,0)	(0,1)	(0,1)
Impairment of plant, equipment and intangibles	2,5	2,8	–
Reversal of impairment of financial asset	(5,4)	–	–
Headline earnings	929,9	783,6	618,2
Weighted average number of ordinary shares (refer note 21.1)	53 760 692	53 745 198	53 743 539
Headline earnings per share – diluted (cents)	1 729,5	1 457,7	1 150,2
Fully converted weighted average number of ordinary shares	53 760 692	53 750 165	53 745 644

* *Restated*

Notes to the group financial statements continued

for the year ended 30 September 2005

	2005 Rm	2004* Rm	2003* Rm
22. DIVIDENDS			
Ordinary shares			
Final No 198 – 700 cents per share (2004: 550 cents; 2003: 400 cents)	376,3	295,6	215,0
Special No 199 – 1 400 cents per share (2004: 650 cents; 2003: 600 cents)	752,7	349,3	322,5
Interim No 200 – 260 cents per share (2004: 220 cents; 2003: 175 cents)	139,8	118,2	94,1
	1 268,8	763,1	631,6
Relief on payment to foreign shareholders	(0,2)	(26,5)	(30,7)
	1 268,6	736,6	600,9
On 8 November 2005 the directors declared dividend No 201 (final) of 840 cents per share and dividend No 202 (special) of 800 cents.			
These dividends will be paid to shareholders on Monday, 9 January 2006. These dividends are subject to approval by the shareholders at the annual general meeting and have not been included as a liability in these financial statements.			
In compliance with the requirements of the JSE Limited the following dates are applicable:			
Last day to trade cum dividend — Thursday, 29 December 2005			
Shares trade ex dividend — Friday, 30 December 2005			
Record date — Friday, 6 January 2006			
Payment date — Monday, 9 January 2006			
Shares certificates may not be dematerialised or rematerialised between Friday, 30 December 2005 and Friday, 6 January 2006, both days inclusive.			
Dividends per share (cents)			
Interim No 200 – declared 5 May 2005	260	220	175
Final No 201 – declared 8 November 2005	840	700	550
Special No 202 – declared 8 November 2005	800	1 400	650
	1 900	2 320	1 375
Secondary Tax on Companies (STC) is payable at a rate of 12,5% on the net dividend declared. The charge on the 2005 final and special dividends would approximate R110,2 million before STC input credits.			
23. ATTRIBUTABLE INTEREST IN SUBSIDIARIES			
Attributable interest in the aggregate amount of profits and losses of subsidiaries, after tax and outside shareholders' interest, including associates:			
Profits	163,6	192,2	200,0
Losses	3,9	–	3,4

* *Restated*

	2005 Rm	2004 Rm	2003 Rm
24. COMMITMENTS			
Capital expenditure commitments to be incurred:			
– Contracted	46,0	21,1	18,4
– Approved	1 433,4	31,1	6,1
	1 479,4	52,2	24,5

Commitments for capital expenditure are stated in current values which, together with expected price escalations, will be financed from:

1. Certain of the existing cash resources and cash generated from operations.
2. The undrawn portions of existing and arranged long-term liabilities within the accepted gearing of the group.

	2010 and thereafter Rm	2009 Rm	2008 Rm	2007 Rm	2006 Rm	Total 2005 Rm	Total 2004 Rm	Total 2003 Rm
Operating lease commitments								
Land and buildings	11,2	3,5	3,3	3,5	3,5	25,0	29,0	0,5
Motor vehicles	–	–	–	0,1	0,4	0,5	3,5	2,7
Other	0,3	0,7	1,0	1,1	1,2	4,3	1,9	3,2
	11,5	4,2	4,3	4,7	5,1	29,8	34,4	6,4
Finance lease commitments								
Plant	73,2	22,5	26,0	126,9	187,0	435,6	489,3	520,2
Less: Future finance charges						81,8	122,7	141,0
Present value of external lease obligations						353,8	366,6	379,2
25. CONTINGENT LIABILITIES								
Guarantees for loans, banking facilities and other obligations to third parties						7,1	6,9	6,7

Secondary Tax on Companies is payable on dividends declared at a rate of 12,5%.
Litigation, current or pending, is not considered likely to have a material adverse effect on the group.

Notes to the group financial statements continued

for the year ended 30 September 2005

26. RETIREMENT BENEFIT INFORMATION

It is the policy of the group to encourage, facilitate and contribute to the provision of retirement benefits for all permanent employees. To this end, the group's permanent employees are usually required to be members of either a pension or provident fund, depending on local legal requirements.

All employees belong to one of seven defined contribution retirement funds. Group employment is a prerequisite for membership of these funds.

The local funds are subject to the provisions of the Pension Funds Act of 1956. The list of retirement funds at 30 September 2005, is as follows:

- Pretoria Portland Cement Defined Contribution Pension Fund
- Pretoria Portland Cement Defined Contribution Provident Fund
- PPC Negotiated Provident Fund
- PPC Lime Employees' Provident Fund
- BANP Provident Fund
- PPC Eastern Cape Provident Fund
- PPC Western Cape Provident Fund

Historically, qualifying employees were granted certain post-retirement medical benefits. The obligation for the employer to pay medical aid contributions after retirement is no longer part of the conditions of employment for new employees. A number of pensioners and employees in the group remain entitled to this benefit, the cost of which has been fully provided as indicated in note 13.

Defined contribution plan

The total cost charged to the income statement of R32,8 million (2004: R24,7 million; 2003: R27,6 million) represents contributions payable to these schemes by the group at rates specified in the rules of the schemes. At 30 September 2005, all contributions due in respect of the current reporting period had been paid over to the schemes.

Defined benefit plan

During the current year the active members of the defined benefit section of the PPC Retirement Fund were transferred to the PPC Defined Contribution Pension Fund and the PPC Defined Contribution Provident Fund.

	2004 Rm	2003 Rm
Number of members		
Active	10	11
Pensioners	254	257
Key assumptions used:	%	%
Discount rate	11,0	11,5
Expected return on plan assets	11,0	11,5
Rate of increase in future compensation levels	7,5	8,0

	2004 Rm	2003 Rm
26. RETIREMENT BENEFIT INFORMATION (continued)		
Funded status		
The funded status of the defined benefit plan at 28 February was as follows:		
Unrecognised asset at the beginning of the period	14,3	17,3
Unrecognised actuarial loss for the period	(10,9)	(27,8)
Funded status at the end of the period	3,4	(10,5)
Made up as follows:	3,4	(10,5)
Fair value of plan assets	42,3	28,3
Present value of funded obligation	(38,9)	(38,8)
Amounts recognised in respect of these schemes are as follows:		
Current service cost	0,3	0,3
Less: Employee contributions	(0,1)	(0,1)
Current service cost	0,2	0,2
Interest costs	4,0	11,6
Expected return on plan assets	(2,9)	(13,5)
	1,3	(1,7)
Less: Curtailment and settlement	(1,2)	1,9
	0,1	0,2

27. CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The annual financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) on a basis consistent with the prior year except for the adoption of the following new or revised standards:

Summary of new or revised standards

Standard	Revised/ new	Description	2006 adoption	Retro-spective change	2005 Changes	2004 Changes	2003 Changes	Impact
IFRS 2	New	Share-based Payment						
IFRS 3	New	Business Combinations		x		x	x	n/a
IFRS 4	New	Insurance Contracts		x	x	x	x	n/a
IAS 8	Revised	Accounting Policies, Changes in Accounting Estimates and Errors						
IAS 16	Revised	Property, Plant and Equipment						Refer note 27.2
IAS 27	Revised	Consolidated and Separate Financial Statements						
IAS 36	Revised	Impairment of Assets		x	x	x	x	n/a
IAS 38	Revised	Intangible Assets		x	x	x	x	n/a
IFRIC 1	New	Changes in Existing Decommissioning, Restoration and Similar Liabilities						Refer note 27.1

– Future adoption or current adoption with impact on results

x – No impact on results

Notes to the group financial statements continued

for the year ended 30 September 2005

27. CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

27.1 Decommissioning and quarry rehabilitation

Until September 2004, the movement in the provision for the decommissioning and quarry rehabilitation was expensed through the income statement. Subsequent to that date, changes in the estimated timing or amount of the payments or changes in the discount rate are taken into account at the determination of the existing decommissioning and quarry provision as well as the related adjustment to the respective asset. If the decrease in the liability exceeds the carrying amount of the underlying asset, or no asset was recognised, the differential is recognised immediately in the income statement.

The effect of the changes noted above are detailed below:

	Gross Rm	Tax Rm	Net Rm
Restatement of 2004 earnings	(1,4)	0,4	(1,0)
Restatement of 2003 earnings	(2,0)	0,6	(1,4)
Adjustment to closing earnings – 2002	(2,6)	0,7	(1,9)

27.2 Property, plant and equipment

In calculating its depreciation charge, an entity reduces the depreciable amount of an asset by its residual value. Previously under IFRS the estimated residual value was fixed on recognition of the asset and was not subject to reassessment. The revised IAS 16 requires that the residual value of the assets should be reassessed at each balance sheet date. Annual increases in asset values result in annual upward adjustments of residual values. The continuous reassessment of residual values typically leads to a reduction in depreciation charges, and depreciation charges cease when the carrying value of an asset equals the residual value.

With respect to the buildings' carrying values that were previously fully depreciated, they are now reinstated to reflect the applicable residual value. Where buildings are not fully depreciated, there has generally been a reduction in depreciation as residual values are reassessed. The depreciation previously recognised in the income statement has accordingly been reversed or reduced, resulting in a corresponding increase in equity.

The effect of the changes noted above are detailed below:

	Gross Rm	Tax Rm	Net Rm
Restatement of 2004 earnings	(2,7)	0,9	(1,8)
Restatement of 2003 earnings	(0,9)	0,3	(0,6)
Adjustment to closing earnings – 2002	(4,4)	1,3	(3,1)

27. CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)

27.3 Aggregate effect of prior year restatement

The aggregate effect of the above restatements on the annual financial statements for the years ended 30 September 2004 and 2003 respectively are as follows

	Reported Rm	Adjustment Rm	Restated Rm
2004 earnings			
Net profit before tax	1 229,8	(4,1)	1 225,7
Tax	439,6	(1,3)	438,3
Net profit after tax	790,2	(2,8)	787,4
Balance sheet 2004			
Property, plant and equipment	1 239,7	(14,9)	1 224,8
Deferred tax liability	184,9	(4,2)	180,7
Non-interest-bearing liabilities	118,8	(0,9)	117,9
2003 earnings			
Net profit before tax	953,1	(2,9)	950,2
Tax	326,0	(0,9)	325,1
Net profit after tax	627,1	(2,0)	625,1
Retained profit – 2002	1 339,8	(5,0)	1 334,8
Balance sheet 2003			
Property, plant and equipment	1 533,2	(9,8)	1 523,4
Deferred tax liability	266,1	(2,9)	263,2
Non-interest-bearing liabilities	118,5	–	118,5

27.4 Non-consolidation of Portland Holdings Limited (Porthold)

The results of Porthold, a wholly owned Zimbabwean subsidiary, have in terms of the exclusions contained in IAS 27 (Consolidated Financial Statements and Accounting for Investments in Subsidiaries) not been consolidated into the group at 30 September 2005 and 30 September 2004.

The circumstances in Zimbabwe are such that there are severe restrictions placed on our ability to access foreign currency and remit funds. This fact, together with the significant constraints impacting on the normal operation of Porthold, has resulted in the PPC board concluding that management does not have the ability to exercise effective control over the business. In view of the circumstances, the results of Porthold have continued to be excluded from the group results in the current year and have been accounted for on a fair value investment basis.

Notes to the group financial statements continued

for the year ended 30 September 2005

	2005 Rm	2004* Rm	2003 Rm
27. CHANGES IN ACCOUNTING POLICY AND DISCLOSURES (continued)			
27.4 Non-consolidation of Portland Holdings Limited (Porthold) (continued)			
The summarised results of Porthold, adjusted for hyperinflation and converted back to rands were:			
Income statement			
Revenue	120,9	98,3	49,1
Operating (loss)/profit	(5,2)	(3,1)	0,6
Loss before tax	(6,9)	(1,3)	(0,4)
Tax	4,9	3,1	3,0
Net loss after tax	(11,8)	(4,4)	(3,4)
Balance sheet			
Total assets	406,8	438,6	246,2
Total liabilities	137,8	143,8	81,6
Exchange rate (Z$: Rand)	6 375	1 500	770
Movement in inflation index for the year (%)	322	363	534

The effect of not consolidating Porthold was to increase headline earnings per share for the year by 22 cents (2004: increase by 14 cents) from 1 707,5 cents to 1 729,5 cents.

* *Restated for the effects of applying hyperinflationary accounting*

28. FINANCIAL RISK MANAGEMENT

The group's financial instruments consist mainly of deposits with banks, local money market instruments, accounts receivable and payable, and leases.

In respect of all financial instruments mentioned above, book value approximates fair value.

Derivative instruments are used by the group for hedging purposes. Such instruments used by the group are forward exchange contracts and fixed-interest rate agreements. The group does not speculate in the trading of derivative instruments.

Treasury risk management

The Barloworld finance committee, consisting of senior executives of Barloworld and PPC, meets on a regular basis to analyse currency and interest rate exposure and to re-evaluate treasury management strategies against revised economic forecasts.

The Barloworld group's various treasury operations provide the group with access to local money markets and provide group subsidiaries with the benefit of bulk financing and depositing.

Foreign currency management

Loans

In terms of group policy, all material foreign loans are covered under forward exchange contracts (except where a natural hedge against underlying assets exists).

28. FINANCIAL RISK MANAGEMENT (continued)

Trade exposure

The group's policy is to cover forward all trade commitments. Each division manages its own trade exposure.

All forward currency exchange contracts are valued at fair value with the resultant gain or loss (with the exception of effective cash flow hedges) recognised against income. The gains or losses on effective cash flow hedges are recorded directly in equity and transferred to income when the hedged transaction affects income or are included in the initial measurement of the acquisition cost of the hedged assets or liabilities.

The amounts below represent the net rand equivalents of commitments to purchase and sell foreign currencies.

The contracts will be utilised during the next twelve months. Accordingly, the average rates shown include the cost of forward cover for periods up to twelve months. Details of these contracts are as follows:

	Foreign amount			Average rate			Rand amount		
	2005	2004	2003	2005	2004	2003	2005	2004	2003
Foreign currency									
Trade									
Sold:									
US dollars	0,9	–	6,9	6,41	–	7,53	5,5	–	52,2
Bought:									
Danish krone	0,8	0,4	0,6	1,07	1,11	1,14	0,8	0,4	0,7
Euro	1,7	0,9	0,1	8,00	8,26	9,20	13,8	7,4	0,6

Interest rate management

As part of the process of managing the group's fixed and floating rate borrowings mix, the interest rate characteristics of new borrowings and the refinancing of existing borrowings are positioned according to expected movements in interest rates. The interest rate profile of total borrowings is as follows:

Description	Year of repayment	2005 Rm	2004 Rm	2003 Rm
Liabilities in foreign currencies				
Unsecured loans – Zimbabwean dollar		–	–	0,1
SA rand liabilities				
Secured loans	2005–2013	357,0	414,6	379,2
		357,0	414,6	379,3

All the above loans are at fixed rates of interest.

The South African finance leases bear interest at rates varying between 12,5% and 13,5% per annum. The weighted average interest rate paid for the 2005 financial year was 12,8% (2004: 13,0%; 2003: 12,6%).

Maturity profile of financial instruments

The maturity profile of the financial instruments are summarised as follows:

	< 1 year Rm	2–4 years Rm	> 4 years Rm	Total Rm
Financial assets				
Cash and cash equivalents	591,5	–	–	591,5
Trade and other receivables	500,3	–	–	500,3
Long-term loan	10,2	30,6	30,9	71,7
Financial liabilities				
Interest-bearing liabilities	160,1	142,4	54,7	357,2
Trade and other payables	414,9	–	–	414,9

Notes to the group financial statements continued

for the year ended 30 September 2005

28. FINANCIAL RISK MANAGEMENT (continued)

Fair value of financial assets and liabilities

Certain financial assets and liabilities, which are accounted for at historical cost, may differ from their fair value. The estimated fair values have been determined using available market information and approximate valuation methodologies, as detailed below.

	Book value 2005 Rm	Fair value 2005 Rm
Financial assets		
Cash and cash equivalents	591,5	591,5
Trade and other receivables	500,3	500,3
Long-term loan	71,7	96,2
Financial liabilities		
Interest-bearing	357,2	362,0
Trade and other payables	414,9	414,9

The following methods and assumptions were used by the group in determining fair values:

Financial assets

The book value of cash and cash equivalents, trade and other receivables approximates the fair value.

Unlisted investments are carried at fair value determined on a dividend yield basis. In the current year a yield of five times dividend was applied.

Listed investments are carried at the ruling market price on 30 September.

The fair value of the long-term loan receivable is calculated by discounting future cash flows at the prevailing yield curve for the duration of the loan.

Financial liabilities

The book value of short-term borrowings and trade and other payables approximates the fair value.

The fair value of non-current borrowings is calculated by discounting cash flow analyses, using the applicable yield curve for the duration of the borrowings.

Credit risk management

Potential areas of credit risk consist of trade accounts receivable and short-term cash investments.

Trade accounts receivable consist mainly of a large, widespread customer base. Group companies monitor the financial position of their customers on an ongoing basis. Where considered appropriate, use is made of credit guarantee insurance. The granting of credit is controlled by application and account limits. Provision is made for specific bad debts, and at the year-end management did not consider there to be any material credit risk exposure that was not already covered by credit guarantee or a bad debt provision.

	2005 %	2004 %	2003 %
28. FINANCIAL RISK MANAGEMENT (continued)			
The following table highlights the split of credit exposure:			
Per industry			
Wholesale/retail	45	48	51
Concrete product manufacturers	16	11	13
Construction	13	13	12
Steel and alloys	8	9	9
Readymix	10	7	7
Other industries with less than 5% exposure	8	12	8
	100	100	100
Per geographical segment			
South Africa	96	87	83
Other Africa	4	13	17
	100	100	100

Liquidity risk management

The group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate unutilised borrowing facilities are maintained.

The company's borrowing powers are unlimited.

The group does not have any other material financial instruments that are not based in the currency in which the entity operates.

Notes to the group financial statements continued

for the year ended 30 September 2005

29. DIRECTORS' REMUNERATION AND INTEREST

The directors' remuneration for the year ended 30 September 2005 was as follows:

Name	Salary R000	Incentive bonus R000	Retirement and medical contributions R000	Barloworld share options exercised/ceded R000	Car allowances R000	Other benefits R000	Total R000
Executive directors							
J E Gomersall*	551	750	88	–	36	78	1 503
O Fenn	1 046	1 026	189	–	212	10	2 483
S Abdul Kader (appointed 5 May 2005)^	624	623	68	–	98	–	1 413
R J Burn (resigned 5 May 2005)	65	184	11	–	17	–	277
R H Dent	945	766	174	–	205	4	2 094
P Esterhuysen	930	810	175	540	205	4	2 664
	4 161	4 159	705	540	773	96	10 434

^ *Previously appointed as alternate director from November 2004 to May 2005.*

Name	Fees R000	Audit committee R000	Risk management and compliance committee R000	Nominations committee R000	Remuneration committee R000	Other benefits R000	Total R000
Non-executive directors							
WAM Clewlow	85	25	–	6	6	–	122
A J Lamprecht	85	–	–	–	–	–	85
A J Phillips	130	–	20	6	6	–	162
M J Shaw	85	35	20	6	6	–	152
J Shibambo (appointed 5 May 2005)	35	6	–	–	–	–	41
E P Theron	85	–	–	6	6	–	97
C B Thomson	85	25	–	–	–	–	110
	590	91	40	24	24	–	769
Total							11 203

Name	Salary R000	Incentive bonus R000	Retirement and medical contributions R000	Barloworld share options exercised/ceded R000	Car allowances R000	Other benefits R000	Total R000
* In addition, the following remuneration was received from the Barloworld group	1 439	1 250	393	–	78	151	3 311

29. DIRECTORS' REMUNERATION AND INTEREST (continued)

The directors' remuneration for the year ended 30 September 2004 was as follows:

Name	Salary R000	Incentive bonus R000	Retirement and medical contributions R000	Barloworld share options exercised/ceded R000	Car allowances R000	Other benefits R000	Total R000
Executive directors							
JE Gomersall*	483	600	82	–	34	79	1 278
RJ Blackbeard							
(resigned 30 June 2004)	924	769	179	–	157	1	2 030
RJ Burn	790	590	133	–	194	6	1 713
RH Dent	790	643	164	–	194	2	1 793
P Esterhuysen							
(appointed 1 December 2003)	736	541	144	965	162	3	2 551
O Fenn							
(appointed 5 March 2004)	554	389	104	393	113	4	1 557
FG Nelson							
(resigned 31 December 2003)	234	–	44	–	48	130	456
	4 511	3 532	850	1 358	902	225	11 378

Name	Fees R000	Audit committee R000	Compliance committee R000	Nominations committee R000	Remuneration committee R000	Other benefits R000	Total R000
Non-executive directors							
WAM Clewlow	103	23	–	5	5	–	136
RKJ Chambers							
(retired 26 January 2004)	27	7	6	2	2	–	44
AJ Lamprecht	80	–	–	–	–	–	80
AJ Phillips	97	13	8	2	5	–	125
MJ Shaw	80	23	18	5	2	–	128
EP Theron	80	–	–	5	2	–	87
CB Thomson							
(appointed 5 May 2004)	33	9	–	–	–	–	42
	500	75	32	19	16	–	642
Total							12 020

Name	Salary R000	Incentive bonus R000	Retirement and medical contributions R000	Barloworld share options exercised/ceded R000	Car allowances R000	Other benefits R000	Total R000
* In addition, the following remuneration was received from the Barloworld group	1 368	1 325	357	1 125	80	66	4 321

Notes to the group financial statements continued

for the year ended 30 September 2005

29. DIRECTORS' REMUNERATION AND INTEREST (continued)

The directors' remuneration for the year ended 30 September 2003 was as follows:

Name	Salary R000	Incentive bonus R000	Retirement and medical contributions R000	Barloworld share options exercised/ceded R000	Other benefits R000	Total R000
Executive directors						
JE Gomersall	478	500	78	–	51	1 107
PJ Blackbeard	1 210	1 059	206	–	203	2 678
RJ Burn	688	663	113	–	183	1 647
RH Dent	696	626	134	–	171	1 627
PG Nelson	852	789	153	132	173	2 099
	3 924	3 637	684	132	781	9 158

Name	Fees R000	Audit committee R000	Compliance committee R000	Nominations committee R000	Remuneration committee R000	Total R000
Non-executive directors						
WAM Clewlow	100	15	–	4	4	123
DC Arnold (retired 31 March 2003)	25	8	8	–	–	41
RKJ Chambers	50	15	15	4	4	88
AJ Lamprecht	50	–	–	–	–	50
AJ Phillips	50	15	–	–	4	69
MJ Shaw	50	15	8	4	–	77
EP Theron	50	–	–	4	–	54
	375	68	31	16	12	502
Total						9 660

29. DIRECTORS' REMUNERATION AND INTEREST (continued)

Share options gains in Barloworld Limited	2005 Options exercised/ ceded	2005 Option price R	2005 Gain Rm	2004 Gain Rm	2003 Gain Rm
Executive directors	8 334	41,20	0,5	1,4	0,1

Interest of directors in contracts

The directors have certified that they were not materially interested in any transaction of any significance with the company or any of its subsidiaries. Accordingly, a conflict of interest with regard to directors' interest in contracts does not exist.

Interest of directors of the company in share capital

The aggregate beneficial holdings as at 30 September 2005 of the directors of the company and their immediate families (none of which has a holding in excess of 1%) in the issued ordinary shares of the company are detailed below. There have been no material changes in these shareholdings since that date.

	2005		2004		2003	
	Direct	Indirect	Direct	Indirect	Direct	Indirect
Executive director						
RH Dent	26 535	–	26 535	–	26 535	–

A register detailing directors' and officers' interests in the company is available for inspection at the company's registered office.
Refer to note 8 for information regarding the unexercised options granted to directors and executives.

Notes to the group financial statements continued

for the year ended 30 September 2005

29. DIRECTORS' REMUNERATION AND INTEREST (continued)

The interests of the executive and non-executive directors of Pretoria Portland Cement Company Limited, in the shares of Barloworld Limited, provided in the form of options, are shown in the table below:

	Number of options as at 30 Sept 2003	Number of options granted during the year	Number of options exercised/ ceded during the year	Directors who retired during the year	Number of options as at 30 Sept 2004
RJ Burn	10 000	–	–	–	10 00
	7 667	–	–	–	7 667
	10 000	–	–	–	10 000
	6 000	–	–	–	6 000
	7 500	–	–	–	7 500
		10 000	–	–	10 000
RH Dent	20 000	–	–	–	20 000
	12 000	–	–	–	12 000
	6 000	–	–	–	6 000
	8 000	–	–	–	8 000
	9 000	–	–	–	9 000
	7 500	–	–	–	7 500
		10 000	–	–	10 000
P Esterhuysen	27 000	–	(27 000)	–	–
	10 000	–	(10 000)	–	–
	10 000	–	–	–	10 000
	5 000	–	–	–	5 000
	10 000	–	–	–	10 000
		10 000	–	–	10 000
O Fenn	15 000	–	(10 000)	–	5 000
	12 000	–	–	–	12 000
	10 000	–	–	–	10 000
		20 000	–	–	20 000
JE Gomersall	50 000	–	(50 000)	–	–
	40 000	–	–	–	40 000
	35 000	–	–	–	35 000
	30 000	–	–	–	30 000
	35 000	–	–	–	35 000
		35 000	–	–	35 000
AJ Lamprecht	10 000	–	(10 000)	–	–
	20 000	–	(10 000)	–	10 000
	25 000	–	(8 000)	–	17 000
	35 000	–	–	–	35 000
		35 000	–	–	35 000
AJ Phillips	13 400	–	–	–	13 400
	50 000	–	–	–	50 000
	40 000	–	–	–	40 000
	50 000	–	–	–	50 000
		50 000	–	–	50 000
CB Thomson	20 000	–	(20 000)	–	–
	25 000	–	–	–	25 000
	19 000	–	–	–	19 000
	15 000	–	–	–	15 000
	17 500	–	–	–	17 500
	35 000	–	–	–	35 000
		35 000	–	–	35 000
	767 567	205 000	(145 000)	–	827 567

Number of options granted during the year	Number of options exercised/ ceded during the year	Directors who retired/ resigned during the year	Number of options as at 30 Sept 2005	Option price	Date from which exercisable	Expiry date
–	(10 000)	–	–	41,00	01-04-2001	01-04-2008
–	(7 667)	–	–	23,25	01-09-2001	01-09-2008
–	(6 667)	(3 333)	–	36,70	29-05-2003	29-05-2010
–	(2 000)	(4 000)	–	45,70	25-09-2004	25-09-2011
–	–	(7 500)	–	47,50	01-04-2006	01-04-2013
–	–	(10 000)	–	67,80	26-05-2007	26-05-2010
–	–	–	20 000	47,65	13-06-2000	13-06-2007
–	–	–	12 000	41,00	01-04-2001	01-04-2008
–	–	–	6 000	23,25	01-09-2001	01-09-2008
–	–	–	8 000	36,70	29-05-2003	29-05-2010
–	–	–	9 000	45,70	25-09-2004	25-09-2011
–	–	–	7 500	47,50	01-04-2006	01-04-2013
–	–	–	10 000	67,80	26-05-2007	26-05-2010
–	–	–	–	47,65	13-06-2000	13-06-2007
–	–	–	–	41,00	01-04-2001	01-04-2008
–	(6 667)	–	3 333	36,70	29-05-2003	29-05-2010
–	(1 667)	–	3 333	45,70	25-09-2004	25-09-2011
–	–	–	10 000	47,50	01-04-2006	01-04-2013
–	–	–	10 000	67,80	26-05-2007	26-05-2010
–	–	–	5 000	36,70	29-05-2003	29-05-2010
–	–	–	12 000	45,70	25-09-2004	25-09-2011
–	–	–	10 000	47,50	01-04-2006	01-04-2013
–	–	–	20 000	67,80	26-05-2007	26-05-2010
–	–	–	–	44,50	16-02-2001	16-02-2008
–	–	–	40 000	23,25	01-09-2001	01-09-2008
–	–	–	35 000	36,70	29-05-2003	29-05-2010
–	–	–	30 000	45,70	25-09-2004	25-09-2011
–	–	–	35 000	47,50	01-04-2006	01-04-2013
–	–	–	35 000	67,80	26-05-2007	26-05-2010
–	–	–	–	23,25	01-09-2001	01-09-2008
–	(10 000)	–	–	36,70	29-05-2003	29-05-2010
–	–	–	17 000	45,70	25-09-2004	25-09-2011
–	–	–	35 000	47,50	01-04-2006	01-04-2013
–	–	–	35 000	67,80	26-05-2007	26-05-2010
–	(13 400)	–	–	23,25	01-09-2001	01-09-2008
–	(50 000)	–	–	36,70	29-05-2003	29-05-2010
–	(13 333)	–	26 667	45,70	25-09-2004	25-09-2011
–	–	–	50 000	47,50	01-04-2006	01-04-2013
–	–	–	50 000	67,80	26-05-2007	26-05-2010
–	–	–	–	46,00	06-03-2000	06-03-2007
–	(25 000)	–	–	41,00	01-04-2001	01-04-2008
–	–	–	19 000	23,25	01-09-2001	01-09-2008
–	–	–	15 000	36,70	29-05-2003	29-05-2010
–	–	–	17 500	45,70	25-09-2004	25-09-2011
–	–	–	35 000	47,50	01-04-2006	01-04-2013
–	–	–	35 000	67,80	26-05-2007	26-05-2010
–	(146 401)	(24 833)	656 333			

Notes to the group financial statements continued

for the year ended 30 September 2005

30. RELATED PARTY TRANSACTIONS

Various transactions are entered into by the company and its subsidiaries during the year with related parties. Unless specifically disclosed, these transactions occurred under terms that are no less favourable than those entered into with third parties. Intra-group transactions are eliminated on consolidation.

The following is a summary of transactions with related parties during the year and balances due at year-end:

Rm	Parent company of reporting entity	Joint control or significant influence holders in the group	Fellow subsidiaries of reporting entity	Associates of the group
2005				
Goods and services sold				
Barloworld Logistics (Pty) Limited	–	–	(1,4)	–
Amanzi Lime Services (Pty) Limited	–	–	–	(13,3)
	–	–	(1,4)	(13,3)
Goods and services purchased				
Barloworld Limited (information services)	9,0	–	–	–
Barloworld Limited (franchise fees)	15,6	–	–	–
Barloworld Logistics (Pty) Limited	–	–	443,6	–
Barloworld Motor	–	–	3,9	–
Barloworld Air (Pty) Limited	–	–	0,5	–
Barloworld Limited (internal audit)	2,4	–	–	–
Barloworld Limited (other)	5,0	–	–	–
Barloworld Optimus (Pty) Limited	–	–	16,0	–
Barloworld Handling	–	–	1,3	–
Barloworld Equipment (Pty) Limited	–	–	33,3	–
Avis Southern Africa	–	–	0,8	–
	32,0	–	499,4	–
Leasing, finance arrangements and other transactions with related parties				
Barloworld Limited	2,5	–	–	–
Barloworld Capital (Pty) Limited	–	–	(18,5)	–
Barloworld Logistics (Pty) Limited	–	–	0,7	–
Barloworld Handling	–	–	0,2	–
Avis Southern Africa	–	–	0,3	–
	2,5	–	(17,3)	–
Amounts due (to)/from as at the end of the year				
Amount owing to Barloworld Logistics (Pty) Limited. Arm's length trading credit terms with no guarantees provided	–	–	(46,5)	–
Barloworld Limited current OGA account, unsecured, payable 25 October 2005	(7,1)	–	–	–
Amount owing from Barloworld Capital (Pty) Limited. Arm's length with normal terms	–	–	302,3	–
Barloworld Optimus (Pty) Limited	–	–	(0,1)	–
Barloworld Logistics (Pty) Limited current loan	–	–	(0,1)	–
Barloworld Equipment (Pty) Limited	–	–	(0,1)	–
	(7,1)	–	255,5	–

30. RELATED PARTY TRANSACTIONS (continued)

Rm	Parent company of reporting entity	Joint control or significant influence holders in the group	Fellow subsidiaries of reporting entity	Associates of the group
2004				
Goods and services sold				
Barloworld Logistics (Pty) Limited	–	–	(2,8)	–
Barloworld Limited	(44,3)	–	–	–
Amanzi Lime Services (Pty) Limited	–	–	–	(20,7)
	(44,3)	–	(2,8)	(20,7)
Goods and services purchased				
Barloworld Equipment (Pty) Limited	–	–	8,4	–
Barloworld Limited (franchise fees)	14,7	–	–	–
Barloworld Logistics (Pty) Limited	–	–	332,6	–
Avis Southern Africa	–	–	0,7	–
Barloworld Global Management Services (Pty) Limited	–	–	2,7	–
Barloworld Limited (internal audit)	1,4	–	–	–
Barloworld Limited (OGA)	26,1	–	–	–
Barloworld Limited (business information systems)	16,3	–	–	–
Barloworld Optimus (Pty) Limited	–	–	3,4	–
Barloworld Motor Botswana	–	–	0,5	–
	58,5	–	348,3	–
Leasing, finance arrangements and other transactions with related parties				
Avis Southern Africa	–	–	0,3	–
Barloworld Handling	–	–	0,6	–
Barloworld Logistics (Pty) Limited	–	–	0,5	–
	–	–	1,4	–
Amounts due (to)/from as at the end of the year				
Amount owing to Barloworld Logistics (Pty) Limited. Arm's length trading credit terms with no guarantees provided	–	–	(31,3)	–
Barloworld Limited current OGA account, unsecured, payable 25 October 2004	(6,6)	–	–	–
Barloworld Logistics (Pty) Limited, unsecured	–	–	1,4	–
Amanzi Lime Services (Pty) Limited, 30 days from statement, unsecured	–	–	–	2,3
Barloworld Logistics (Pty) Limited	–	–	(0,1)	–
	(6,6)	–	(30,0)	2,3

Notes to the group financial statements continued

for the year ended 30 September 2005

30. RELATED PARTY TRANSACTIONS (continued)

Rm	Parent company of reporting entity	Joint control or significant influence holders in the group	Fellow subsidiaries of reporting entity	Associates of the group
2003				
Goods and services sold				
Barloworld Logistics (Pty) Limited	–	–	(6,3)	–
Barloworld Limited (interest received on call funds)	(65,3)	–	–	–
Amanzi Lime Services (Pty) Limited	–	–	–	(28,6)
	(65,3)	–	(6,3)	(28,6)
Goods and services purchased				
Barloworld Equipment (Pty) Limited	–	–	33,4	–
Barloworld Limited (franchise fees)	14,6	–	–	–
Barloworld Logistics (Pty) Limited	–	–	114,1	–
Barloworld Limited (internal audit)	1,0	–	–	–
Barloworld Limited (business information systems)	14,3	–	–	–
Barloworld Limited (OGA)	21,0	–	–	–
Avis Southern Africa	–	–	0,8	–
Barloworld Global Management Services (Pty) Limited	–	–	1,0	–
Barloworld Optimus (Pty) Limited	–	–	2,1	–
	50,9	–	151,4	–
Leasing, finance arrangements and other transactions with related parties				
Avis Southern Africa	–	–	0,1	–
Barloworld Handling	–	–	0,6	–
	–	–	0,7	–
Amounts due (to)/from as at the end of the year				
Amount owing to Barloworld Logistics (Pty) Limited. Arm's length trading credit terms with no guarantees provided	–	–	(27,8)	–
Barloworld Limited current OGA account, unsecured, payable 25 October 2003	(6,0)	–	–	–
Barloworld Logistics (Pty) Limited, current account	–	–	2,4	–
Amanzi Lime Services (Pty) Limited, 30 days from statement, unsecured	–	–	–	1,7
	(6,0)	–	(25,4)	1,7

30. RELATED PARTY TRANSACTIONS (continued)

Associates and joint ventures

Details of investments in associates and income from associates are disclosed in note 4 of the group's results.

Subsidiaries

Details of income from subsidiaries are disclosed in note 13 of the company's results.

Details of investments in subsidiaries are disclosed in note 3 of the company's results.

Directors

Details regarding directors' remuneration and interest are disclosed in note 29 of the group's results. The directors' fees payable to PPC directors, who are also directors of Barloworld Limited, are paid directly to Barloworld Limited.

Senior employees

Details regarding share options are disclosed in note 29 of the group's results.

Shareholders

The principal shareholders of the company are disclosed on page 164.

Contingent liabilities

Details disclosed per note 25 of the group's results.

Company balance sheet

at 30 September 2005

	Notes	2005 Rm	2004* Rm	2003* Rm
ASSETS				
Non-current assets		1 304,3	1 241,7	1 390,8
Property, plant and equipment	1	802,7	759,1	798,8
Intangible assets	2	4,3	3,7	8,0
Other non-current assets	3	471,8	469,4	584,2
Investment in associates	4	21,1	8,1	(0,2)
Deferred tax assets	8	4,4	1,4	–
Current assets		1 069,3	1 303,6	1 200,2
Inventories	5	156,1	148,2	155,9
Trade and other receivables	6	411,5	326,3	318,7
Cash and cash equivalents		501,7	829,1	725,6
Total assets		2 373,6	2 545,3	2 591,0
EQUITY AND LIABILITIES				
Capital and reserves				
Share capital and premium	7	867,6	866,5	865,8
Non-distributable reserves		27,7	17,3	12,6
Retained profit		845,3	1 092,2	1 075,9
Interest of shareholders of PPC Company Limited		1 740,6	1 976,0	1 954,3
Non-current liabilities		170,6	186,3	197,7
Deferred tax liabilities	8	92,5	96,5	106,2
Provisions and non-interest-bearing	9	78,1	89,8	91,5
Current liabilities		462,4	383,0	439,0
Short-term borrowings	10	0,1	–	–
Tax payable		152,6	142,1	209,7
Trade and other payables	11	299,4	231,5	221,6
Provisions	12	10,3	9,4	7,7
Total equity and liabilities		2 373,6	2 545,3	2 591,0

* *Restated*

Company income statement

for the year ended 30 September 2005

	Notes	2005 Rm	2004* Rm	2003* Rm
Revenue		3 163,4	2 608,2	2 221,6
Cost of sales		1 665,4	1 469,9	1 363,3
Gross profit		1 498,0	1 138,3	858,3
Non-operating income		257,0	185,4	253,0
Administration expenditure		32,3	25,7	25,9
Other operating expenditure		212,9	196,1	180,5
Operating profit	13	1 509,8	1 101,9	904,9
Fair value (losses)/gains on financial instruments	14	(2,9)	3,2	(0,7)
Finance costs	15	43,5	42,5	44,2
Income from investments	16	57,7	51,0	75,0
Profit before exceptional items		1 521,1	1 113,6	935,0
Exceptional items	17	15,5	(0,4)	3,7
Profit before tax		1 536,6	1 113,2	938,7
Tax	18	514,9	360,3	282,8
Net profit		1 021,7	752,9	655,9

* *Restated*

Company statement of changes in shareholders' interest

for the year ended 30 September 2005

	Share capital Rm	Share premium Rm	Non-distributable reserve Available-for-sale financial assets Rm	Retained profit Rm	Total Rm
Balance at 1 October 2002	53,7	812,1	11,8	1 022,7	1 900,3
Restatement ^	–	–	–	(1,8)	(1,8)
Balance at 1 October 2002 restated	53,7	812,1	11,8	1 020,9	1 898,5
Movement for the year					
Revaluation of investments	–	–	0,9	–	0,9
Deferred tax on revaluation	–	–	(0,1)	–	(0,1)
Net profit	–	–	–	655,9	655,9
Dividends	–	–	–	(600,9)	(600,9)
Balance at 30 September 2003*	53,7	812,1	12,6	1 075,9	1 954,3
Movement for the year					
Increase in share capital and premium	–	0,7	–	–	0,7
Revaluation of investments	–	–	5,5	–	5,5
Deferred tax on revaluation	–	–	(0,8)	–	(0,8)
Net profit	–	–	–	752,9	752,9
Dividends	–	–	–	(736,6)	(736,6)
Balance at 30 September 2004*	53,7	812,8	17,3	1 092,2	1 976,0
Movement for the year					
Increase in share capital and premium	–	1,1	–	–	1,1
Revaluation of investments	–	–	12,1	–	12,1
Deferred tax on revaluation	–	–	(1,7)	–	(1,7)
Net profit	–	–	–	1 021,7	1 021,7
Dividends	–	–	–	(1 268,6)	(1 268,6)
Balance at 30 September 2005	53,7	813,9	27,7	845,3	1 740,6

* *Restated*

^ *This restatement relates to the adoption of IFRIC 1 by the company. Refer note 27.1 of the group results*

PPC

Company cash flow statement

for the year ended 30 September 2005

	Notes	2005 Rm	2004* Rm	2003* Rm
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash generated from operations	A	1 342,8	1 025,3	667,2
Finance costs paid		(45,9)	(39,3)	(43,9)
Dividends received from investments and associates		24,6	3,7	4,5
Interest received		30,8	47,3	70,5
Income from subsidiary companies		224,8	184,7	246,3
Tax paid	B	(513,0)	(439,8)	(205,7)
Cash available from operations		1 064,1	781,9	738,9
Dividends paid		(1 268,6)	(736,6)	(600,9)
Net cash (outflow)/inflow from operating activities		(204,5)	45,3	138,0
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of property, plant and equipment		(135,8)	(61,9)	(98,5)
– replacement capital expenditure		(99,7)	(60,0)	(81,4)
– expansion capital expenditure		(36,1)	(1,9)	(17,1)
Acquisition of intangible assets		(2,5)	(1,4)	(4,3)
Dividends received from non-consolidated subsidiary company		20,7	6,3	–
Total proceeds (net)		16,6	9,1	8,4
– proceeds received on disposal of subsidiary company	C	–	3,8	–
– proceeds received on disposal of associate company	D	15,0	–	–
– proceeds from the disposal of property, plant and equipment		1,6	5,3	8,4
Movements in investments and loans		(1,6)	2,8	2,9
(Increase)/decrease in net amounts owing by subsidiary and associate companies		(21,5)	102,6	(55,2)
Net cash (outflow)/inflow from investing activities		(124,1)	57,5	(146,7)
Net cash (outflow)/inflow before financing activities		(328,6)	102,8	(8,7)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issue of share capital		1,1	0,7	–
Short-term borrowings raised		0,1	–	–
Net cash inflow from financing activities		1,2	0,7	–
Net (decrease)/increase in cash and cash equivalents		(327,4)	103,5	(8,7)
Cash and cash equivalents at the beginning of the year		829,1	725,6	734,3
Cash and cash equivalents at the end of the year		501,7	829,1	725,6

All cash and cash equivalents are held in South African denominated bank accounts

* *Restated*

Notes to the company cash flow statement

for the year ended 30 September 2005

		2005 Rm	2004* Rm	2003* Rm
A.	CASH GENERATED FROM OPERATIONS IS CALCULATED AS FOLLOWS:			
	Profit before exceptional items	1 521,1	1 113,6	935,0
	Adjustments for:			
	– Depreciation	95,7	94,3	92,4
	– Amortisation of intangible assets	1,9	2,8	4,6
	– Profit on disposal of plant and equipment and intangibles	(0,7)	(0,5)	(3,3)
	– Dividends received	(26,9)	(3,7)	(4,5)
	– Income from subsidiary companies	(256,9)	(184,7)	(246,3)
	– Interest received	(30,8)	(47,3)	(70,5)
	– Finance costs#	46,4	39,3	44,9
	– Other non-cash flow items	(7,3)	2,3	6,8
	Operating cash flows before movements in working capital	1 342,5	1 016,1	759,1
	(Increase)/decrease in inventories	(15,5)	7,7	(6,3)
	Increase in receivables	(50,7)	(7,7)	(64,7)
	Increase/(decrease) in payables	66,5	9,2	(20,9)
	Cash generated from operations	1 342,8	1 025,3	667,2
B.	TAX PAID IS RECONCILED TO AMOUNTS DISCLOSED IN THE INCOME STATEMENTS AS FOLLOWS:			
	Net amounts outstanding at the beginning of the year	142,1	209,7	128,5
	Charge per income statement (excluding deferred tax)	523,5	372,2	286,9
	Net amounts outstanding at the end of the year	(152,6)	(142,1)	(209,7)
	Cash amounts paid	513,0	439,8	205,7
C.	DISPOSAL OF 75% OF AFRIPACK (PTY) LIMITED			
	Investment in preference shares included in financial assets		(30,0)	–
	Gross consideration received from outside shareholders		33,8	–
	Net proceeds received from outside shareholders		3,8	–
D.	DISPOSAL OF 33,3% SHARE IN SLAGMENT (PTY) LIMITED			
	Cost of investment	3,7	–	–
	Profit on disposal	10,3	–	–
	Proceeds from disposal	14,0	–	–
	Being:			
	– Total consideration	15,0	–	–
	– Disposal costs	(0,7)		
	– Capital gains tax	(0,3)	–	–
		14,0	–	–

* *Restated*

\# *Includes fair value adjustments realised on financial instruments*

Notes to the company financial statements

for the year ended 30 September 2005

	Freehold and leasehold land, buildings and mineral rights Rm	Decom-missioning and rehabilitation assets Rm	Plant, quarry vehicles, furniture and equipment Rm	Capitalised leased plant Rm	Total Rm
1. PROPERTY, PLANT AND EQUIPMENT					
2005					
Cost	315,8	24,7	1 292,0	149,6	1 782,1
Accumulated depreciation and impairment	121,2	14,4	783,3	60,5	979,4
Net carrying value	194,6	10,3	508,7	89,1	802,7
2004*					
Cost	311,4	25,6	1 165,6	149,6	1 652,2
Accumulated depreciation and impairment	110,2	14,3	708,2	60,4	893,1
Net carrying value	201,2	11,3	457,4	89,2	759,1
2003*					
Cost	318,0	29,9	1 130,0	149,6	1 627,5
Accumulated depreciation and impairment	108,3	13,8	653,8	52,8	828,7
Net carrying value	209,7	16,1	476,2	96,8	798,8
Movement of property, plant and equipment					
2005					
Net carrying value at the beginning of the year	201,2	11,3	457,4	89,2	759,1
Additions	4,4	–	131,4	–	135,8
Reclassification of capital spares	–	–	10,9	–	10,9
	205,6	11,3	599,7	89,2	905,8
Depreciation	(11,0)	(0,1)	(84,5)	(0,1)	(95,7)
Disposals	–	–	(4,0)	–	(4,0)
Effect of IFRIC 1 adjustment	–	(0,9)	–	–	(0,9)
Impairment	–	–	(2,5)	–	(2,5)
Net carrying value at the end of the year	194,6	10,3	508,7	89,1	802,7

For further information relating to the company's property, plant and equipment refer to note 1 of the group results.

* Restated

Notes to the company financial statements continued

for the year ended 30 September 2005

	Freehold and leasehold land, buildings and mineral rights Rm	Decom-missioning and rehabilitation assets Rm	Plant, quarry vehicles, furniture and equipment Rm	Capitalised leased plant Rm	Total Rm
1. PROPERTY, PLANT AND EQUIPMENT (continued)					
Movement of property, plant and equipment					
2004*					
Net carrying value at the beginning of the year	209,7	16,1	476,2	96,8	798,8
Additions	2,5	–	59,4	–	61,9
	212,2	16,1	535,6	96,8	860,7
Depreciation	(10,8)	(0,5)	(75,4)	(7,6)	(94,3)
Disposals	(0,2)	(4,3)	(2,8)	–	(7,3)
Net carrying value at the end of the year	201,2	11,3	457,4	89,2	759,1
Movement of property, plant and equipment					
2003*					
Net carrying value at the beginning of the year	199,8	19,3	471,7	105,6	796,4
Additions	20,6	–	77,9	–	98,5
	220,4	19,3	549,6	105,6	894,9
Depreciation	(10,2)	(0,8)	(72,6)	(8,8)	(92,4)
Disposals	(0,5)	(2,4)	(0,8)	–	(3,7)
Net carrying value at the end of the year	209,7	16,1	476,2	96,8	798,8

* *Restated*

	2005 Rm	2004* Rm	2003* Rm
2. INTANGIBLE ASSETS			
ERP development and other software			
Cost			
Beginning of the year	26,8	29,2	24,9
Additions	2,5	1,8	4,3
Disposals	(0,1)	(1,4)	–
Impairment	–	(2,8)	–
End of the year	29,2	26,8	29,2
Accumulated amortisation			
Beginning of the year	23,1	21,2	16,6
Disposals	(0,1)	(1,2)	–
Amortisation	1,9	2,8	4,6
Additions	–	0,3	–
End of the year	24,9	23,1	21,2
Carrying amount			
End of the year	4,3	3,7	8,0

* Restated

Notes to the company financial statements continued

for the year ended 30 September 2005

	2005 Rm	2004 Rm	2003 Rm
3. OTHER NON-CURRENT ASSETS			
Financial assets			
Interest in subsidiaries	387,1	398,8	546,3
Listed investments at fair value @	–	0,2	0,1
Unlisted investments	72,6	59,3	22,8
Unlisted investments at fair value @	30,7	18,3	12,9
Unlisted preference shares at amortised cost #	30,0	30,0	–
Contributions to PPC Environmental Trust<	11,9	11,0	9,9
Guaranteed loan in respect of railway line~	10,1	9,1	13,1
Other non-current loans and deposits	2,0	2,0	1,9
	471,8	469,4	584,2
INTEREST IN SUBSIDIARIES (ANNEXURE 1)			
Shares at cost	481,4	481,4	507,5
Less: Amounts written off	146,9	126,2	108,1
	334,5	355,2	399,4
Add: Amounts owing by subsidiaries	75,5	88,1	191,1
	410,0	443,3	590,5
Less: Amounts owing to subsidiaries	(22,9)	(44,5)	(44,2)
	387,1	398,8	546,3

< Contributions to PPC Environmental Trust
These contributions are invested with independent financial institutions in interest-bearing deposits and can be utilised on approval from the Department of Minerals and Energy Affairs for rehabilitation costs.

~ Guaranteed loan in respect of railway line
Amortised over the period of the loan by way of reduced payment to Spoornet for rail transport services.
This loan earns interest at a rate of prime less 4%. An amount of R5,4 million was reversed in the current year due to the proposed increase in usage.

 # Investment in unlisted preference shares
These preference shares earn dividends at a rate of 70% of the current prime lending rate plus 3%, and are redeemable at the end of the 2007 financial year.

	2005 Rm	2004 Rm	2003 Rm
@ Available-for-sale investments			
Investments at cost less amounts written off	–	0,1	0,1
Fair value adjustments	30,7	18,4	12,9
Investments at fair value	30,7	18,5	13,0
Listed investments	–	0,2	0,1
Unlisted investments	30,7	18,3	12,9
Valuation of shares:			
Market value of listed investments	–	0,2	0,1
Directors' valuation of unlisted investments	72,6	59,3	22,8
Total fair value	72,6	59,5	22,9
Classification of financial assets			
Available-for-sale	30,7	18,5	13,0
Originated loans and receivables	42,1	41,1	15,0
Available-for-sale assets (interest in non-consolidated subsidiary)	399,0	409,8	556,2
	471,8	469,4	584,2

	2005 Rm	2004* Rm	2003* Rm
4. INVESTMENT IN ASSOCIATES			
Investments at cost	10,3	10,3	3,8
Less Disposals	(3,8)	–	–
	6,5	10,3	3,8
Amount owing by/(due to) associate company	14,6	(2,2)	(4,0)
Carrying value including amount owing	21,1	8,1	(0,2)
Made up as follows:			
Investment in associates at carrying value			
Afripack (Pty) Limited	6,5	6,5	–
Sagment (Pty) Limited	–	3,8	3,8
Amount owing by/(to)			
Afripack (Pty) Limited	14,6	11,8	–
Sagment (Pty) Limited	–	(14,0)	(4,0)
	21,1	8,1	(0,2)
5. INVENTORIES			
Raw materials	36,8	32,3	36,6
Work in progress	31,2	28,8	24,7
Finished goods	26,9	28,3	33,4
Maintenance stores	61,2	58,8	61,2
	156,1	148,2	155,9
Amount of inventory recognised as an expense during the year	1 166,2	1 027,5	907,4
Amount of writedown of inventory to net realisable value and losses of inventory	1,6	2,9	2,2
Reversal of previous inventory writedowns	4,1	–	–
No inventory has been pledged as security. During the year certain items of inventory were reclassified to property, plant and equipment. Inventory has been valued using the weighted average cost formula.			
6. TRADE AND OTHER RECEIVABLES			
Trade receivables	355,1	300,2	288,8
Less Impairment of trade receivables	(5,2)	(5,5)	(5,7)
Originated loans and receivables	349,9	294,7	283,1
Other receivables and prepayments	59,2	30,0	31,8
Dividends receivable	2,4	1,6	–
Derivative financial instruments (held for trading financial assets)	–	–	3,8
	411,5	326,3	318,7
No receivables have been pledged as security. Amounts due to the company should be settled within the normal credit terms of 30 to 60 days.			
7. SHARE CAPITAL AND PREMIUM			
Authorised share capital			
60 000 000 ordinary shares of R1 each	60,0	60,0	60,0
Issued share capital			
53 750 139 ordinary shares in issue at the beginning of the year	53,7	53,7	53,7
11 100 (2004: 6 600; 2003: Nil) ordinary shares issued during the year	–	–	–
53 761 239 ordinary shares in issue at the end of the year	53,7	53,7	53,7
Share premium	813,9	812,8	812,1
Balance at the beginning of the year	812,8	812,1	812,1
Premium on shares issued	1,1	0,7	–
Total issued share capital and premium	867,6	866,5	865,8

* *Restated*

Notes to the company financial statements continued

for the year ended 30 September 2005

		2005 Rm	2004* Rm	2003* Rm
8.	**DEFERRED TAX**			
	Movement of deferred tax			
	Balance at the beginning of the year			
	– deferred tax assets	1,4	–	–
	– deferred tax liabilities	96,5	106,2	110,2
	Net liability at the beginning of the year	95,1	106,2	110,2
	Charged directly in equity	1,7	0,8	0,1
	Movement per income statement	(5,5)	(11,9)	(4,1)
	Impact of change in tax rate	(3,2)	–	–
	Net liability at the end of the year	88,1	95,1	106,2
	– deferred tax assets	4,4	1,4	–
	– deferred tax liabilities	92,5	96,5	106,2
	Analysis of deferred tax by type of temporary difference			
	Deferred tax assets			
	Unutilised STC credits	4,4	1,4	–
	Deferred tax liabilities			
	Capital allowances	119,2	128,9	139,5
	Provisions	(29,7)	(34,3)	(32,4)
	Prepayments	1,5	1,9	0,4
	Capital gains tax	3,1	1,3	0,5
	Other temporary differences	(1,6)	(1,3)	(1,8)
		92,5	96,5	106,2
9.	**PROVISIONS AND NON-CURRENT LIABILITIES**			
	Non-interest-bearing	78,1	89,8	91,5
	Non-current provisions (refer note 12)	78,1	89,8	91,5
	Deferred tax liabilities (refer note 8)	92,5	96,5	106,2
	Total non-current liabilities	170,6	186,3	197,7
10.	**SHORT-TERM BORROWINGS**			
	Short-term loans	0,1	–	–
11.	**TRADE AND OTHER PAYABLES**			
	Trade and other payables	299,4	231,4	221,1
	Liability on acquisition of Portland Holdings Limited	–	0,1	0,5
		299,4	231,5	221,6

Trade and other payables are payable within a 30 to 60-day period.

The company's US dollar-denominated liability to former shareholders of Portland Holdings Limited, being claims outstanding in respect of the scheme of arrangement, is less than R0,1 million (2004: R0,1 million; 2003: R0,5 million). The liability is repayable in Zimbabwe dollars at a fixed rate between the US dollar and Zimbabwe dollar at the date of acquisition.

* *Restated*

	2005 Rm	2004* Rm	2003* Rm
12. PROVISIONS			
Non-current (refer note 9)	78,1	89,8	91,5
Current	10,3	9,4	7,7
	88,4	99,2	99,2

	Decommissioning and quarry rehabilitation Rm	Retirement and post-retirement benefits^ Rm	Total Rm
Movement of provisions			
2005			
Balance at the beginning of the year	79,2	20,0	99,2
Amounts added	0,4	2,1	2,5
Unwinding of discount	6,4	–	6,4
Amounts utilised	(0,2)	(7,9)	(8,1)
Amounts reversed unutilised	(11,6)	–	(11,6)
Balance at 30 September 2005	74,2	14,2	88,4
Incurred:			
Within one year	5,8	4,5	10,3
Between two to five years	0,6	–	0,6
More than five years	67,8	9,7	77,5
	74,2	14,2	88,4
Movement of provisions			
2004*			
Balance at the beginning of the year	78,1	21,1	99,2
Amounts added	0,9	6,5	7,4
Unwinding of discount	6,7	–	6,7
Amounts reversed unutilised	(6,5)	–	(6,5)
Amounts utilised	–	(5,9)	(5,9)
Other movements	–	(1,7)	(1,7)
Balance at 30 September 2004	79,2	20,0	99,2
Incurred:			
Within one year	4,7	4,7	9,4
Between two to five years	18,0	15,3	33,3
More than five years	56,5	–	56,5
	79,2	20,0	99,2
Movement of provisions			
2003*			
Balance at the beginning of the year	78,9	14,9	93,8
Amounts added	–	6,9	6,9
Unwinding of discount	1,0	–	1,0
Amounts utilised	–	(0,7)	(0,7)
Amounts reversed unutilised	(1,8)	–	(1,8)
Balance at 30 September 2003	78,1	21,1	99,2
Incurred:			
Within one year	4,2	3,5	7,7
Between two to five years	19,1	0,3	19,4
More than five years	54,8	17,3	72,1
	78,1	21,1	99,2

* *Restated*
^ *Refer note 13 of the group results*

Notes to the company financial statements continued

for the year ended 30 September 2005

	2005 Rm	2004* Rm	2003* Rm
13. OPERATING PROFIT			
Operating profit is arrived at after taking into account the items detailed below:			
Income from subsidiary companies			
– Fees	17,7	17,9	18,9
– Interest	1,5	5,9	2,9
– Dividends	237,7	160,9	224,5
	256,9	184,7	246,3
Amortisation of intangible assets (refer note 2)	1,9	2,8	4,6
Depreciation (refer note 1):			
– Cost of sales	85,1	85,3	82,3
– Operating costs	10,6	9,0	10,1
	95,7	94,3	92,4
Distribution costs			
– Cost of sales	453,8	359,4	341,7
Operating lease charges			
– Land and buildings	3,1	4,3	3,1
– Plant, vehicles and equipment	2,5	1,0	0,6
	5,6	5,3	3,7
Exploration and research costs	0,3	0,7	2,4
Administration and management fees paid	4,2	2,0	3,7
Fees paid to holding company	21,7	19,6	18,2
Technical fees	4,2	2,0	2,0
Auditors' remuneration:			
– Audit fees	2,1	1,8	1,7
– Fees for other services	0,1	0,3	0,2
	2,2	2,1	1,9
Staff costs	335,9	323,3	298,6
Retirement benefit contributions	22,8	20,2	21,1
Profit on disposal of plant and equipment and intangibles	(0,7)	(0,5)	(3,3)

* Restated

	2005 Rm	2004* Rm	2003* Rm
14. FAIR VALUE (LOSSES)/GAINS ON FINANCIAL INSTRUMENTS			
(Losses)/gains on derivatives designated as economic hedging instruments	(0,6)	2,7	(1,3)
(Losses)/gains on translation of foreign currency monetary items	–	0,5	10,2
Loss on other foreign currency derivatives	(2,3)	–	(9,6)
	(2,9)	3,2	(0,7)
15. FINANCE COSTS			
Bank and other borrowings	1,7	1,8	2,4
Finance lease interest	31,0	30,4	31,0
Subsidiary companies	4,4	3,6	9,8
Unwinding of discount on rehabilitation provisions	6,4	6,7	1,0
	43,5	42,5	44,2
16. INCOME FROM INVESTMENTS			
Dividends			
– Unlisted investments	9,4	3,7	4,5
– Associate companies	17,5	–	–
Interest received:			
– On deposits	30,8	47,3	70,5
	57,7	51,0	75,0
17. EXCEPTIONAL ITEMS			
Impairment of investment in subsidiaries	–	(13,1)	–
Impairment of intangible assets	–	(2,8)	–
Impairment of plant and equipment	(2,5)	–	–
Reversal of impairment of financial asset	5,4	–	–
Reversal of provision against loan to subsidiary	1,6	–	–
Profit on disposal of subsidiary company and associate	10,6	13,8	–
Profit on disposal of properties	0,4	1,7	3,7
Gross exceptional items	15,5	(0,4)	3,7
Tax – capital gains tax	(0,3)	–	–
– deferred	0,7	–	–
Net exceptional items	15,9	(0,4)	3,7

* *Restated*

Notes to the company financial statements continued

for the year ended 30 September 2005

	2005 Rm	2004* Rm	2003* Rm
18. TAX			
South African normal tax			
– current year	370,9	300,5	221,2
– prior year	–	(4,1)	–
	370,9	296,4	221,2
Foreign tax			
– current year	6,3	–	–
Deferred tax			
– current year	(1,8)	(12,5)	(4,1)
– rate change	(3,2)	–	–
– exceptional	(0,7)	–	–
– prior year	–	2,0	–
	(5,7)	(10,5)	(4,1)
Secondary tax on companies			
– current year	146,0	75,2	65,7
– deferred	(2,9)	(1,4)	–
	143,1	73,8	65,7
Capital gains tax – current	0,3	0,6	–
Tax attributable to the company	514,9	360,3	282,8

	2005 %	2004* %	2003* %
Reconciliation of rate of tax			
Tax as a percentage of profit before tax (excluding prior year tax)	33,5	32,6	30,1
Adjustment due to the inclusion of dividend income	4,9	4,3	7,3
	38,4	36,9	37,4
Reduction in rate of tax	0,5	0,3	0,3
– permanent differences	0,3	0,3	0,3
– rate change adjustment	0,2	–	–
Increase in rate of tax	(9,9)	(7,2)	(7,7)
– disallowable charges	(0,2)	(0,6)	(0,3)
– secondary tax on companies	(9,3)	(6,6)	(7,0)
– tax on foreign dividend received	(0,4)	–	(0,4)
South African normal tax rate	29,0	30,0	30,0

* *Restated*

	2005 Rm	2004 Rm	2003 Rm
19. CONTINGENT LIABILITIES			
Guarantees for loans, banking facilities and other obligations to third parties	6,7	6,7	6,7

Secondary tax on companies is payable on dividends declared at a rate of 12,5%.

Litigation, current or pending, is not considered likely to have a material adverse effect on the company.

20. FINANCIAL RISK MANAGEMENT AND RELATED PARTIES

Refer notes 28 and 30 of the group's results

Annexure 1 interest in subsidiary companies and unlisted associates

for the year ended 30 September 2005

SUBSIDIARY COMPANIES

Name of company	Issued share capital R	2005 %	Percentage held 2004 %	2003 %
Afripack Limited	567 000A			100
	693 000B			100
Cape Portland Cement Co Limited	5 264 000	100	100	100
Cooper & Cooper Holdings (Pty) Limited	100 000	100	100	100
Eastern Province Cement Co Limited	800 000	100	100	100
Mooiplaas Dolomite (Pty) Limited	100	100	100	100
PPC Botswana (Pty) Limited*	6 000 000A#	100	100	100
	6 000 000B#	100	100	100
Portland Holdings Limited ~	83 920 148†	100	100	100
PPC Lime Limited	4 207 965	100	100	100
PPC Saldanha (Pty) Limited	100	100	100	100
Property Cats (Pty) Limited	100	100	100	100
Kgale Quarries (Pty) Limited*	3 643 000#	100	100	
Other minor subsidiary companies				

Less: Amounts written off

ASSOCIATES

Name of entity	Principal activity	Issued share capital R	2005 %	Percentage held 2004 %	2003 %
Afripack (Pty) Limited	Paper sack manufacturers	1 260 000	25	25	
Amanzi Lime Services (Pty) Limited	Lime supply	4 000	50	50	50
Kgale Quarries (Pty) Limited*	Aggregate mining	3 643 000#			50
Slagment (Pty) Limited	Slag milling	11 600 001		33,3	33,3
Shaleje Services Trust	Admin services		15,0	36,0	38,5

Less: Amounts written off

All subsidiary companies and associates are incorporated in the Republic of South Africa, except as indicated.
A full list of subsidiary companies, unlisted associates and investments is available for inspection at the registered office of the company.
The financial year-end of the associates is as follows:

Amanzi Lime Services (Pty) Limited	30 September
Slagment (Pty) Limited	31 December
Shaleje Services Trust	31 May

* *Registered in Botswana*
~ *Registered in Zimbabwe*
\# *Botswana pula*
† *Zimbabwe dollar*

PPC

Shares 2005 Rm	Shares 2004 Rm	Shares 2003 Rm	Indebtedness (due to)/due by 2005 Rm	Indebtedness (due to)/due by 2004 Rm	Indebtedness (due to)/due by 2003 Rm
		25,3			66,3
		0,8			–
1,6	1,6	1,6	(5,4)	(5,4)	(5,4)
0,8	0,8	0,8	–	3,8	3,8
1,3	1,3	1,3	–	(1,5)	(1,5)
			0,8	(2,6)	25,0
12,0	12,0	12,0	–	0,8	(7,5)
435,7	435,7	435,7	–	–	–
17,7	17,7	17,7	(11,9)	(3,1)	(12,1)
			74,7	85,1	96,5
12,0	12,0	12,0	1,1	1,1	1,1
0,3	0,3	0,3	(5,6)	(31,9)	(17,7)
481,4	481,4	507,5	53,7	46,3	148,5
146,9	126,2	108,1	1,1	2,7	1,6
334,5	355,2	399,4	52,6	43,6	146,9

Shares 2005 Rm	Shares 2004 Rm	Shares 2003 Rm	Indebtedness (due to)/due by 2005 Rm	Indebtedness (due to)/due by 2004 Rm	Indebtedness (due to)/due by 2003 Rm
6,5	6,5		14,6	11,8	
		9,1			–
	3,8	3,8		(14,0)	(4,0)
	0,1	0,1			
6,5	10,4	13,0	14,6	(2,2)	(4,0)
–	–	–	–	–	–
6,5	10,4	13,0	14,6	(2,2)	(4,0)

PPC in the stock market

SHARE OWNERSHIP

Number of shareholders	Category			Number of shares held	% of issued capital
6 397	1	–	1 000	1 665 202	3,1
809	1 001	–	5 000	1 780 600	3,3
161	5 001	–	10 000	1 186 147	2,2
66	10 001	–	20 000	921 786	1,7
49	20 001	–	50 000	1 439 110	2,7
18	50 001	–	100 000	1 268 537	2,4
14	100 001	–	500 000	3 224 051	6,0
7	over		500 000	42 275 806	78,6
7 521				53 761 239	100,0

Barloworld group	38 513 624	71,6
Institutional investors	9 719 517	18,1
Nominee companies*	971 138	1,8
Pension/provident funds	2 192 255	4,1
Individuals and others	2 364 705	4,4
	53 761 239	100,0

* *The majority of shares held by nominee companies are held on behalf of institutional investors*

SHAREHOLDER SPREAD

Non-public shareholders	Number of shareholders	Number of shares held	% of issued capital
Group directors	12	31 709	0,1
Trustees of employee share scheme and funds established for benefit of employees	3	193 770	0,4
Shareholders interested in 5% or more of the issued shares	2	38 513 624	71,6
Total non-public shareholders	**17**	**38 739 103**	**72,1**
Public shareholders	**7 504**	**15 022 136**	**27,9**
Total	**7 521**	**53 761 239**	**100,0**

The company's access codes are:
JSE: PPC
ISIN: ZAE000005559

PPC RELATIVE SHARE PRICE PERFORMANCE


180
160
140
120
100
80
60
Oct 04
Nov 04
Dec 04
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
PPC
FTSE/JSE All Share Index
FTSE/JSE Building and Construction Materials Index

CURRENCY CONVERSION GUIDE

Approximate value of foreign currencies relative to the rand at 30 September	2005	2004	2003
Botswana pula	0,85	0,73	0,69
Zimbabwe dollar	6 375,00	1 500,00~	770,00
US dollar	0,16	0,15	0,14
Euro	0,13	0,12	0,12
Danish krone	0,97	0,93	0,90

~ *Restated in terms of appropriate exchange rates in Zimbabwe*

Notice of annual general meeting

PRETORIA PORTLAND CEMENT COMPANY LIMITED
Incorporated in the Republic of South Africa
(Registration No: 1892/000667/06)
(PPC) or (the company)
JSE code: PPC
ISIN code: ZAE000005559

The one hundred and tenth annual general meeting of Pretoria Portland Cement Company Limited will be held in the Tokyo Meeting Room, Barloworld Corporate Office, 180 Katherine Street, Sandton, on Monday, 23 January 2006 at 12:00 for the purpose of conducting the following business:

1. To receive and adopt the annual financial statements for the year ended 30 September 2005, including the directors' report and the report of the auditors.

2. To elect directors in accordance with the provisions of the company's articles of association.

   Messrs S Abdul Kader and J Shibambo, having been appointed as directors by the board during the year, are required to retire. Messrs RH Dent, PE Esterhuysen, AJ Lamprecht and EP Theron are required to retire by rotation.
   All retiring directors are eligible and have offered themselves for election and re-election respectively and the nominations committee has recommended their election and re-election respectively.
   A brief curriculum vitae of each director standing for election and re-election accompanies this notice.

3. To consider and, if deemed fit, to pass with or without modification, the following ordinary resolution:

"That with effect from 1 October 2005 and in terms of article 61 of the company's articles of association, the fees payable to:

a) non-executive directors (other than the chairman) for their services be increased by R5 000 per person per annum from R85 000 to R90 000;
b) the chairman of the audit committee for services rendered be increased by R2 000 per annum from R35 000 to R37 000;
c) non-executive members of the audit committee be increased by R1 500 per person per annum from R25 000 to R26 500;
d) non-executive members of the risk management and compliance committee be increased by R1 500 per person per annum from R20 000 to R21 500;
e) non-executive members of the remuneration committee be increased by R500 per person per annum from R6 000 to R6 500;
f) non-executive members of the nominations committee be increased by R500 per person per annum from R6 000 to R6 500; and
g) the chairman for services rendered be increased by R8 000 per annum from R130 000 to R138 000."

4. To consider and, if deemed fit, to pass with or without modification, the following special resolution:

That

a) The directors of the company be authorised from time to time to acquire issued shares in the ordinary share capital of the company on the JSE Limited open market at a price no greater than 10% above the weighted average of the market value for the securities for the five previous business days immediately preceding the date on which the transaction was agreed or at a bid price no greater than the current trading price of the share; and
   the purchase by any of the company's subsidiaries of shares in the company in the manner contemplated by and in accordance with the provisions of section 89 of the Companies Act, 1973, and other provisions which may be applicable.
b) The authorisation granted in terms of (a) above shall remain in force from the date of registration of this special resolutio by the Registrar of Companies until the conclusion of the next annual general meeting of the company and, in any event, no later than 15 months from the date on which it was passed.

c) The repurchase by the company of its own securities in terms of (a) above may not exceed 7,5% of the company's issued ordinary share capital in the aggregate in any one financial year or in the case of acquisition by any of the company's subsidiaries, 7,5% of the issued ordinary share capital in the aggregate.
d) The company's intention regarding the utilisation of the authority which is sought in terms of (a) above is to continue with the share buyback programme initiated with the sanction of shareholders on 25 January 2002.
e) The repurchase of securities being effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counterparty.
f) That authorisation to repurchase the shares is in accordance with the company's articles of association.
g) That only one agent will effect the buyback on behalf of the company.
h) That after the repurchase has been effected the company will still comply with paragraphs 3.37 to 3.41 concerning shareholder spread requirements.
i) The company and its subsidiaries will not repurchase shares during a closed period.
j) In the event that the directors are granted general authority to buy back a maximum 7,5% of the issued share capital of PPC, or in the case of acquisition by any of the company's subsidiaries, 7,5% of the issued ordinary share capital in the aggregate, it is the opinion of the directors that following such maximum repurchase of shares:
   - the company and the group would be able, in the ordinary course of business, to pay its debts for a period of 12 months after the date of notice issued in respect of the annual general meeting;
   - the assets of the company and the group would be in excess of the liabilities of the company and the group. For this purpose, the assets and liabilities would be recognised and measured in accordance with the accounting policies used in the latest audited group annual financial statements;
   - the ordinary capital and reserves of the company and the group would be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting; and
   - the working capital of the company and the group would be adequate for a period of 12 months after the date of notice issued in respect of the annual general meeting.

Detail in regard to other JSE Listings Requirements applying to special resolution number 4

Details of the directors
Directors' details are set out on pages 28 to 30.

Directors' responsibility statement
The directors collectively and individually accept full responsibility for the accuracy of the information given and certify that to the best of their knowledge, and belief there are no facts that have been omitted which would make the statement false or misleading.

Interests of directors
The interests of the directors in the share capital of the company are set out on page 139.

Major shareholders
Details of major shareholders of the company are set out on page 164.

Share capital of the company
Details of the share capital of the company are set out on page 113.

Material change
There has been no material change in the financial or trading position of the company and its subsidiaries since the date of publication of the company's annual results on 9 November 2005.

Notice of annual general meeting continued

Litigation
The company and its subsidiaries are not, and have not in the 12 months preceding the date of this notice of annual general meeting been, involved in any legal or arbitration proceedings which may have or have had a material effect on the financial position of the company and its subsidiaries, nor is the company aware of any such proceedings that are pending or threatened.

The reason for proposing the special resolution is to permit and authorise PPC to acquire its own shares and permit and authorise a subsidiary of PPC to acquire shares in PPC. The effect will be to authorise the directors to purchase shares in PPC.

5. To re-appoint Messrs Deloitte & Touche as external auditors of the company to hold office from the conclusion of the one hundred and tenth annual general meeting until the conclusion of the next annual general meeting of the company.

6. To authorise the directors to fix the remuneration of the external auditors, Messrs Deloitte & Touche, for the past year's audit.

7. To transact such other business as may be transacted at an annual general meeting.

A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies (who need not be a member of the company) to attend, speak and vote in his/her stead.

Should shareholders who have dematerialised their PPC shares wish to attend the meeting in person, they will need to request their Central Securities Depository Participant (CSDP) or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.

A form of proxy is enclosed for the use of members who hold their shares in certificated or in dematerialised "own name" form only, who wish to be represented at the meeting, or may be obtained on application to the secretaries at the company's registered address or telephone +27 11 445-1000. The attention of members is drawn to the fact that if it is to be effective, the completed form of proxy must reach the company's transfer secretaries or the registered office of the company by no later than 12:00 on Thursday, 19 January 2006.

A form of proxy is only to be completed by the shareholders that are holding shares in certificated form or recorded on subregister electronic form in "own name".

By order of the board

BARLOWORLD TRUST COMPANY LIMITED
Secretaries
Per AR Holt

8 November 2005

CURRICULUM VITAE OF DIRECTORS BEING ELECTED AND RE-ELECTED AT THE ANNUAL GENERAL MEETING

S Abdul Kader
BSc, BB & A (Hons), MBA (Cum Laude) (35)
Director, organisational performance
Salim Abdul Kader was appointed to the PPC board in May 2005 as executive director responsible for organisational performance. He joined the PPC group in 2004 as organisational performance director, cement division and was appointed an alternate director on the PPC board in November 2004.

Prior to joining PPC he was the organisational effectiveness executive for the Tiger Brands group responsible for human resources development. Salim started his career with Tiger Foods Brands in the technical and operations functions before moving into human resources.

J Shibambo
Dip Bus Econ, Dip Bus Admin, Dip Estate Agency (57)
Joe Shibambo was appointed to the PPC board in May 2005. He has been involved in the construction industry since 1979, where he gained invaluable knowledge in building construction, construction management, property development and the implementation of BEE development programmes. He is the managing director of Hlamalane Projects, a company established in 1995. Through his organisation, he helps historically disadvantaged individuals in the basic management principles of starting a business and the effective management thereof. He was the first black residential township developer and independent contractor to build a shopping centre, both of which were based in Soweto.

RH Dent
BSc (Hons), BCom, Dip Datametrics (54)
Director, strategic projects
Harley Dent was appointed to the PPC board in 1993 as director, strategic projects. He joined Cape Portland Cement Company Limited, a subsidiary of PPC, in 1978 and has been with the group for 27 years. He is a fellow of the South African Chemical Institute, the South African Institute of Mining and Metallurgy and the Institute of Quarrying of Southern Africa. He is a past chairman of the Institute of Quarrying of Southern Africa and is currently chairman of the Aggregate & Sand Producers Association of South Africa.

P Esterhuysen
BCom, BAcc, CA(SA) (49)
Director, finance and administration
Peter Esterhuysen was appointed to the PPC board in December 2003 as director, finance and administration. He rejoined PPC from Barloworld Coatings, having previously held the position of financial director, cement division, for almost six years, prior to transferring to the coatings division of Barloworld as group financial director in 2002.

Before joining PPC in 1996, he held various executive directorship positions in a number of South African manufacturing and retailing companies, including major corporates. He has more than 13 years' collective service with the Barloworld group and extensive experience in all aspects of manufacturing, corporate finance and taxation.

Notice of annual general meeting continued

CURRICULUM VITAE OF DIRECTORS BEING ELECTED AND RE-ELECTED AT THE ANNUAL GENERAL MEETING continued

AJ Lamprecht

BCom, LLB, FED-IMD (53)

André Lamprecht was appointed to the PPC board in 1997. He practised as an advocate of the High Court of South Africa prior to being invited to join the Barloworld group in 1981. From 1983, he played a leading role in steering the group through a turbulent decade of political transition into a post-apartheid South Africa. He was appointed to the Barloworld Limited board in 1993, assuming responsibility for the company's interests in Namibia and Botswana in addition to human resources, social investment and other responsibilities. Currently he is chief executive officer of Barloworld Coatings. He has served on behalf of Barloworld on numerous public bodies and is a past chairman of Business South Africa, past president of AHI and past chairman of its Board of Trustees, and chairman of the Standing Committee on Corporate and Public Governance. He is also a director of the National Business Initiative (NBI), trustee of the Business Trust and former business convenor of the Trade and Industry Chamber of the National Economic Development and Labour Advisory Council (Nedlac), a member of its executive council, a member of the BUSA and CHAMSA Councils and a member of the Retirements Funds Advisory Committee of the Minister of Finance. He is also a long-standing senior member of the Standards Committee of the International Labour Organisation (ILO).

EP Theron

BCom, LLB, FBSA (64)

Eddie Theron was appointed to the PPC board in 1996. He was formerly group chief executive of Standard Bank Investment Corporation Limited. He is also on the board of Barloworld Limited and Mutual & Federal Insurance Company Limited.

Form of proxy

PRETORIA PORTLAND CEMENT COMPANY LIMITED
(Incorporated in the Republic of South Africa)
Company registration number 1892/000667/06
(PPC) or (the company)
JSE code: PPC
ISIN code: ZAE000005559

Only for the use of registered holders of certificated ordinary shares in the company and the holders of dematerialised ordinary shares in the capital of the company in "own name" form, at the annual general meeting to be held at 12:00 on Monday, 23 January 2006, in the Tokyo Meeting Room, Barloworld Corporate Office, 180 Katherine Street, Sandton.

Holders of ordinary shares in the company (whether certificated or dematerialised) through a nominee must not complete this form of proxy but should timeously inform that nominee, or, if applicable, their Central Securities Depository Participant (CSDP) or stockbroker of their intention to attend the annual general meeting and request such nominee, CSDP or stockbroker to issue them with the necessary authorisation to attend or provide such nominee, CSDP or stockbroker with their voting instructions should they not wish to attend the annual general meeting in person. Such ordinary shareholders must not return this form of proxy to the transfer secretaries.

I/We ______________________________ of ______________________________
(name and address in block letters)
being a member/s of the above company, hereby appoint ____________________ of ____________________

or, failing him, the chairman of the meeting as my/our proxy to attend, speak and vote for me/us and on my/our behalf or to abstain from voting at the annual general meeting of the company to be held in the Tokyo Meeting Room, Barloworld Corporate Office, 180 Katherine Street, Sandton, on Monday, 23 January 2006, and at any adjournment of that meeting as follows:

	In favour of	Against	Abstain
1. Adoption of annual financial statements			
2. Election of directors			
S Abdul Kader			
J Shibambo			
RH Dent			
P Esterhuysen			
AJ Lamprecht			
EP Theron			
3. Remuneration of non-executive directors/committee members and chairman			
4. Acquisition of own shares			
5. Re-appoint Messrs Deloitte & Touche as external auditors of the company			
6. Authorise directors to fix remuneration of external auditors			

Insert an "X" in the relevant spaces above according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of ordinary shares than you own in the company, insert the number of ordinary shares held in respect of which you desire to vote (see note 2).

Signed at ______________________________ on ____________________ 200 ______

Signature/s ______________________________

Assisted by (where applicable) ______________________________

Each member is entitled to appoint a proxy (who need not be a member of the company) to attend, speak and vote in place of that member at the annual general meeting.

Please read the notes on the reverse side of this form of proxy

Notes to form of proxy

1. A shareholder may insert the name of a proxy of the shareholder's choice in the space provided, with or without deleting "the chairman of the meeting", but any such deletion must be initialled by the shareholder. The person whose name stands first on the form of proxy and who is present at the annual general meeting will be entitled to act as proxy to the exclusion of those whose names follow.

2. Please insert an "X" in the relevant space according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of shares than you own in the company, insert the number of shares held in respect of which you wish to vote. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the annual general meeting as he/she deems fit in respect of the entire shareholder's votes exercisable at the annual general meeting. A shareholder or his/her proxy is not obliged to use all the votes exercisable by the shareholder or by his/her proxy, but the total of the votes cast in respect of which abstention is recorded may not exceed the total number of the votes exercisable by the shareholder or by his/her proxy.

3. To be valid, the completed form of proxy must reach the offices of the company's transfer secretaries (South Africa: Ultra Registrars (Pty) Limited, 11 Diagonal Street, Johannesburg, South Africa, PO Box 4844, Johannesburg, 2000, South Africa; Zimbabwe: Corpserve (Private) Limited, 4th Floor, Intermarket Centre, corner First Street/Kwame Nkrumah Avenue, Harare, Zimbabwe, PO Box 2208, Harare, Zimbabwe) or the company's registered office (180 Katherine Street, Sandton, South Africa, PO Box 782248, Sandton, 2146, South Africa) by no later than 48 hours prior to the annual general meeting (excluding Saturdays, Sundays and public holidays).

4. Where there are joint holders of any shares, only that holder whose name appears first in the register in respect of such shares need sign this form of proxy.

5. The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the annual general meeting and speaking and voting in person at the annual general meeting to the exclusion of any proxy appointed in terms of this proxy form.

6. Any alteration to this form of proxy must be signed in full and not initialled.

7. If this form of proxy is signed under a power of attorney, then such power of attorney or a notarially certified copy thereof must be sent with this form of proxy for noting (unless it has already been noted by the transfer secretaries).

8. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the transfer secretaries.

9. The chairman of the annual general meeting may accept any form of proxy which is completed other than in accordance with these notes if he is satisfied as to the manner in which the shareholder wishes to vote.

GRI cross-reference index

VISION AND STRATEGY		Page
1.1	Vision and strategy on sustainable development	1
1.2	Key elements of report	IFC

PROFILE

Organisational profile		Page
2.1	Name of reporting organisation	177, Cover
2.2	Major products and/or services, including brands	8
2.3	Operational structure	9
2.4	Major divisions, operating companies, subsidiaries and joint ventures	9, 162
2.5	Countries of operation	8, 9
2.6	Nature of ownership	8
2.7	Markets served	9
2.8	Scale of reporting organisation	
	– Number of employees	45, 46
	– Products/services offered	8
	– Net sales	99
	– Total capitalisation debt and equity	98
	– Value added	65
	– Total assets	98
	– Sales/revenue by country/region	118 – 121
	– Major products/services	8
	– Costs by country/region	na
	– Employees by country/region	45, 46
2.9	Stakeholders	
	– Communities	51
	– Customers	38, 53
	– Shareholders and providers of capital	8
	– Suppliers	39
	– Trade unions	43
	– Workforce, direct and indirect	45, 46

PROFILE

Report scope		Page
2.10	Contact person	41
2.11	Reporting period	3
2.12	Date of most recent previous report	30 Sept 04
2.13	Boundaries of report	n/a
2.14	Changes in size, structure, ownership of products/services	8, 9
2.15	Joint ventures, partially owned subsidiaries, leased facilities, outsourced operations and other	8
2.16	Restatements of information in earlier reports	85, 86

Report profile		Page
2.17	Decisions not to apply GRI principles	n/a
2.18	Definitions	80 – 85
2.19	Changes in measurement methods	86
2.20	Policies and internal practices to enhance assurance about report	22 – 23
2.21	Policy on independent assurance for report	n/a
2.22	Additional information	n/a

GOVERNANCE STRUCTURE AND MANAGEMENT SYSTEMS

Structure and governance		Page
3.1	Governance structure	18 – 27
3.2	Independent non-executive directors	19
3.3	Expertise of board members	28 – 30
3.4	Board identification of risks and opportunities	22 – 23
3.5	Executive compensation and goals	18, 136 – 139
3.6	Organisation structure – economic, environmental, social and related policies	18, 33, 43
3.7	Principles and policies on economic, environmental and social performance	18, 33, 43
3.8	Shareowner recommendations to board	na

Stakeholder engagement		Page
3.9	Identification of stakeholders	33
3.10	Stakeholder consultation	33
3.11	Information from stakeholder consultations	33
3.12	Use of information from stakeholder engagement	33

GRI Indicator
na not available
n/a not applicable

GRI cross-reference index continued

□ *GRI indicator*
na *not available*
n/a *not applicable*

PERFORMANCE INDICATORS

Environmental performance indicators

Emissions, effluents and waste		Page
EN8	Greenhouse gas emissions	37
EN9	Ozone-depleting substances	37
EN10	Other significant air emissions by type	37
EN11	Waste by type and destination	38
EN12	Discharges to water	n/a
EN13	Spills of chemicals, oils and fuels	n/a
EN30	Indirect greenhouse gas emissions	n/a
EN31	Hazardous waste	n/a
EN32	Ecosystems/habitats affected by water run-off	39

Suppliers		Page
EN33	Performance of suppliers	39

Products and services		Page
EN14	Impacts of products and services	39 – 40
EN15	Products and reclaimable	n/a

Compliance		Page
EN16	Incidents of fines for environmental non-compliance	n/a

Transport		Page
EN34	Impacts of transportation used for logistical purposes	40

Overall		Page
EN35	Total environmental expenditures by type	n/a

PERFORMANCE INDICATORS

Social performance indicators: labour practices and decent work

Employment		Page
LA1	Workforce by region/country, employee/non-employee, full-time/part-time, by contract (indefinite or permanent/fixed term or temporary), temporary agency co-employment	45 – 46
LA2	Net employment creation and average turnover segmented by region/country	43
LA12	Employee benefits beyond legal mandate	43

Labour/Management relations		Page
LA3	Employees represented by trade unions, bona fide employee representatives or covered by collective bargaining agreements	51
LA4	Information, consultation and negotiation with employees over changes in operations	43 – 44
LA13	Formal worker representation in decision-making or management, including corporate governance	43 – 44

PERFORMANCE INDICATORS

Social performance indicators: labour practices and decent work

Health and safety		Page
LA5	Recording and notification of occupational accidents and diseases	49
LA6	Formal health and safety committees comprising manager and worker representatives	49
LA7	Standard injury, lost day and absentee rates and number of work-related fatalities (including subcontracted workers)	40, 49
LA8	Policies or programmes on HIV/Aids	50
LA14	Compliance with ILO Guidelines for Occupational Health Management Systems	49
LA15	Agreements with trade unions or bona fide employee representatives covering health and safety at work	50

Training and education		Page
LA9	Average hours of training per year by category of employee	47
LA16	Programmes to support continued employability of employees and to manage career endings	47
LA17	Programmes for skills management or for lifelong learning	47

Diversity and opportunity		Page
LA10	Equal opportunity policies and programmes and monitoring systems	50 – 51
LA11	Senior management and corporate governance bodies including female/male ratios and other cultural diversity	47

GRI cross-reference index continued

PERFORMANCE INDICATORS

Social performance indicators: human rights

Strategy and management		Page
HR1	Human rights in relation to operations, including monitoring mechanisms and results	50
HR2	Human rights impacts on investment and procurement	50
HR3	Human rights within supply chain, including monitoring systems	50
HR8	Employee training on human rights in operations	50

Non-discrimination		Page
HR4	Prevention of discrimination in operations	50 – 51

Freedom of association and collective bargaining		Page
HR5	Freedom of association policy	50 – 51

Child labour		Page
HR6	Child labour	51

Forced and compulsory labour		Page
HR7	Forced and compulsory labour	51

PERFORMANCE INDICATORS

Social performance indicators: human rights

Disciplinary practices		Page
HR9	Appeal practices	51
HR10	Non-retaliation policy	51

Security practices		Page
HR11	Human rights training for security personnel	51

Indigenous rights		Page
HR12	Needs of indigenous people	51
HR13	Jointly managed community grievance mechanisms	51 – 52
HR14	Share of operating revenues redistributed to local communities	53

SOCIETY

Community		Page
SO1	Communities affected by activities	55
SO4	Awards for social, ethical and environmental performance	40 – 41, 49

Bribery and corruption		Page
SO2	Policy on bribery and corruption	52

Political contributions		Page
SO3	Political lobbying and contributions	52
SO5	Money paid to political bodies	52

Competition and pricing		Page
SO6	Court decisions on anti-trust and monopoly regulations	52
SO7	Mechanisms to prevent anti-competitive behaviour	52

PRODUCT RESPONSIBILITY

Customer health and safety		Page
PR1	Customer health and safety during use of products and services	52
PR4	Non-compliance concerning customer health and safety	50
PR5	Number of complaints	50
PR6	Voluntary code compliance	50

Products and services		Page
PR2	Product information and labelling	52
PR7	Non-compliance concerning product information and labelling	52
PR8	Customer satisfaction	52

Advertising		Page
PR9	Advertising policy	53
PR10	Breaches of advertising and marketing regulations	53

Respect of privacy		Page
PR3	Consumer privacy policy	53
PR11	Breaches of consumer privacy	53

☐ *GRI indicator*
na *not available*
n/a *not applicable*

Administration

PRETORIA PORTLAND CEMENT COMPANY LIMITED
(Incorporated in the Republic of South Africa)
Company registration number 1892/000667/06

JSE CODE PPC

ISIN CODE ZAE000005559

Auditors
Deloitte & Touche
Deloitte Place
The Woodlands
Woodlands Drive
Woodmead, Sandton
Private Bag X6
Gallo Manor, 2052, South Africa
Telephone +27 11 806 5000
Telefax +27 11 806 5111

Transfer secretaries
Ultra Registrars (Pty) Limited
11 Diagonal Street
Johannesburg, South Africa
PO Box 4844
Johannesburg, 2000, South Africa
Telephone +27 11 834 2266
Telefax +27 11 834 4398
E-mail info@ultrareg.co.za

Secretaries and registered office
Barloworld Trust Company Limited
180 Katherine Street, Sandton
PO Box 782248
Sandton, 2146, South Africa
Telephone +27 11 445 1000
Telefax +27 11 444 4170

Transfer secretaries: Zimbabwe
Corpserve (Private) Limited
4th Floor, Intermarket Centre
Corner First Street, Kwame Nkrumah Avenue
Harare, Zimbabwe
PO Box 2208
Harare, Zimbabwe
Telephone +263 4 758193/751559
Telefax +263 4 752629

Sponsor
JPMorgan Equities Limited
1 Fricker Road
Illovo, Johannesburg
Dunkeld West
Private Bag X9936
Sandton, 2146, South Africa
Telephone +27 11 507 0300
Telefax +27 11 507 0530

Sponsor: Zimbabwe
Sagit Financial Holdings (Private) Limited
18th Floor, Intermarket Life Towers
77 Jason Moyo Avenue
Harare, Zimbabwe
PO Box 21
Harare, Zimbabwe
Telephone +263 4 735488
Telefax +263 4 735 292

Financial calendar

Financial year-end		30 September
Annual general meeting		23 January 2006
Reports		
• Interim results for half-year to March	Published	May
• Preliminary announcement of annual results	Published	November
• Annual financial statements	Published	December
Dividends		
• Interim	Declared	May
	Paid	June
• Final	Declared	November
	Paid	January

GRAPHICOR 33149





www.ppc.co.za

PPC

END